CERNER
All Together

The ABCs of systemic healthcare reform


ABCs
ABCs

2008 Annual Report

On the Cover

At Cerner, we believe strategic investments in healthcare information technology (HIT) could save the United States healthcare system $500 billion each year. Today, the U.S. is poised to make its biggest investment ever in HIT. Cerner has a blueprint for how we should connect employers, governments, providers, researchers and, most importantly, individuals—linkages that will make healthcare safer and more affordable for all of us. To learn more about our vision for coordinated, evidence-based care, please visit **www.cerner.com/ABCs**.

ANNUAL REPORT 2008

CERNER
All Together

Table of Contents: Annual Report 2008

Board of Directors

Neal L. Patterson

- Chairman of the Board and Chief Executive Officer, Cerner Corporation

Clifford W. Illig

- Vice Chairman, Cerner Corporation

Gerald E. Bisbee Jr., Ph.D.

- Chairman, President and Chief Executive Officer, ReGen Biologics, Inc., Franklin Lakes, NJ

The Honorable John C. Danforth

- Partner, Bryan Cave LLP, St. Louis, MO
- Ambassador to the United Nations, July 2004–January 2005
- U.S. Senator - Missouri, 1976-1995

Michael E. Herman

- General Partner, Herman Family Trading Company, Kansas City, MO
- President, Kansas City Royals Baseball Club, 1992-2000

William B. Neaves, Ph.D.

- President and Chief Executive Officer, The Stowers Institute for Medical Research, Kansas City, MO

William D. Zollars

- Chairman, President and Chief Executive Officer, YRC Worldwide, Overland Park, KS

Leadership

Cerner Executive Cabinet

Neal L. Patterson ▪ Chairman of the Board and Chief Executive Officer
Clifford W. Illig ▪ Vice Chairman
Earl H. "Trace" Devanny, III ▪ President
Michael R. Nill ▪ Executive Vice President and Chief Engineering Officer
Jeffrey A. Townsend ▪ Executive Vice President
Michael G. Valentine ▪ Executive Vice President and General Manager, United States
Paul N. Gorup ▪ Senior Vice President and Chief of Innovation
Marc G. Naughton ▪ Senior Vice President and Chief Financial Officer
Julia M. Wilson ▪ Senior Vice President and Chief People Officer
Thomas P. Herzog ▪ Vice President, IT and Medical Device Technologies
Bill D. Wing ▪ Vice President, Healthe Employer and Government

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Cerner Executive Management

Zane M. Burke ▪ Senior Vice President, United States Client Relationships
John B. Landis ▪ Senior Vice President, Client Operations
Shellee K. Spring ▪ Senior Vice President, PowerWorks
Robert J. Campbell ▪ Vice President and Chief Learning Officer
Kimberly K. Hlobik ▪ Vice President, Lighthouse
J. Bryan Ince ▪ Vice President, Health Economy
Gay M. Johannes ▪ Vice President and Chief Quality Officer
Catherine E. Mueller ▪ Vice President, Client Experience
J. Randall Nelson ▪ Vice President, Life Sciences
David W. Sides ▪ Vice President, Worldwide Consulting
Randy D. Sims ▪ Vice President, Chief Legal Officer and Secretary
Kevin S. Smyth ▪ Vice President and Chief Information Officer
Jacob P. Sorg ▪ Vice President, National Practices

Client Organization

Jude G. Dieterman ▪ Senior Vice President, Cerner Corporation and President, Client Development
Richard J. Flanigan ▪ Senior Vice President, Cerner Corporation and President, Academic and Children's
Michael C. Neal ▪ Senior Vice President, Cerner Corporation and President, West
John T. Peterzalek ▪ Senior Vice President, Cerner Corporation and President, East
Richard M. Berner ▪ Vice President and General Manager, Middle East
Marcos Garcia ▪ Vice President and General Manager, Spain
Richard W. Heise ▪ Vice President and General Manager, Australia and New Zealand
Robert J. Shave ▪ Vice President, Cerner Corporation and President, Cerner Canada
Bruno N. Slosse ▪ Vice President and General Manager, France and EMEA
Donald D. Trigg ▪ Vice President and General Manager, United Kingdom
Amanda J. Green ▪ Managing Director, Ireland
Brian P. Sandager ▪ General Manager, Germany

Intellectual Property Organization

Douglas S. McNair, M.D. & Ph.D. ▪ Senior Vice President, Knowledge and Discovery

Ryan R. Hamilton ▪ Vice President, Intellectual Property Development
David P. McCallie, Jr., M.D. ▪ Vice President, Medical Informatics
Rama Nadimpalli ▪ Vice President and General Manager, Cerner India

To Cerner's Shareholders, Clients and Associates:

Every year, this letter provides an opportunity to report Cerner's annual progress and provide updates of material events that took place during the year. On most occasions, I also use this letter to reflect on the major trends we believe have affected our company.

In summary, the year 2008 was one in which Cerner delivered solid performance despite a very challenging environment. Below are highlights of Cerner's 2008 performance, with 3-, 5- and 10-year compound annual growth rates for many of the financial metrics included to provide a longer-term perspective.

- Revenue grew 10% to $1.68 billion, with long-term growth rates of 13%, 15% and 18%.
- Our operating margin[1] increased 150 basis points to 16.6%, up from 12.6% and 9.3% three and five years ago.
- Net earnings[1] grew 26% to $183 million, with long-term growth rates of 29%, 34% and 23%.
- Earnings per share[1] grew 25% to $2.19, with long-term growth rates of 26%, 30% and 20%.
- Bookings grew 2% to $1.54 billion, with long-term growth rates of 11%, 14%, and 16%. In 2008, 29% of bookings came from clients without a *Cerner Millennium*® footprint, reflecting strong competitiveness.
- Revenue backlog grew 7% to $3.49 billion, with long-term growth rates of 18%, 23% and 22%.
- Cash flow from operations grew 3% to $282 million, with long-term growth rates of 7%, 16% and 47%. Free cash flow, defined as operating cash flow less capital expenditures and capitalized software, was an all-time high of $104 million, an $80 million increase from 2007 free cash flow of $24 million.
- Despite solid financial results, Cerner's stock price ended the year at $38.45, declining 32% in 2008, which was better than the broader market (NASDAQ Composite Index and S&P 500 down 41% and 38%, respectively), but still disappointing. The 3-, 5- and 10- year compound annual growth rates for Cerner's stock are -5%, 15% and 11%, respectively. These returns are significantly greater than the returns over the same time frames for the NASDAQ Composite Index (-11%, -5%, -3%) and S&P 500 (-10%, -4%, -3%).

Operationally, we had a very productive year creating value for healthcare organizations around the globe by implementing new *Cerner*® solutions, upgrading existing solutions to the newest releases and improving operational performance. Our suite of information solutions and services is the broadest and deepest in healthcare, and we have the largest and most diverse group of clients, including leading health systems, hospitals, clinics, physician practices, laboratories, pharmacies, home health agencies, employers and consumers.

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1 Operating margin, net earnings and earnings per share reflect adjustments compared to results reported on a Generally Accepted Accounting Principles (GAAP) basis in our 10-K. Non-GAAP results should not be substituted as a measure of our performance but instead should be used along with GAAP results as a supplemental measure of financial performance. Non-GAAP results are used by management along with GAAP results to analyze our business, make strategic decisions, assess long-term trends on a comparable basis and for management compensation purposes. Please see the appendix to this letter for a reconciliation of these items to GAAP results.

1979	1982	1983	1984	1986	1987
Neal Patterson, Paul Gorup, and Cliff Illig leave Arthur Andersen & Co. to form their own company	*PathNet*® is installed in the lab at St. John Medical Center in Tulsa, Oklahoma	29 associates	Cerner secures $1.5 million venture capital funding from First Chicago Capital Corporation	Cerner goes public on NASDAQ (CERN) $17 million of revenue 149 associates	Cerner listed as one of *Inc.* magazine's 100 fastest-growing companies

We advanced our powerful *LightsOn Network*℠, connecting more of our client base in 2008, providing a near real-time surveillance system that enables clients to proactively optimize system performance for more than 2 million *Cerner Millennium* users. In 2008, the *LightsOn Network* monitored and analyzed the performance of:

- 19.5 billion application transactions
- 2 billion clinician orders
- 1.2 billion clinician chart reviews

CernerWorks™, our managed services organization that offers clients the ability to avoid upfront hardware costs and ongoing technology risks by using Cerner's state-of-the-art data centers, while also providing unparalleled system performance, had another strong year.

- Revenue grew 32% to $200 million, with continued strong profit contributions.
- We continued to deliver system availability approaching "four nines" or 99.99%, less than one hour of unplanned downtime per year.
- The number of users being supported by our data centers exceeded 100,000, and the number of beds in our supported client locations is now more than 90,000, representing more than 10% of U.S. healthcare.
- We signed our first global hosted client in France, which we will host in a French data center in partnership with HP.
- Our client satisfaction is outstanding, with 100% of clients surveyed by KLAS indicating they would recommend *CernerWorks* services for application hosting.

Our market presence continues to grow throughout the globe. *Cerner* solutions are licensed by:

- More than 2,100 hospitals worldwide, with 29% of U.S. hospitals using one or more *Cerner* solutions
- More than 3,300 physician practices representing more than 30,000 physicians in the U. S.
- More than 500 ambulatory facilities such as laboratories, ambulatory centers, cardiac facilities, radiology clinics and surgery centers
- Nearly 600 home health facilities
- Nearly 1,500 retail pharmacies

1990	1992	1993	1994	1995	1997
Revenues surpass $50 million	2 for 1 stock split (May 12) Cerner Vision Center opens Revenue surpasses $100 million	2 for 1 stock split (March 1)	1,000 associates	2 for 1 stock split (August 7)	2,000 associates

As we have communicated, our long-term growth plan is to move the boundaries of Cerner beyond our core practice of automating healthcare delivery into new areas such as connecting medical devices and helping employers reduce healthcare costs while improving quality.

- We made good progress with our *CareAware® MDBus* Device Connectivity Architecture, which creates interoperability standards and technology to connect the hundreds of different types of medical devices found in healthcare venues with the electronic medical record (EMR). We doubled our *MDBus™* device driver library, continuing to solve significant interoperability issues with the more complex medical devices such as anesthesia devices, infusion pumps, ventilators, laboratory devices and the increasingly computerized hospital bed systems.
- We advanced our Smart Room concept in which we extend the *CareAware* architecture to connect other technologies common in the healthcare environment, such as HVAC, lighting, entertainment and Internet. We also launched our Smart Semi, a traveling Smart Room. It made 93 stops and had nearly 9,000 client attendees in 2008, having a meaningful impact on the sales and pipeline for *CareAware* solutions.
- We brought our first employer-based health center client live, helping redefine the way employers connect their employees to healthcare. Cisco Systems of San Jose, Calif., opened their LifeConnections Health Center in November 2008. The health center, staffed by eight providers and numerous other personnel, is available to approximately 40,000 of Cisco's employees and dependents. It is one of the largest employer clinics in the United States.

Investment in intellectual property is our core strategy to drive organic growth. Our objective is always to improve the performance, capabilities and the human experience with our current solutions, but we also drive innovation in healthcare by creating new solutions for both new and existing markets. We are creating and investing in new platforms to move Cerner beyond our core markets of today. In 2008, our development organization had one of the most productive years in our history.

- We delivered *Cerner Millennium* Release 2007.18, which provided more than 2,200 major enhancements, including new features and improved functionality and workflow for existing solutions.
- As previously discussed, we significantly advanced the capabilities of our *CareAware* architecture.
- We Introduced *MPages™*, a Web-based platform that enables clients to create customized views of *Cerner Millennium* data and access from any external browser including smart phones and mobile devices. The *MPages* platform improves clinician productivity and satisfaction by providing them with interactive, visually rich views that bring forward clinically relevant data.
- We invested significant work in our *Healthe™* architecture, further developing Cerner's version of "cloud computing" for healthcare. We believe this architecture will become a prominent platform to innovate new methods of care delivery for clients around the world and new business models for Cerner. Among other services, this is the way the consumer ultimately interacts with healthcare delivery, in both traditional and future delivery models.

Overall, 2008 was a very successful year for Cerner. Internally, we continued to prepare for a coming era when most healthcare delivery organizations will reach a new threshold and be digitized, at least in their core processes. For reasons we discuss later in this letter, we believe this digital threshold will occur sooner rather than later, by the middle of the next decade. As we have discussed in past shareholder letters, nothing about our business is easy. Our clients are our lifeblood, and they exist inside a complex adaptive system we call healthcare. It is easy to be focused on the latest changes in the environment, consumed by the requirements of the present. There is never a clear roadmap indicating where to invest for the future. I give Cerner points for being able to stay focused on our future, even while dealing with the demanding present.

1999	2000	2001	2002	2003	2004
HNA Millennium® Phase 1 is completed Cerner makes *Fortune* list of "Best 100 Companies to Work For"	3,000 associates	Revenue surpasses $500 million	4,000 associates	Cerner and Atos Origin awarded U.K. National Health Services Choose and Book contract	Cerner celebrates 25th anniversary Cerner ranks third among software companies in the *Wall Street Journal's* Top 50 Returns over a five-year period 5,000 associates

In 2008, staying future-focused was no small task. The "demanding present" just happened to include an economic crisis of worldwide proportions.

The Worldwide Economic Crisis and Healthcare Organizations

We are in the midst of the broadest and deepest economic recessions in modern history. While the roots of the recession can be traced back more than a year, the United States quietly entered recession in December 2007, a fact suspected but not known until almost a year later. Throughout 2008, the picture progressively worsened. The ensuing credit crisis and lack of access to credit caused consumers to spend less, which led to a plummet in business activity, and even greater fear. By the end of the year, the world was in full-fledged economic crisis.

While demand for healthcare services does not closely follow more traditional consumer and industrial cycles, the overall business environment does ultimately affect healthcare providers. As the year progressed, the impact of the economy started to show up in healthcare in the form of increasingly bearish hospital spending forecasts and a series of poor earnings reports by companies that sell into healthcare. Cerner was not immune to the effects of this challenging environment–there was some impact on our results in 2008. Overall, however, we delivered solid results and fared much better than most other companies.

In our existing and prospective client base, the impact of the economy has been negative. While we continue to see healthcare delivery organizations that are doing fairly well operationally, with demand for their services not significantly impacted by the recession, many are dealing with a reduction in their foundation investment portfolios caused by the general financial market decline. Another financial challenge is maintaining strong cash balances. Many health systems use a large cash balance to enhance their debt rating and maintain a lower cost of capital. Hardship also comes from the increasing rolls of uninsured, which drive up the amount of uncompensated care. Organizations with a large dependence on Medicaid populations are being impacted by the troubling financial condition of many state governments.

The effect of these challenges is that healthcare organizations are becoming more selective about where they invest capital, resulting in a focus on strategic spending that generates a return on their investment. Many healthcare information technology (HIT) solutions are viewed as being highly strategic, much more than other possible uses of capital, such as investing in the next version of an MRI machine. HIT investments often remain in the plans even after budgets have been cut. HIT solutions also play an important role in healthcare by improving safety, efficiency and reducing cost. Most healthcare providers also recognize that they must invest in HIT to meet current and future regulatory, compliance and government reimbursement models. Healthcare information technology is strategic; this helps insulate Cerner.

In addition to the strategic value of HIT, Cerner's size, scale and geographic diversification also help us deliver solid results in challenging times. The large size of our U.S. client base and our deep strategic relationships with our clients' senior executives creates an excellent platform to align closely and help them adjust to the current conditions. The depth and breadth of our solutions and services creates more stability because we have more avenues to help our clients than more narrowly focused HIT companies.

American Recovery and Reinvestment Act of 2009

The current U.S. Congress has spoken: Investment in HIT is strategic, and they have funded the creation of a digitized healthcare system. In stark contrast to the near-term challenges associated with the current economic environment, we believe the Health Information Technology for Economic and Clinical Health (HITECH) provisions in the American Recovery and Reinvestment Act of 2009 (ARRA), which became law on Feb. 17, 2009, could represent the largest opportunity in the history of our industry. This potential, combined with the hostile economic climate creates a type of "bipolar" business environment for Cerner in 2009.

2005

- Revenues surpass $1 billion
- Cerner signs contract with Fujitsu for southern region of NHS Connecting for Health program in England
- Nearly 7,000 associates

2006

- 2 for 1 stock split (Jan. 10)
- Introduced *CareAware*® device architecture and line of devices
- Cerner signs contract with BT for London region of NHS program
- First *Cerner Millennium*® site in France
- Delivered *Cerner Millennium* 2007 software release, containing more new features than any prior release and setting a new quality standard

2007

- Revenues surpass $1.5 billion
- Shipped first production units of *RxStation*™ medication dispensing devices; 25 clients purchase *MDBus*™ device connectivity
- Delivered new *Cerner ProVision*® *PACS* Workstation
- Opened new Data Center at World Headquarters
- Signed first clients in Spain and Egypt; opened office in Dublin, Ireland
- Acquired Etreby Computer Company (retail pharmacy solutions)

2008

- Free Cash Flow surpasses $100 million
- Smart Semi, a mobile hospital room of the future, introduced and made 93 stops, hosting nearly 9,000 client attendees
- Signed first agreement for the Smart Room
- Expanded footprint in Middle East with signing of Ministry of Health in United Arab Emirates
- Signed first hosted client in France
- Signed first client in Latin America
- First client health center opened on Cisco campus in San Jose, CA

Key provisions of the ARRA designate an investment of approximately $35 billion[2] to advance the adoption of HIT. The investment is predominantly directed toward Medicare and Medicaid to provide incentive payments for hospitals and physicians to adopt qualified electronic health record (EHR) technology. It is estimated that approximately half of the incentive dollars will go to hospitals and half to eligible professionals (primarily physician practices).

To qualify for incentive payments, healthcare providers, physician practices and hospitals must meet eligibility requirements and demonstrate "meaningful use" of a certified electronic health record system. The legislation provides flexibility for the Secretary of the Department of Health and Human Services (HHS) to further define meaningful use of an EHR, but it initially has been defined to include the use of e-prescribing, the reporting of clinical quality measures and the use of EHR technology to improve quality of care through care coordination. Additionally, the legislation clarifies that a qualifying EHR system must have the capacity to capture demographic information about the patient, record a medical history, provide clinical decision support, allow for physician order entry, facilitate quality reporting and be interoperable.

Approach Virtually Assures a Digitized U.S. Health System by Mid-Decade

Hospitals and eligible professionals can qualify for incentive payments beginning in 2011. Eligible professionals must qualify by 2012 and hospitals by 2013 to receive the maximum incentive payments over a four-year period. The incentive payments are designed to fund a meaningful portion of the upfront investment by hospitals and physician practices. These payments are estimated at $4 million per hospital and $44,000 per eligible professional. The amount of the incentive declines if they do not qualify by 2013. While the "carrot" associated with qualifying for incentives is attractive, the "stick" begins to be used in 2015, at which time hospitals and eligible professionals begin to be penalized with lower Medicare reimbursements if they are not yet meaningful users of a certified EHR system.

We believe few healthcare organizations will ignore these powerful incentives. They virtually guarantee that the core U.S. healthcare system will be largely digitized by 2014-2016. Analysts currently estimate that less than 10% of hospitals and physicians currently meet the standards necessary to receive incentives and avoid penalties. The opportunity is substantial. It is difficult to estimate the exact timing and amount of the impact on our business, but we believe it will be a positive contribution to our core business, probably beginning in the last half of 2009.

More importantly, we also believe this magnitude of investment could create the level of systemic change in the U.S. healthcare system needed to address a number of serious issues, creating a more efficient, safer and higher quality system for our families, communities and nation.

Risks of Derailing the Impact

It is important to highlight the ways this course of action by the U.S. government could get off path. I believe one of the largest ones has been averted already: If the ARRA only funded healthcare organizations that had not yet invested in technology, it would have been a mistake. Instead, it rewards organizations that have been first down this path as early adopters. In reality, these early adopters are the part of the healthcare system that will make the biggest difference and be the source of the greatest innovations using their IT investment. The HITECH funds under the ARRA will be used to complete their journey.

As mentioned, the HITECH legislation creates the concept of "meaningful use." There could be pressure to dumb down this definition and make it easy for any healthcare organization that has a computer to qualify for the funds. Capitulating to this pressure would be a mistake. This is too large of an investment by the U.S. taxpayer to create a low bar. The transformational elements of IT in healthcare come from achieving a high bar. The high bar is what eliminates avoidable medical errors, unnecessary waste of resources, inappropriate variance in medical decisions and outcomes, needless delays in detection and treatment of disease, and costly friction that squanders available funds.

There are other ways this investment could be weakened. But we prefer to address these by describing what is possible if the investment is made wisely.

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2 The $35 billion designated for incentives is before estimated penalties for those that do not comply and before expected savings from a more efficient healthcare system and higher corporate tax receipts from businesses that will spend less on healthcare in a more efficient system. The net amount of the incentives is approximately $17 billion.

The ABCs of Systemic Healthcare Reform


ABCs

The direction of the $2.3 trillion current U.S. healthcare system is clearly unsustainable. Our healthcare spending growth has outpaced the rest of our economy for 40 years, and it is on pace to double in the next 10 years, when spending will exceed 20% of our overall GDP. (For the record, every other G8 country has a similar growth rate, so it is not as though they have figured something out that we missed. They just have a different starting point.) The Obama administration is making healthcare reform a priority, using strategic investment in HIT as a key element in the effort to transform the system.

There is a present convergence of forces that could lead to real healthcare reform this next decade with HIT leading the way. We, as a society, have been handed a significant opportunity, and we cannot afford to waste it. At Cerner, we believe it is always very important to begin any long journey with the end in mind. With the unprecedented investment that is going to be made, citizens should be asking what type of change will be created with a completely digitized healthcare system, and how society should benefit. While no one asked for our opinion, I felt compelled to write Cerner's view of the direction of reform and the future state of such a healthcare system. As you might imagine, we see systemic change. Our position is in my short paper called *The ABCs of Systemic Healthcare Reform*. A couple of comments on what it is not. It is not a comprehensive solution to all of the healthcare issues that must be solved—for example, how to provide benefits to the uninsured population—but it creates the platform to enact these types of changes. It is also not a peer-reviewed paper—you're not going to see this in *Health Affairs* next month—but it does contain some evidence to support it. Entrepreneurs are not researchers. We do not study problems, we fix them. But we do also read scholarly journals from time to time.

As an impatient entrepreneur, here is what I believe and what I propose should be the benefit to society for their investment in healthcare information technology. For the full version of the ABCs with sources, go online to **www.cerner.com/ABCs**.

We believe that up to $500 billion per year could be saved in the U.S. healthcare system by fully digitizing and optimizing healthcare delivery. Up to $300 billion of this savings can come from modernizing how we deliver care and an additional $200 billion by modernizing how we pay for care. Many of our clients have objected to past efforts to reduce healthcare costs because U.S. policy has simply been to reduce the amount paid to hospitals and doctors, introducing chaos in the industry. However, most healthcare executives with whom I have spoken believe that the ABCs, as described below, would produce powerful positive systemic benefits for healthcare delivery. With the right blueprint, almost everyone can agree about how to improve the system.

The first three steps are currently underway with many of our clients. Progress starts when we **(A)utomate** the current healthcare delivery processes and workflows by fully implementing EMRs. A 2005 RAND study suggests this can yield $77-100 billion in recurring savings when broadly adopted. Next, we must **(B)ase** treatment decisions on evidence, not anecdote and memory. It takes approximately 17 years for new evidence to make it into routine practice of care. A 2003 study published in the *New England Journal of Medicine* found that Americans receive the recommended care only about half of the time. Basing decisions on evidence will drive this important cause of variance out of healthcare. Although there is no single study to estimate the total savings, there are numerous smaller studies that suggest significant savings. I believe the annual savings could be in the range of another $100 billion. Then, **(C)oordinate** care across the fragmented pieces of healthcare. The 2005 RAND study suggests this step could return $82-100 billion.

The first three of the ABCs have the potential to reduce annual U.S. healthcare spending by $300 billion. However, a sizable opportunity for savings and improvement remains. We must **(D)isrupt** the incoherent claim-based payment system with healthcare e-commerce that determines eligibility and pays at the point of service. Shifting healthcare administration costs from 31% to an achievable 21% would save another $230 billion annually.

Achieving the four objectives above could potentially save the United States $500 billion annually. With reform as our objective, though, I think we would be short-sighted not to ask for two additional steps, which I believe are foundational to lasting systemic change. It is important that we **(E)volve** to consumer-controlled Personal Health Records (PHRs). Every American should own his or her own Personal Health Record and determine who can access it and under what circumstances. The PHR becomes the source of medical information for anyone who needs to treat the person. The PHR also would allow for advanced uses of "cloud computing" concepts that would work on behalf of the person. And last, **(F)inancial** innovation must come in the form of new business models for paying physicians. Today's approach pays healthcare providers based on the volume of procedures they perform. At a time when most of our healthcare spending relates to chronic conditions, there is a desperate need for incentives to *keep people healthy* and out of doctors' offices and hospitals. We pay for sick care today; in the future, we must add the concept of *health* care.

Healthcare reform has been attempted in every American generation in the past century, by presidents Roosevelt (both of them), Truman, Nixon and Clinton. In 2009, we arrive at this point again, this time with a convergence of events, some extra incentive to get it right. We do believe we can, by leveraging this IT investment, create a systemic change in healthcare, and that change can drive $500 billion out of the annual cost of healthcare. Rather than baby boomers like me "busting" the system, we can leave behind a modern, affordable, frictionless, high-quality healthcare system for generations to come.

A great deal needs to be decided in the next two years. Personally, I believe the ABCs are a narrative of the right direction; the challenge with each step is that we need to articulate the benefits to us as individuals, to physicians, hospitals, healthcare delivery systems, government, employers, insurance companies—to all who will be involved. There are a lot of stakeholders. What we need now is a vision for how the new healthcare system serves us as individuals, as families and as communities.

Now is the right time to talk about what we want for future generations. I have presented my version.

Cerner and the Next Decade—Our 2020 Vision

For the better part of three decades, Cerner has grown organically by articulating a vision of a future state for healthcare organizations and society. As we finish 2009, three major milestones will have been achieved. The first milestone will come as we finish our first decade of the 21st century and arrive at the threshold of the second. While this is just a passing of time, let's not forget Y2K was a mere 10 years ago. Back then, there was a fear that computers would cease to function as the clock turned to this new millennium. Now 10 years later, in our 2008 Annual Report, we are describing how and when all of the U.S. healthcare system will be completely digitized. The first decade has been hard but very good to Cerner and its associates, clients and shareholders. The next one will change the face of the HIT and the healthcare industry.

The second milestone will be the 30-year anniversary of the moment when Paul, Cliff and I sat together at a picnic table in Kansas City's Loose Park, dreaming and planning what type of company to start. We have lived the American Dream. Along the way, we have also created a lot of jobs—careers for our associates—almost 8,000 high quality, new and ongoing jobs. Today, we are the largest non-governmental employer on the western side of Missouri. In the next decade, we expect to see a continuation of rapid growth of jobs inside Cerner. Finally, the third milestone is that the end of the Electronic Medical Record era in the United States is now in plain sight. By law, we should have a digital healthcare system at some point in the next decade.

This should create the basic question, what is next? If you care to, go back and read the past five to 10 annual reports. We have already answered this question, and we believe Cerner is as well or better prepared for the next era as any company in healthcare. Here is a quick review of why we are excited about the coming era.



Employer/Govt
Global HIT
U.S. HIT Market
Cerner Millennium®
Pharma and Data
Healthcare Devices

In 2006 in this letter, we introduced the five-box model that is still our blueprint for this next decade. By way of refresher, the **center box** is the U.S. healthcare market, a $2.3 trillion market with healthy compound annual growth rates that will cause it to double by 2019. The **second box** represents the global markets for digitizing healthcare delivery, where we have clients in more than 25 countries on six continents. The **third box** represents the medical device industry, which will increasingly become a part of the HIT industry. The **fourth box** is the Pharma industry, where the transparency created by a digital healthcare system will fundamentally change the discovery of new knowledge, the ways to design and conduct clinical trials and surveillance systems for medicines in active use. Finally, a **fifth box** holds the opportunity to completely redesign the fundamental commerce of healthcare, eliminating the friction that consumes more than 30% of precious resources, connecting governments, employers and consumers directly with their healthcare professionals, facilitating the whole process based on personalized needs of the individual.

The opportunities beyond our core business today are very exciting and provide us much more opportunity than we presently enjoy. But our core business environment in the U.S. should be healthy well into the next decade. The discussion above regarding the ARRA accelerates some of the work we thought would happen throughout the decade into the first half. We have always said, however, that the core EMR is only a beginning. It is the infrastructure that will enable a host of sophisticated future benefits. Healthcare delivery is very difficult and complex, which creates numerous opportunities to create vertical solutions addressing the needs dictated by every major medical condition and procedure, as well as the health-related needs of every person, group and society.

We enter this new decade with a 2020 vision. And our opportunity has never been greater.

The past has been written. The present is a function of the quality of decisions that have been made up until now. The future, however, can be changed today. Imagining and investing in the future is the root of innovation. Unlike other organizations that define themselves by what they have done, we define ourselves by what we are going to do. We think that is the best strategy for long-term success.

NEAL L. PATTERSON
FOUNDER
Chairman & Chief Executive Officer

CLIFFORD W. ILLIG
FOUNDER
Vice Chairman

PAUL N. GORUP
FOUNDER
Senior Vice President & Chief of Innovation

EARL H. DEVANNY, III
President

JEFFREY A. TOWNSEND
Executive Vice President

MICHAEL R. NILL
Executive Vice President
& Chief Engineering Officer

MICHAEL G. VALENTINE
Executive Vice President
& General Manager, United States

MARC G. NAUGHTON
Senior Vice President
& Chief Financial Officer

JULIA M. WILSON
Senior Vice President
& Chief People Officer

Appendix: Cerner's Business Model and Financial Assessment

Introduction

This appendix is our annual discussion of our business model and financial performance. Note that some of the results in this discussion reflect adjustments compared to results reported on a Generally Accepted Accounting Principles (GAAP) basis in our Form 10-Ks on file with the Securities and Exchange Commission (SEC). Non-GAAP results should not be substituted as a measure of our performance but instead may be used along with GAAP results as a supplemental measure of financial performance. Non-GAAP results are used by management along with GAAP results to analyze our business, make strategic decisions, assess long-term trends on a comparable basis and for management compensation purposes. Please see the end of this appendix for a reconciliation of non-GAAP items to GAAP results.

The Cerner Business Model

The core of Cerner's business model is the creation of intellectual property (IP) in the form of software and other types of digital content. Our software is bundled with other technologies and services to create complete clinical and business solutions for healthcare providers. In short, we build it, sell it, deliver it and support it for healthcare provider organizations around the world ("it" in this context refers to the solutions Cerner creates for healthcare organizations). In our opinion, we have a healthy business model that has improved over the last several years. Below is a graphical representation of Cerner's business model showing a top-to-bottom flow of how we convert new business opportunities and our backlog into revenue and earnings.

At the top of our model is our **Sales Pipeline** of potential future business opportunities we have identified in the marketplace. Our pipeline has increased substantially over the past several years, reflecting both a strong domestic and global market for our solutions and our leadership position in the healthcare information technology marketplace.



Sales Pipeline
New Contract Bookings: $1.5 billion
Support Contracts
Contract Backlog: $2.9 billion
Support Backlog: $580 million
Total 2008 Revenue = $1,676M
System Sales
Services, Support & Maintenance
Licensed Software $255M
Technology $172M
Subscriptions/ Transactions $95M
Professional Services $444M
Managed Services $200M
Support & Maintenance $472M
Note: Total Revenue includes $38M of reimbursed travel revenue
x88%
x12%
x50%
x29%
x26%
x72%
$223M
$21M
$47M
$129M
$52M
$340M
Total 2008 Contribution Margin = $812M (48% of Revenue)
Contribution Margin %
Contribution Margin $
Less: Indirect Costs
R & D 16% of revenue ($269M)
SG & A 14% of revenue ($241M)
($510M)
($29M)*
Operating Margin
$273M, 17%
+
D&A
$170M
=
EBITDA
$443M 27%
*Operating Margin calculation excludes $29M UK Revenue and Margin Catch Up ($273M/$1,647M = 17%).
Less: Taxes & Net Int. Exp./Other Income
Taxes ($93M)
Net Interest Exp./Other Income $3M
($90M)
Net Earnings
$183M
83M Shares
Earnings Per Share
$2.19

During each quarter, we sign new contracts to deliver our solutions to clients. These contract signings are reported as **New Contract Bookings** and become part of our **Contract Backlog**. A typical new contract will impact our revenues in the current quarter and for the next several quarters, or even years, depending on how the licenses, technology, subscriptions/transactions, managed services and professional services are delivered.

Almost all of our client contracts will also contain provisions for **Support Contracts** in which Cerner agrees to provide a broad set of services that support our clients' use of our solutions in demanding clinical settings. This support includes addressing technical issues related to our software and providing access to future releases of licensed software. We also provide support and maintenance agreements for third party software and hardware that we resell to our clients.

Continuing with our top-down business model flow, the value of the new contract bookings and support contracts rolls into our **Contract Backlog** and **Support Backlog**, respectively. Even though almost all of our systems are in service for decades, our reported Support Backlog only includes the expected value for one year of support revenue for all of our client support contracts. We have historically reported the value of these backlogs because we believe they are important to our shareholders' ability to interpret the overall health of our business. Our total backlog (signed contracts with unrecognized revenues and one year of support for all support contracts) ended 2008 at approximately $3.5 billion and grew at healthy compounded annual rates of 18%, 23% and 22% over the past 3, 5 and 10 years.

At the core of our business model are our various revenue streams and the contribution each stream makes toward the profitability of Cerner. The contribution is stated as the recognized revenue less the direct cost to produce that revenue. On our business model, we have depicted six revenue categories that roll into the two revenue line items on our income statement. **Licensed Software, Technology** and **Subscriptions/Transactions** make up the **System Sales** line of our income statement, and **Professional Services, Managed Services** and **Support & Maintenance** make up the **Services, Support & Maintenance** line. Here is a description of each revenue stream:

- **Licensed Software.** We develop and license IP (our architectures, application software, executable and referential knowledge, data and algorithms) to our clients. Our standard license is perpetual—providing our clients permanent rights to use the software they purchase. This approach contrasts with the approach of most of our competitors who are always trying to sell "upgrades" to their clients. We believe our approach is part of the reason we have so many long-term client relationships—some longer than 25 years. We recognize revenues from licensed software as we achieve pre-defined client engagement milestones, such as delivery and installation of our software. In 2008, licensed software revenue grew 7% and represented 15% of total revenue with a profit contribution of 88%.
- **Technology.** We bundle licensed software with other companies' IP (e.g., that of HP, IBM, Microsoft, Oracle) in the form of sublicenses to create complete technology solutions for our clients. We also resell bundled computer equipment (hardware) from technology companies to create a completely functional system. We recognize revenues from technology resale as the equipment is delivered to our clients. In 2008, these revenues grew 1% and represented approximately 10% of total revenue with a profit contribution of 12%. Even at lower margins than the rest of our revenue streams, technology resale is valuable to Cerner as it is a driver of other high margin, high visibility revenue, such as technical services, sublicensed software support, and equipment maintenance. As discussed in past years, the resale of hardware has been impacted by a trend of our clients electing to have Cerner host their *Cerner Millennium®* systems instead of buying the hardware upfront from us and hosting it themselves. This trend shifts revenue from the Technology element of our revenue stream to Managed Services. This is a fundamentally good trend as a lower margin one-time revenue stream is replaced by a higher-margin and longer-term managed services revenue stream. We believe traditional technology sales will continue to be pressured by this trend, but we have been building new channels, such as relationships with device manufactures to resell their devices to our clients as part of our *CareAware™* solutions initiative. We also expect this business model to benefit as sales of our *RxStation™* medication dispensing units ramp up in coming years.

Cerner 2008 Revenue Mix



Managed Services 12%
Professional Services 27%
Support & Maintenance 28%
Subscription/ Transaction, 6%
Technology 10%
Licensed Software 15%
Reimbursed Travel, 2%

- **Subscriptions/Transactions.** Another method by which we provide IP is based on a subscription model that has a periodic usage charge. This is the primary way we package and provide medical knowledge, which changes based on research and can be updated independently from the software in which it is embedded. Also included in this category of revenue is our Electronic Data Interchange (EDI) transaction revenue. EDI is the electronic transfer of data between healthcare providers and payers. Both the subscription and transaction revenue streams are generally recognized monthly, and in 2008 they grew 4% and represented 6% of total revenue with a profit contribution of 50%.
- **Professional Services.** We provide a wide range of professional services to assist our clients in the implementation of our information systems in their organizations. These services are in the form of project management, technical and application expertise, and education and training of our clients' workforce to assist in the construction and implementation of our systems. We recognize revenues associated with these consulting activities as they are provided to our clients. In 2008, these revenues grew 1% and represented approximately 27% of total revenue with a profit contribution of 29%. The growth of this revenue in 2008 was impacted by a slowdown in our projects in England and slightly lower billable headcount in the U.S. Additionally, some of the slowdown in services revenue is attributable to the success of business efficiency initiatives

that have allowed us to continue meeting our clients' services needs without increasing headcount; this has been a positive for our clients and competitively because it brings down the total cost of ownership of our systems.

- **Managed Services.** Through our *CernerWorks*™ organization, we offer a set of technical services that include Remote Hosting, Application Management Services, Operational Management Services and Disaster Recovery. Remote Hosting is the largest of these offerings, and it involves Cerner buying (out of cash flows) the necessary equipment, installing it in one of our data centers and operating the entire system on the client's behalf. The revenues for this service and our charge for the equipment are recognized monthly as we provide the services. Most of our clients choose to own their own software license, so that portion of the revenue is unchanged. Cerner owns the equipment, however, instead of selling it upfront to the client; this impacts the technology resale portion of the revenue as discussed above. A significant opportunity for Cerner in the future is expanding the capabilities of CernerWorks services to take on more of our clients' IT functions. In 2008, Managed Services revenue grew 38% and represented 12% of total revenue with a profit contribution of 26%.
- **Support & Maintenance.** The final portion of our revenue comes from the ongoing support and maintenance services we provide after our systems are in use by our client organizations. Almost all of our clients contract for these services. Clients with support contracts get 24x7 access to our Immediate Response Center, which serves as our "emergency room", as well as access to a very knowledgeable base of associates in our Immediate Answer Center for less urgent issues. In addition, our clients' support payments give them ongoing access to the latest releases of our IP. Cerner also provides support for sublicensed software and maintenance for third party hardware. In 2008, support and maintenance revenue grew 19% and represented approximately 28% of total revenue with a profit contribution of 72% (note that this profit contribution is before a charge for research and development, which is treated as an indirect expense).

The revenue categories discussed above add up to 98% of total revenue. The remaining 2% is revenue from reimbursed travel expenses related to Cerner associates traveling to client locations. This revenue has a zero margin as it is simply a pass-through of our client-related travel expenses that are billed to our clients, but which we are required to report as revenue.

The two large indirect expenses in our business model are the costs of our **Research and Development (R&D)**, which was equal to 16% of revenue in 2008, and the indirect portion of **Selling, General and Administrative (SG&A)** activities, which represented 14% of revenue in 2008. Cerner has a long history of investing heavily in R&D and using that investment to systematically expand markets to create organic growth. We expect to invest at least $1 billion in R&D over the next four to five years, an investment we believe is unmatched in our industry. Over the next several years, we expect the industrial strength of our *Cerner Millennium* architecture and the enactment of several initiatives designed to leverage our R&D investments to slow the rate of increase in R&D spending, while continuing our strong record of innovation and organic growth. Similarly, we expect to take advantage of our scalable business infrastructure to reduce the rate of increase in SG&A spending to below our revenue growth rate. We expect this leverage to help improve operating margins without impacting our ability to develop and deliver new solutions to our clients.

In 2008, our overall operating margin of $273 million was 16.6% of revenue. This excludes $29 million in revenue and margin catch-up recognized in 2008 as part of the ongoing project with our partner BT in the United Kingdom. The remaining items in our business model are taxes and net interest expense and other income, which totaled $90 million in 2008, leaving $183 million of net earnings, or $2.19 of earnings per share.

Assessment of 2008 Financial Results

We continued to focus on three key financial objectives in 2008: growing the top line, expanding operating margins and generating free cash flow.

Growing the Top Line

Cerner has delivered good revenue growth over the long term. Both our new business bookings and revenue have grown at double-digit compound annual rates over the past 3, 5 and 10-year time horizons. In 2008, we grew our revenue at 10% in a challenging economic environment. Notably, our global business had another very strong year with revenue growing 27% and increasing from 19% to 22% of total revenue.



Global Revenue
Percentage of Total Revenue
Revenue ($ Millions)
$400
$350
$300
$250
$200
$150
$100
$50
0
'02
'03
'04
'05
'06
'07
'08
25%
20%
15%
10%
5%
0%
% of Total

In 2009, the challenging economic environment may keep our top-line growth below double-digit rates, but we believe we can still deliver solid growth as HIT purchases continue to be viewed as more strategic than most other expenditures. HIT investments offer a good return on investment, improve safety, quality and efficiency, and help providers meet regulatory, compliance and government reimbursement models. Cerner also benefits from having an extensive client base and being well-positioned to continue gaining market share. Additionally, building on our global momentum and continuing to expand into new strategic areas provides Cerner many avenues for growth. Longer-term, the HIT incentives included in the American Recovery and Reinvestment Act, which became law on February 17, 2009, represent a significant opportunity for top-line growth.

Expanding Operating Margins

In February 2004, we mapped out our path from the 2003 level of 9% operating margins to our target of 20%. We have made very good progress since then, with our operating margin expanding over 700 basis points to 16.6% in 2008. Our 2008 progress was mostly in line with what we communicated last year. We are targeting 20% operating margins as we exit 2009, with a goal of achieving 20% for the full year in 2010.

In February 2009, we updated our path to 20% operating margins to reflect actual results for 2008. Below is a description of the key elements of our path to achieving 20% operating margins.

Path to 20% Operating Margins	Business Model	Actual Contribution Margin				Estimated Contribution Margin		'09-'10 Cumulative Impact on Operating Margin
		2005	2006	2007	2008	2009E	2010E	
Key Assumptions	Licensed Software	85%	84%	89%	88%	88%	88%	0 bp
▪ ~8% revenue growth	Technology	13%	11%	12%	12%	13%	14%	35 bp
▪ Excludes Options Expense	Subscription/Transaction	37%	43%	49%	50%	51%	52%	20 bp
	Professional Services	27%	27%	29%	29%	30%	31%	94 bp
	Managed Services	25%	25%	25%	26%	26%	26%	0 bp
	Support & Maintenance	62%	65%	69%	72%	73%	74%	103 bp
	R&D (% of Total Rev.)	(18%)	(18%)	(17%)	(16%)	(16%)	(15%)	54 bp
	SG&A (% of Total Rev.)	(15%)	(15%)	(15%)	(14%)	(14%)	(14%)	36 bp
	Operating Margin	**13%**	**13%**	**15%**	**17%**	**18.5%**	**20%**	**342 basis points**

Highlights of the margin expansion drivers include:

- **Increase profitability of Support & Maintenance.** We expect this to contribute approximately 103 basis points to Cerner's operating margin. As we have continued to harden the *Cerner Millennium* platform, our incremental cost to support each additional client has declined. We expect this to continue, which will allow us to expand the profitability of this highly visible revenue stream.
- **Improving Professional Services Margins from 29% in 2008 to 31% by 2010.** We expect this to contribute approximately 94 basis points to Cerner's operating margin. We will continue to leverage our Solutions Center implementation approach, which has higher margins than traditional on-site projects. And ongoing efficiencies are expected from initiatives such as our *Bedrock*™ technology, which automates much of the implementation and management of our *Cerner Millennium* information platform, and *MethodM*® implementation approach, which provides standardized processes during implementation. These initiatives are significantly reducing the implementation costs for Cerner and our clients while delivering more predictable outcomes, allowing for margin expansion and a competitive advantage in the marketplace.
- **Leverage R&D investments, bringing R&D as a percentage of revenue down from 16% to 15% by 2010.** We expect this to contribute approximately 54 basis points to Cerner's operating margin. Leveraging our significant R&D investment and common platform should allow us to continue our record of innovation while growing R&D spending at a rate that is slower than our top-line growth rate. The key to doing this will be our ability to extend our solutions to new revenue opportunities, such as the global marketplace, without significant incremental costs. Our operations in India, which augment our U.S.-based development organization, will also contribute to our ability to control the growth of R&D spending.
- **Leverage Sales, General and Administrative expenses.** We expect this to contribute approximately 36 basis points to Cerner's operating margin. We have built a scalable business infrastructure that should allow us to keep our SG&A spending growth rate lower than our top-line growth rate.
- **Increase profitability of Technology Resale.** We expect this to contribute 35 basis points to Cerner's operating margin. The primary driver of this will be focusing on getting better margins on hardware sales and increasing the mix of higher margin sublicensed software as a percent of total technology resale.
- **Expand Margins and grow revenue in Subscriptions/Transactions Business Model.** We expect this to contribute 20 basis points to Cerner's operating margin. This business model is relatively immature, but has good growth potential, and we expect it to become more profitable as it grows and the fixed costs associated with supporting it are spread over a higher revenue base.

A key point regarding our margin expansion strategy is that we are executing it while our business model is transitioning to more visible and recurring revenue components. For example, in 2000, approximately 55% of Cerner's revenue (before reimbursed travel) came from what we consider visible or recurring sources such as Professional Services, Managed Services, Subscriptions/ Transactions and Support & Maintenance. In 2008, 74% of our revenue came from these sources.

Earnings Growth

With 10% top-line growth and strong margin expansion, we grew our earnings 26% in 2008. Our 3, 5 and 10-year compound annual earnings growth rates of 29%, 34% and 23%, respectively, reflect our ability to drive long-term earnings growth. Going forward, our top-line strategies coupled with continued focus on productivity enhancements and margin expansion position us well for continued good earnings growth.

Generating Cash Flow

A healthy business generates cash flow. Perhaps our most significant improvement over the past few years has been in our cash flow performance. 2008 was a record year of cash performance with $282 million of operating cash flow and $104 million of free cash flow (operating cash flow less capital expenditures and capitalized software). The $104 million of free cash flow represents a substantial improvement from the 2007 level of $28 million as capital expenditures decreased from 2007 levels due to the completion of a *CernerWorks* data center facility and decreased spending on other office facilities. Capital expenditures in 2009 are expected to increase over 2008 levels, but we are still expecting strong free cash flow.

Stock Price

At Cerner, we manage the company, not the stock price. In the short term, the stock price can be influenced by many factors beyond our control, but we believe in the long term it will closely reflect the quality of our decisions. We believe it is important for our shareholders that we focus on delivering strong long-term results, but we also understand the importance of delivering consistently against short-term targets.

The weak broader economy impacted almost all companies and stocks in 2008, with the NASDAQ Composite Index and S&P 500 declining 41% and 38%, respectively. And despite solid financial results, Cerner's stock price finished the year down 32%, which is better than the broader market but still disappointing. When measuring Cerner's stock performance over the 5-, 10- and 20-year periods using compound annual growth rates, the returns are 15%, 11% and 20%, respectively. These returns are significantly greater than the returns over the same time frames for the NASDAQ Composite Index (-5%, -3% and 7%) and S&P 500 (-4%, -3% and 6%).



Operating Cash Flow
Free Cash Flow
$300
$250
$200
$150
$100
$50
$-
$(50)
'00
'01
'02
'03
'04
'05
'06
'07
'08

*FCF = Operating CF less Capital Expenditures and Capitalized Software

Reconciliation of 2008 GAAP Results to Non-GAAP Results*

($ in millions except Earnings Per Share)		Operating Earnings		Revenue	Operating Margin %
GAAP Operating Earnings	**$**	**279**	**$**	**1,676**	**16.6%**
Share-based compensation expense	$	15			
Research and Development write-off	$	8			
Revenue and Margin catch up related to London Contract	$	(29)	$	(29)	
Adjusted Operating Earnings	**$**	**273**	**$**	**1,647**	**16.6%**

		Net Earnings		Diluted Earnings Per Share
GAAP Net Earnings	**$**	**189**	**$**	**1.53**
Share-based compensation expense		15		0.19
Income tax benefit of share-based compensation		(6)		(0.07)
Research and Development write-off		9		0.10
Tax effect of Research and Development write-off		(3)		(0.04)
Income tax benefit of change in effective state income tax rate		(5)		(0.06)
Income tax expense related to a reduction of foreign deferred tax assets		8		0.10
Adjusted Net Earnings (non-GAAP)	**$**	**145**	**$**	**1.75**

**More detail on these adjustments and management's use of Non-GAAP results is in our 2008 Form 10-K and 8-Ks*

ANNUAL REPORT 2008
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: **January 3, 2009**
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number: **0-15386**

CERNER CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of Incorporation or organization)	**43-1196944** (I.R.S. Employer Identification No.)
2800 Rockcreek Parkway **North Kansas City, MO** (Address of principal executive offices)	**64117** (Zip Code)

(816) 221-1024
(Registrant's telephone number, including area code)
None
(Former name, former address and former fiscal year, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $.01 par value per share
(Title of Class)

NASDAQ Stock Market
(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

As of June 28, 2008, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $3,185,026,997 based on the closing sale price as reported on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 20, 2009
[Common Stock, $.01 par value per share]	80,327,565 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Shareholders' Meeting to be held May 22, 2009 (Proxy Statement)	Part III

PART I
Item 1. Business
Overview
Cerner Corporation ("Cerner" or the "Company") is a Delaware business corporation formed in 1980. The Company's corporate headquarters are located at 2800 Rockcreek Parkway, North Kansas City, Missouri 64117. Its telephone number is 816.221.1024. The Company's Web site address, which is used by the Company to communicate important business information concerning the Company, can be accessed at: www.cerner.com. The Company makes available free of charge, on or through its Web site, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Cerner is a supplier of healthcare information technology (HIT) solutions, healthcare devices and related services. Organizations ranging from single-doctor practices, to hospitals, corporations, and local, regional and national governments use *Cerner®* solutions and services to make healthcare safer, more efficient and of higher quality.

The Company's software solutions have been designed and developed on the unified *Cerner Millennium®* architecture. This person-centric solution framework combines clinical, financial and management information systems. It provides secure access to an individual's electronic medical record at the point of care and organizes and proactively delivers information to meet the specific needs of the physician, nurse, laboratory technician, pharmacist or other care provider, front- and back-office professionals and even consumers.

The Company's *CareAware™* architecture extends these links by connecting information from various devices to the clinician workflow and electronic medical record.

Cerner also offers a broad range of services, including implementation and training, remote hosting, operational management services, support and maintenance, healthcare data analysis, clinical process optimization, transaction processing, employer clinics and employer health plan third party administrator (TPA) services.

The Healthcare and Healthcare IT Industry
The turbulence in the worldwide economy has impacted almost all industries. While healthcare is not immune to economic cycles, we believe it is more resilient than most segments of the economy. The impact of the current economic conditions on our existing and prospective clients has been mixed. We continue to see organizations that are doing fairly well operationally, but many are dealing with a reduction in their foundation investment portfolios caused by the general market decline. In addition, organizations with a large dependency on Medicaid populations are being impacted by the challenging financial condition of many state governments.

The result of these challenges is that healthcare organizations are becoming more selective regarding where they invest capital, resulting in a focus on strategic spending that generates a return on their investment. In the current environment, many HIT solutions are viewed as being more strategic to healthcare organizations than other possible purchases because the solutions offer quick return on investment. HIT solutions also play an important role in healthcare by improving safety, efficiency and reducing cost. And most healthcare providers also recognize that they must invest in HIT to meet current and future regulatory, compliance and government reimbursement models.

Overall, while the economy has certainly impacted and could continue to impact our business, we believe there are several macro trends that are good for the HIT industry. One example is the continued need to curb the growth of U.S. healthcare spending, which is estimated at more than $2 trillion or 17 percent of our Gross Domestic Product. In the U.S., politicians and policy makers agree that the current rate of growth of our healthcare system is unsustainable. And leaders of both parties say the intelligent use of information systems will improve health outcomes and, correspondingly, drive down costs. They cite a 2005 study by RAND Corp., which found that the widespread adoption of HIT in the U.S. could cut healthcare costs by $162 billion. Although policy experts have different opinions on the rates of HIT adoption and how quickly benefits can be realized, there is consensus that HIT has the potential to contribute to significant cost savings.

Another positive for the U.S. healthcare and HIT industries is the fact that the Obama administration appears likely to follow through on campaign commitments to pursue broad healthcare reform aimed at improving healthcare's systemic issues. The American Recovery and Reinvestment Act, which became law on February 17, 2009, includes more than $19 billion to help healthcare organizations modernize operations through the acquisition and wide-spread use of HIT. While Cerner does not expect an immediate boost from these HIT provisions, the longer-term potential could be significant. Our large footprint in hospitals and physician practices, together with our proven ability to deliver value, positions us well to benefit from these incentives. Additionally, the Act is expected to provide states with badly needed Medicaid dollars, which should help improve the financial health of hospitals and potentially free them to make HIT investments.

It is also important to note that most other countries are also grappling with increasing healthcare spending, safety concerns and inefficient care, a fact that creates a favorable international market for HIT solutions and related services.

In summary, while the current economic environment has impacted our business, we believe the fundamental value proposition of HIT remains intact. And the HIT industry will likely benefit from the increased recognition by healthcare providers and governments that HIT contributes to safer and more efficient healthcare.

Cerner Vision

Cerner's vision has evolved from a fundamental thought: Healthcare should revolve around the individual, not the encounter. This concept led to Cerner's vision of a Community Health Model and the creation of the unified *Cerner Millennium* architecture, the Company's person-centric, enterprise-wide solution framework. The Community Health Model encompasses four steps:

Automate the Care Process

Cerner offers a longitudinal, person-centric electronic medical record, giving clinicians electronic access to the right information at the right time and place to achieve the optimal health outcome.

Connect the Person

Cerner is dedicated to building a personal health system. Medical information and care regimens accessible from home empower consumers to effectively manage their conditions and adhere to treatment plans, creating a new medium between physicians and individuals.

Structure the Knowledge

Cerner is dedicated to building systems that help bring the best science to every medical decision by structuring, storing and studying the content surrounding each care episode to achieve optimal clinical and financial outcomes.

Close the Loop

Incorporating a medical discovery into daily practice can take as long as 10 years. Cerner is dedicated to building systems that implement evidence-based medicine, reducing the average time from the discovery of an improved method to the change in the standard of care.

As our vision evolves, Cerner expects medicine will become increasingly personalized and technology more accessible. As such, we are creating new solutions for large user communities, including strategies to:

- Connect all stakeholders in the healthcare system, including payers (employers and governments), providers and consumers
- Remove clinical, financial and administrative friction
- Create a secure, transparent and open network for data sharing to improve disease management and facilitate personalized medicine

Achieving this vision will require continued leverage of the *Cerner Millennium* architecture and ongoing expansion of our solutions and services, as discussed below.

Cerner Strategy and Execution

The Company's business strategies are anchored by our industry-leading solution and device architectures, the breadth and depth of our solutions and services, and, most importantly, the success of our clients.

Leveraging these strengths, Cerner is working to increase market penetration in both the domestic and global markets by: developing and cross-selling innovative solutions, devices and services to existing and new clients; offering physician practices high-value solutions with low up-front and recurring costs; using clinical databases to help pharmaceutical companies monitor safety and speed drug approval; reducing healthcare friction for employers and connecting healthcare devices.

Examples of these strategies include:

- Health plan TPA services; and employer-based, primary care clinics and other innovative solutions (*Healthe*℠ employer services)
- Healthcare device innovation, including Cerner's *CareAware* device connectivity platform and *RxStation*™ medication dispensing devices
- A consulting practice that works with clients to discover relationships among healthcare processes and outcomes (*Millennium Lighthouse*® clinical process optimization)
- Solutions and services that leverage the clinical data captured in the digital healthcare environment to help discern relationships between pharmaceutical therapies and resulting clinical outcomes (*Health Facts*®)
- A low-cost, high-value suite of remote-hosted offerings for physician practices' clinical and revenue cycle needs (*PowerWorks*®)
- Technology that enables clients to import audio, video and still images into electronic medical records (*Cerner Imaging*)

As we work to improve these solutions, devices and services, we remain focused on making implementations more efficient and predictable. Our goal is to reduce the total cost of ownership for our clients. By automating the implementation and management of the *Cerner Millennium* platform through *Bedrock*, together with our best-practice implementation approach, *MethodM*®, we can reduce the total hours of effort needed to implement a system while also making the outcome more predictable. We also can reduce the upfront hardware costs and ongoing technology risks through our remote-hosted, managed services offering, *CernerWorks*™.

Additionally, we offer a surveillance system called the *LightsOn Network*SM that identifies system performance issues in real time and has the ability to predict issues that could create system vulnerability. With more than 300 participating clients, *LightsOn* has become an evidence-based network that enhances system performance and allows our clients to maximize the value they gain from our systems.

Through these strategies above and our ongoing focus on improving our clients' experience, we aim to deliver the optimal client experience, nurturing important relationships with existing clients and creating opportunities to establish new ones.

Software Development

Cerner continues to build upon the success of the *Cerner Millennium* 2007 software release that became generally available in late 2006. Our client base has been rapidly adopting the release, and based on feedback from clients, Cerner decided to leverage the *Cerner Millennium* 2007 platform for all future innovations and enhancements through the end of the decade. Understanding the effort involved with major release upgrades and the impact on our clients, this strategy will allow clients already using Cerner Millennium 2007 to take advantage of new enhancements and functionality without requiring a major code upgrade.

We commit significant resources to developing new health information system solutions. As of January 3, 2009, approximately 2,300 associates were engaged in research and development activities. Total expenditures for the development and enhancement of our software solutions and *RxStation* medication dispensing devices were approximately $291,368,000, $283,086,000, and $262,163,000 during the 2008, 2007 and 2006 fiscal years, respectively. These figures include both capitalized and non-capitalized portions and exclude amounts amortized for financial reporting purposes.

As discussed above, continued investment in research and development remains a core element of Cerner's strategy. This will include ongoing enhancement of our core solutions and development of new solutions and services.

The Company is committed to maintaining open attributes in its system architecture to achieve operability in a diverse set of technical and application environments. The Company strives to design its systems to co-exist with disparate applications developed and supported by other suppliers.

Sales and Marketing

The markets for *Cerner* HIT solutions, healthcare devices and services include integrated delivery networks, physician groups and networks, managed care organizations, hospitals, medical centers, free-standing reference laboratories, home health agencies, blood banks, imaging centers, pharmacies, pharmaceutical manufacturers, employers and public health organizations. To date, a substantial portion of system sales have been in clinical solutions in hospital-based provider organizations. The *Cerner Millennium* architecture is highly scalable. Organizations ranging from several-doctor physician practices, to community hospitals, to complex integrated delivery networks, to local, regional and national government agencies use our *Cerner Millennium* solutions.

We design all *Cerner Millennium* solutions to operate on HP or IBM platforms, allowing Cerner to be price competitive across the full size and organizational structure range of healthcare providers. The sale of a Cerner software health information system usually takes approximately nine to 18 months, from the time of initial contact to the signing of a contract.

Our executive marketing management is located in our North Kansas City, Missouri headquarters, while our client representatives are deployed across the United States and globally. In addition to the U.S., the Company, through subsidiaries and joint ventures, has sales associates and/or offices in Australia, Canada, England, France, Germany, China (Hong Kong), India, Ireland, Malaysia, Saudi Arabia, Singapore, Spain and the United Arab Emirates. Cerner's consolidated revenues include non-U.S. sales of $368,518,000, $290,677,000 and $207,367,000 for the 2008, 2007 and 2006 fiscal years, respectively.

The Company supports its sales force with technical personnel who perform demonstrations of *Cerner* solutions and services and assist clients in determining the proper hardware and software configurations. The Company's primary direct marketing strategy is to generate sales contacts from its existing client base and through presentations at industry seminars and tradeshows. Cerner markets the *PowerWorks* solutions, offered on a subscription basis, directly to the physician practice market using telemarketing and through existing acute care clients that are looking to extend *Cerner* solutions to affiliated physicians. Cerner attends a number of major tradeshows each year and sponsors executive user conferences, which feature industry experts who address the HIT needs of large healthcare organizations.

Client Services

Substantially all of Cerner's HIT software solutions clients enter into software maintenance agreements with us for support of their *Cerner* systems. In addition to immediate software support in the event of problems, these agreements allow clients the use of new releases of the Cerner solutions covered by maintenance agreements. Each client has 24-hour access to the client support team located at Cerner's world headquarters in North Kansas City, Missouri and the Company's global support organization in England.

Most Cerner clients who buy hardware through Cerner also enter into hardware maintenance agreements with Cerner. These arrangements normally provide for a fixed monthly fee for specified services. In the majority of cases, Cerner subcontracts hardware maintenance to the hardware manufacturer. Cerner also offers a set of managed services that include remote hosting, operational management services and disaster recovery.

Backlog

At January 3, 2009, Cerner had a contract backlog of approximately $2,907,762,000 as compared to approximately $2,712,195,000 at December 29, 2007. Such backlog represents system sales and services from signed contracts that have not yet been recognized as revenue. At January 3, 2009, the Company had approximately $141,014,000 of contracts receivable compared to $129,604,000 at the end of 2007, which represents revenues recognized but not yet billable under the terms of the contract. At January 3, 2009, Cerner had a software support and maintenance backlog of approximately $580,915,000 as compared to approximately $541,095,000 at December 29, 2007. Such backlog represents contracted software support and hardware maintenance services for a period of 12 months. The Company estimates that approximately 38 percent of the aggregate backlog at January 3, 2009 of $3,488,677,000 will be recognized as revenue during 2009.

Competition

The market for HIT solutions, devices and services is intensely competitive, rapidly evolving and subject to rapid technological change. Our principal existing competitors in the healthcare solutions and services market include: Computer Programs and Systems, Inc., Eclipsys Corporation, Epic Systems Corporation, GE Healthcare Technologies, iSoft Corporation (an IBA Health Group Company), McKesson Corporation, Medical Information Technology, Inc. ("Meditech"), Misys Healthcare Systems and Siemens Medical Solutions Health Services Corporation, each of which offers a suite of software solutions that compete with many of our software solutions and services. Other competitors focus on only a portion of the market that Cerner addresses. For example, competitors such as Capgemini, Computer Sciences Corp., Deloitte LLP, IBM Corporation and Perot Systems offer HIT services that compete directly with our consulting services. Allscripts-Misys Healthcare Solutions, Inc., athenahealth, Inc., eClinicalWorks, Inc., Emdeon Corporation and Quality Systems, Inc. offer solutions to the physician practice market but do not currently have a significant presence in the health systems and independent hospital market. We view our principal competitors in the healthcare device market to include: Cardinal Health, Inc., McKesson Corporation, Omnicell, Inc. and Royal Philips Electronics; and we view our principal competitors in the healthcare transactions market to include: Accenture, Emdeon Corporation, McKesson Corporation, ProxyMed, Inc. (d/b/a MedAvant Healthcare Solutions) and The TriZetto Group, Inc., with almost all of these competitors being substantially larger or having more experience and market share than us in their respective market. In addition, we expect that major software information systems companies, large information technology consulting service providers and system integrators, start-up companies, managed care companies and others specializing in the healthcare industry may offer competitive software solutions, devices or services. The pace of change in the HIT market is rapid and there are frequent new software solutions, devices or service introductions, enhancements and evolving industry standards and requirements. We believe that the principal competitive factors in this market include the breadth and quality of solution and service offerings, the stability of the solution provider, the features and capabilities of the information systems and devices, the ongoing support for the systems and devices and the potential for enhancements and future compatible software solutions and devices.

Number of Employees ("Associates")

As of January 3, 2009, the Company employed approximately 7,500 associates worldwide.

Operating Segments

Information about the Company's operating segments may be found in Note 14 to the financial statements.

Geographic Areas

Information about the Company's geographic areas may be found in Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations below and in Note 14 to the financial statements.

Item 1A. Risk Factors

Risks Related to Cerner Corporation

We may be subject to product-related liabilities. Many of our software solutions, healthcare devices or services (including life sciences/research services) provide data for use by healthcare providers in providing care to patients. Although we maintain liability insurance coverage in an amount that we believe is sufficient for our business, there can be no assurance that such coverage will cover any particular claim that has been brought or that may be brought in the future, prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition. Product-related claims could damage our reputation, cause us to lose existing clients, limit our ability to obtain new clients, result in revenues loss, create potential liabilities for our clients and us and increase insurance and other operational costs.

We may be subject to claims for system errors and warranties. Our software solutions and healthcare devices, particularly the *Cerner Millennium* versions, are very complex. Our software solutions and healthcare devices may contain coding or other errors, especially when first introduced. We have discovered errors in our software solutions and healthcare devices after their introduction. Our software solutions and healthcare devices are intended for use in collecting and displaying clinical information used in the diagnosis and treatment of patients. Therefore, users of our software solutions and healthcare devices have a greater sensitivity to errors than the market for software products and devices generally. Our client agreements typically provide warranties concerning material errors and other matters. Failure of a client's *Cerner* software solutions and/or healthcare devices to meet these warranties could constitute a material breach under the client agreement, allowing the client to terminate the agreement and possibly obtain a refund and/or damages, or might require us to incur additional expense in order to make the software solution or healthcare device meet these criteria. Our client agreements generally limit our liability arising from such claims but such limits may not be enforceable in certain jurisdictions or circumstances. Although we maintain liability insurance coverage in an amount that we believe is sufficient for our business, there can be no assurance that such coverage will cover any particular claim that has been brought or that may be brought in the future, prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim or series of claims brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition.

We may experience interruption at our data centers or client support facilities. We perform data center and/or hosting services for certain clients, including the storage of critical patient and administrative data. In addition, we provide support services to our clients through various client support facilities. We have invested in reliability features such as multiple power feeds, multiple backup generators and redundant telecommunications lines, as well as technical and physical security safeguards, and structured our operations to reduce the likelihood of disruptions. However, complete failure of all generators, impairment of all telecommunications lines, damage (environmental, accidental, intentional or pandemic) to the buildings, the equipment inside the buildings housing our data centers, the client data contained therein and/or the personnel trained to operate such facilities could cause a disruption in operations and negatively impact clients who depend on us for data center and system support services. Any interruption in operations at our data centers and/or client support facilities could damage our reputation, cause us to lose existing clients, hurt our ability to obtain new clients, result in revenue loss, create potential liabilities for our clients and us and increase insurance and other operating costs.

Our proprietary technology may be subject to claims for infringement or misappropriation of intellectual property rights of others, or may be infringed or misappropriated by others. We rely upon a combination of license agreements, confidentiality procedures, employee nondisclosure agreements, confidentiality agreements with third parties and technical measures to maintain the confidentiality and trade secrecy of our proprietary information. We also rely on trademark and copyright laws to protect our intellectual property rights in the United States and abroad. We continue to develop our patent portfolio of U.S. and global patents, but currently have a limited number of issued patents. Despite our protective measures and intellectual property rights, we may not be able to adequately protect against copying, reverse-engineering, misappropriation, infringement or unauthorized use or disclosure of our intellectual property.

In addition, we are routinely involved in intellectual property infringement or misappropriation claims and we expect this activity to continue or even increase as the number of competitors, patents and patent enforcement organizations in the HIT market increases, the functionality of our software solutions and services expands, and we enter new markets such as healthcare device innovation, healthcare transactions and life sciences. These claims, even if not meritorious, are expensive to defend. If we become liable to third parties for infringing or misappropriating their intellectual property rights, we could be required to pay a substantial damage award, develop alternative technology, obtain a license and/or cease using, selling, licensing, implementing and supporting the solutions, devices and services that violate the intellectual property rights.

We are subject to risks associated with our non-U.S. operations. We market, sell and service our solutions, devices and services globally. We have established offices around the world, including in: the Americas, Europe, the Middle East and the Asia Pacific region. We will continue to expand our non-U.S. operations and enter new global markets. This expansion will require significant management attention and financial resources to develop successful direct and indirect non-U.S. sales and support channels. Our business is generally transacted in the local functional currency. In some countries, our success will depend in part on our ability to form relationships with local partners. There is a risk that we may sometimes choose the wrong partner. For these reasons, we may not be able to maintain or increase non-U.S. market demand for our solutions, devices and services.

Non-U.S. operations are subject to inherent risks, and our future results could be adversely affected by a variety of uncontrollable and changing factors. These include, but are not limited to:

- Greater difficulty in collecting accounts receivable and longer collection periods
- Difficulties and costs of staffing and managing non-U.S. operations
- The impact of global economic conditions
- Unfavorable or changing foreign currency exchange rates
- Legal compliance costs and/or business risks associated with our global operations where local laws and customs differ from those in the U.S.
- Certification, licensing or regulatory requirements
- Unexpected changes in regulatory requirements
- Changes to or reduced protection of intellectual property rights in some countries
- Inability to obtain necessary financing on reasonable terms to adequately support non-U.S. operations and expansion

- Potentially adverse tax consequences and difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner.
- Different or additional functionality requirements
- Trade protection measures
- Export control regulations
- Service provider and government spending patterns
- Natural disasters, war or terrorist acts
- Labor disruptions that may occur in a country
- Poor selection of a partner in a country
- Political conditions which may impact sales or threaten the safety of associates or our continued presence in these countries

Our failure to effectively hedge exposure to fluctuations in foreign currency exchange rates could unfavorably affect our performance. We utilize derivative instruments to hedge our exposure to fluctuations in foreign currency exchange rates. Some of these instruments and contracts may involve elements of market and credit risk in excess of the amounts recognized in the Consolidated Financial Statements. For additional information about risk on financial instruments, see Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operation under Market Risk. Further, our financial results from non-U.S. operations may be negatively affected if we fail to execute or improperly hedge our exposure to currency fluctuations.

Our success depends upon the recruitment and retention of key personnel. To remain competitive in our industries, we must attract, motivate and retain highly skilled managerial, sales, marketing, consulting and technical personnel, including executives, consultants, programmers and systems architects skilled in the HIT, healthcare devices, healthcare transactions and life sciences industries and the technical environments in which our solutions, devices and services are needed. Competition for such personnel in our industries is intense in both the United States and abroad. Our failure to attract additional qualified personnel to meet our non-U.S. personnel needs could have a material adverse effect on our prospects for long-term growth. Our success is dependent to a significant degree on the continued contributions of key management, sales, marketing, consulting and technical personnel. The unexpected loss of key personnel could have a material adverse impact on our business and results of operations, and could potentially inhibit development and delivery of our solutions, devices and services and market share advances.

We rely significantly on third party suppliers. We license or purchase intellectual property and technology (such as software, hardware and content) from third parties, including some competitors, and incorporate software, hardware, and/or content into or sell it in conjunction with our solutions, devices and services, some of which are critical to the operation and delivery of our solutions, devices and services. For instance, we currently depend on Microsoft and IBM Websphere technologies for portions of the operational abilities of our *Millennium* solutions. Our remote hosting business also relies on a single or a limited number of suppliers for certain functions of this business, such as Oracle database technologies, CITRIX technologies and CISCO network technologies.

Most of the software licenses we have expire within one to five years, can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Most of these third party software licenses are non-exclusive; therefore, our competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete directly with us.

If any of the third party suppliers were to change product offerings, cease actively supporting the technologies, fail to update and enhance the technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices or terminate our licenses or supply contracts, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance of our solutions, devices and services. Such alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property or technology provided by our existing suppliers. If the cost of licensing, purchasing or maintaining the third party intellectual property or technology significantly increases, our gross margin levels could significantly decrease. In addition, interruption in functionality of our solutions, devices and services as a result of changes in third party suppliers could adversely affect future sales of solutions, devices and services.

We intend to continue strategic business acquisitions, which are subject to inherent risks. In order to expand our solutions, device offerings and services and grow our market and client base, we may continue to seek and complete strategic business acquisitions that we believe are complementary to our business. Acquisitions have inherent risks which may have a material adverse effect on our business, financial condition, operating results or prospects, including, but not limited to: 1) failure to successfully integrate the business and financial operations, services, intellectual property, solutions or personnel of an acquired business and to maintain uniform standard controls, policies and procedures; 2) diversion of management's attention from other business concerns; 3) entry into markets in which we have little or no direct prior experience; 4) failure to achieve projected synergies and performance targets; 5) loss of clients or key personnel; 6) incurrence of debt and/or assumption of known and unknown liabilities; 7) write-off of software development costs, goodwill, client lists and amortization of expenses related to intangible assets; 8) dilutive issuances of equity securities; and, 9) accounting deficiencies that could arise in connection with, or as a result of, the acquisition of an acquired company, including issues related to internal control over financial reporting and the time and cost associated with remedying such deficiencies. If we fail to successfully integrate acquired businesses or fail to implement our business strategies with respect to these acquisitions, we may not be able to achieve projected results or support the amount of consideration paid for such acquired businesses.

Risks Related to the Healthcare Information Technology, Healthcare Device and Healthcare Transaction Industry

The healthcare industry is subject to changing political, economic and regulatory influences. For example, the Health Insurance Portability and Accountability Act of 1996 (HIPAA) continues to have a direct impact on the healthcare industry by requiring identifiers and standardized transactions/code sets and necessary security and privacy measures in order to ensure the appropriate level of privacy of protected health information. These regulatory factors affect the purchasing practices and operation of healthcare organizations. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level and to change healthcare financing and reimbursement systems. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our solutions and services.

Many healthcare providers are consolidating to create integrated healthcare delivery systems with greater market power. These providers may try to use their market power to negotiate price reductions for our solutions and services. As the healthcare industry consolidates, our client base could be eroded, competition for clients could become more intense and the importance of landing new client relationships becomes greater.

The healthcare industry is highly regulated at the local, state and federal level. We are subject to a significant and wide-ranging number of regulations both within the U.S. and elsewhere, such as, regulations in the areas of: healthcare fraud, e-prescribing, claims processing and transmission, medical devices, the security and privacy of patient data and interoperability standards.

Healthcare Fraud

Federal and state governments continue to increase their scrutiny over practices involving healthcare fraud affecting healthcare providers whose services are reimburse by Medicare, Medicaid and other government healthcare programs. Our healthcare provider clients are subject to laws and regulations on fraud and abuse which, among other things, prohibit the direct or indirect payment or receipt of any remuneration for patient referrals, or arranging for or recommending referrals or other business paid for in whole or in part by these federal or state healthcare programs. Federal enforcement personnel have substantial funding, powers and remedies to pursue suspected or perceived fraud and abuse. The effect of this government regulation on our clients is difficult to predict. Many of the regulations applicable to our clients and that may be applicable to us, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could broaden their applicability to us or require our clients to make changes in their operations or the way in which they deal with us. If such laws and regulations are determined to be applicable to us and if we fail to comply with any applicable laws and regulations, we could be subject to sanctions or liability, including exclusion from government health programs, which could have a material adverse effect on our business, results of operations and financial condition.

E-Prescribing

The use of our solutions by physicians for electronic prescribing, electronic routing of prescriptions to pharmacies and dispensing is governed by state and federal law. States have differing prescription format requirements, which we have programmed into our software. In addition, in November 2005, the Department of Health and Human Services announced regulations by CMS related to "E-Prescribing and the Prescription Drug Program" ("E-Prescribing Regulations"). These E-Prescribing Regulations were mandated by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The E-Prescribing Regulations set forth standards for the transmission of electronic prescriptions. The final regulations adopted two standards effective January 2006. A second and final set of additional e-prescribing transaction standards was published on April 2, 2008 and becomes effective on April 1, 2009. These standards are detailed and significant, and cover not only transactions between prescribers and dispensers for prescriptions but also electronic eligibility and benefits inquiries and drug formulary and benefit coverage information. Our efforts to provide solutions that enable our clients to comply with these regulations could be time-consuming and expensive.

Claims Transmissions

Certain of our solutions assist our clients in submitting claims to payers, which claims are governed by federal and state laws. Our solutions are capable of electronically transmitting claims for services and items rendered by a physician to many patients' payers for approval and reimbursement. Federal law provides civil liability to any person that knowingly submits a claim to a payer, including Medicare, Medicaid and private health plans, seeking payment for any services or items that have not been provided to the patient. Federal law may also impose criminal penalties for intentionally submitting such false claims. We have policies and procedures in place that we believe result in the accurate and complete transmission of claims, provided that the information given to us by our clients is also accurate and complete. The HIPAA security, privacy and transaction standards, as discussed below, also have a potentially significant effect on our claims transmission services, since those services must be structured and provided in a way that supports our clients' HIPAA compliance obligations.

Regulation of Medical Devices
The United States Food and Drug Administration (the "FDA") has declared that certain of our solutions are medical devices that are actively regulated under the Federal Food, Drug and Cosmetic Act ("Act") and amendments to the Act. Other countries have similar regulations in place related to medical devices, that now or may in the future apply to certain of our solutions. If other of our solutions are deemed to be actively regulated medical devices by the FDA or similar regulatory agencies in countries where we do business, we could be subject to extensive requirements governing pre- and post-marketing requirements including pre-market notification clearance. Complying with these medical device regulations on a global perspective is time consuming and expensive. Further, it is possible that these regulatory agencies may become more active in regulating software that is used in healthcare.

There have been nine FDA inspections at various Cerner sites since 1998. Inspections conducted at our world headquarters in 1999 and our prior Houston, Texas facility in 2002 each resulted in the issuance of an FDA Form 483 that we responded to promptly. The FDA has taken no further action with respect to either of the Form 483s that were issued in 1999 and 2002. The remaining seven FDA inspections, including inspections at our world headquarters in 2006 and 2007, resulted in no issuance of a Form 483. We remain subject to periodic FDA inspections and we could be required to undertake additional actions to comply with the Act and any other applicable regulatory requirements. Our failure to comply with the Act and any other applicable regulatory requirements could have a material adverse effect on our ability to continue to manufacture and distribute our solutions. The FDA has many enforcement tools including recalls, seizures, injunctions, civil fines and/or criminal prosecutions. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Security and Privacy of Patient Information
State and federal laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations govern both the disclosure and use of confidential patient medical record information and require the users of such information to implement specified security measures. Regulations currently in place governing electronic health data transmissions continue to evolve and are often unclear and difficult to apply.

HIPAA regulations require national standards for some types of electronic health information transactions and the data elements used in those transactions, security standards to ensure the integrity and confidentiality of health information and standards to protect the privacy of individually identifiable health information. Covered entities under HIPAA, which include healthcare organizations such as our clients, our employer clinic business model and our claims transmission services, were required to comply with the privacy standards by April 2003, the transaction regulations by October 2003 and the security regulations by April 2005. As a business associate of our clients who are covered entities, we, in most instances, must also ensure compliance with the HIPAA regulations as it pertains to our clients.

Evolving HIPAA-related laws or regulations could restrict the ability of our clients to obtain, use or disseminate patient information. This could adversely affect demand for our solutions if they are not re-designed in a timely manner in order to meet the requirements of any new interpretations or regulations that seek to protect the privacy and security of patient data or enable our clients to execute new or modified healthcare transactions. We may need to expend additional capital, software development and other resources to modify our solutions and devices to address these evolving data security and privacy issues.

Interoperability Standards
Our clients are concerned with and often require that our software solutions and healthcare devices be interoperable with other third party HIT suppliers. Market forces or governmental/regulatory authorities could create software interoperability standards that would apply to our solutions, and if our software solutions and/or healthcare devices are not consistent with those standards, we could be forced to incur substantial additional development costs to conform. The Certification Commission for Healthcare Information Technology (CCHIT) has developed a comprehensive set of criteria for the functionality, interoperability and security of various software modules in the HIT industry. CCHIT, however, continues to modify and refine those standards. Achieving CCHIT certification is becoming a competitive requirement, resulting in increased software development and administrative expense to conform to these requirements. If our software solutions and healthcare devices are not consistent with these evolving standards, our market position and sales could be impaired and we may have to invest significantly in changes to our software solutions and healthcare devices.

We operate in intensely competitive and dynamic industries, and our ability to successfully compete and continue to grow our business depends on our ability to respond quickly to market changes and changing technologies and to bring competitive new solutions, devices, features and services to market in a timely fashion. The market for healthcare information systems, healthcare devices, healthcare transactions and life sciences consulting services are intensely competitive, dynamically evolving and subject to rapid technological and innovative changes. Development of new proprietary technology or services is complex, entails significant time and expense and may not be successful. We cannot guarantee that we will be able to introduce new solutions, devices or services on schedule, or at all, nor can we guarantee that errors will not be found in our new solution releases, devices or services before or after commercial release, which could result in solution, device or service delivery redevelopment costs and loss of, or delay in, market acceptance.

Certain of our competitors have greater financial, technical, product development, marketing and other resources than us and some of our competitors offer software solutions that we do not offer. Our principal existing competitors are set forth above under Part I, Item 1 Competition.

In addition, we expect that major software information systems companies, large information technology consulting service providers and system integrators, start-up companies and others specializing in the healthcare industry may offer competitive software solutions, devices or services. We face strong competitors and often face downward price pressure. Additionally, the pace of change in the healthcare information systems market is rapid and there are frequent new software solution introductions, software solution enhancements, device introductions, device enhancements and evolving industry standards and requirements. There are a limited number of hospitals and other healthcare providers in the U.S. HIT market. As costs fall, technology improves, and market factors continue to compel investment by healthcare organizations in solutions and services like ours, market saturation in the U.S. may change the competitive landscape in favor of larger, more diversified competitors with greater scale.

Risks Related to Our Stock

The ongoing adverse financial market environment and uncertainty in global economic conditions could negatively affect our business, results of operations and financial condition. Our operating results may be impacted by the health of the global economy. Adverse economic conditions may cause a slowdown or decline in client spending which could adversely affect our business and financial performance. Our business and financial performance, including new business bookings and collection of our accounts receivable, may be adversely affected by current and future economic conditions (including a reduction in the availability of credit, higher energy costs, rising interest rates, financial market volatility and recession) that cause a slowdown or decline in client spending. Further, the ongoing global financial crisis may also limit our ability to access the capital markets at a time when we would like, or need, to raise capital, which could have an impact on our ability to react to changing economic and business conditions. Accordingly, if the global financial crisis and current economic downturn continue or worsen, our business, results of operations and financial condition could be materially and adversely affected.

Our quarterly operating results may vary which could adversely affect our stock price. Our quarterly operating results have varied in the past and may continue to vary in future periods, including, variations from guidance, expectations or historical results or trends. Quarterly operating results may vary for a number of reasons including accounting policy changes, demand for our solutions, devices and services, the financial condition of our clients and potential clients, our long sales cycle, potentially long installation and implementation cycles for larger, more complex and higher-priced systems and other factors described in this section and elsewhere in this report. As a result of healthcare industry trends and the market for our Cerner Millennium solutions, a large percentage of our revenues are generated by the sale and installation of larger, more complex and higher-priced systems. The sales process for these systems is lengthy and involves a significant technical evaluation and commitment of capital and other resources by the client. Sales may be subject to delays due to changes in clients' internal budgets, procedures for approving large capital expenditures, competing needs for other capital expenditures, availability of personnel resources and by actions taken by competitors. Delays in the expected sale, installation or implementation of these large systems may have a significant impact on our anticipated quarterly revenues and consequently our earnings, since a significant percentage of our expenses are relatively fixed.

Revenue recognized in any quarter may depend upon our and our clients' abilities to meet project milestones. Delays in meeting these milestone conditions or modification of the project plan could result in a shift of revenue recognition from one quarter to another and could have a material adverse effect on results of operations for a particular quarter.

Our revenues from system sales historically have been lower in the first quarter of the year and greater in the fourth quarter of the year, primarily as a result of clients' year-end efforts to make all final capital expenditures for the then-current year.

Our sales forecasts may vary from actual sales in a particular quarter. We use a "pipeline" system, a common industry practice, to forecast sales and trends in our business. Our sales associates monitor the status of all sales opportunities, such as the date when they estimate that a client will make a purchase decision and the potential dollar amount of the sale. These estimates are aggregated periodically to generate a sales pipeline. We compare this pipeline at various points in time to evaluate trends in our business. This analysis provides guidance in business planning and forecasting, but these pipeline estimates are by their nature speculative. Our pipeline estimates are not necessarily reliable predictors of revenues in a particular quarter or over a longer period of time, partially because of changes in the pipeline and in conversion rates of the pipeline into contracts that can be very difficult to estimate. A negative variation in the expected conversion rate or timing of the pipeline into contracts, or in the pipeline itself, could cause our plan or forecast to be inaccurate and thereby adversely affect business results. For example, a slowdown in information technology spending, adverse economic conditions or a variety of other factors can cause purchasing decisions to be delayed, reduced in amount or cancelled, which would reduce the overall pipeline conversion rate in a particular period of time. Because a substantial portion of our contracts are completed in the latter part of a quarter, we may not be able to adjust our cost structure quickly enough in response to a revenue shortfall resulting from a decrease in our pipeline conversion rate in any given fiscal quarter(s).

The trading price of our common stock may be volatile. The market for our common stock may experience significant price and volume fluctuations in response to a number of factors including actual or anticipated variations in operating results, rumors about our performance or solutions, devices and services, changes in expectations of future financial performance or estimates of securities analysts, governmental regulatory action, healthcare reform measures, client relationship developments, changes occurring in the securities markets in general and other factors, many of which are beyond our control. As a matter of policy, we do not generally comment on our stock price or rumors.

Furthermore, the stock market in general, and the markets for software, healthcare and information technology companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of actual operating performance.

Our Directors have authority to issue preferred stock and our corporate governance documents contain anti-takeover provisions. Our Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of common stock may be harmed by rights granted to the holders of any preferred stock that may be issued in the future.

In addition, some provisions of our Certificate of Incorporation and Bylaws could make it more difficult for a potential acquirer to acquire a majority of our outstanding voting stock. These include provisions that: provide for a classified board of directors, prohibit shareholders from taking action by written consent and restrict the ability of shareholders to call special meetings. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any interested shareholder for a period of three years from the date the person became an interested shareholder, unless certain conditions are met, which could have the effect of delaying or preventing a change of control.

Factors that May Affect Future Results of Operations, Financial Condition or Business

Statements made in this report, the Annual Report to Shareholders of which this report is made a part, other reports and proxy statements filed with the Securities and Exchange Commission, communications to shareholders, press releases and oral statements made by representatives of the Company that are not historical in nature, or that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements can often be identified by the use of forward-looking terminology, such as "could," "should," “will,” "intended," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast," “plan,” “guidance” or “estimate” or the negative of these words, variations thereof or similar expressions. Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. It is important to note that any such performance and actual results, financial condition or business, could differ materially from those expressed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Item 1A. Risk Factors and elsewhere herein or in other reports filed with the SEC. Other unforeseen factors not identified herein could also have such an effect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial condition or business over time.

Item 2. Properties

World Headquarters

Our world headquarters offices are located in a Company-owned office park in North Kansas City, Missouri, containing approximately 992,877 gross square feet of useable space (the “Campus”), inclusive of the new data center and clinic buildings described below. As of January 3, 2009, we were using all of the useable space for our U.S. corporate headquarters operations.

In June 2007, the Company completed construction of the world headquarters Technology Center, a 135,161 square foot data center facility on the Campus. We deliver remote hosting, disaster recovery and other services to our clients from this facility.

In February 2006, we completed construction on the Campus of a 13,136 square foot addition to the 2901 Rockcreek Parkway building to house Healthe Clinic, a wholly-owned subsidiary, which provides primary care medical services for our associates and their family members.

In 2004, we purchased approximately 12 acres of unimproved real estate adjacent to the Campus for campus expansion. This land was purchased to provide a secondary entry into the Campus and to provide for future building development as needed. The first phase of development was a roadway extension and second entry point into the Campus. The second phase of development is the data center facility described above. Future development of this land is undetermined at this time.

Other Properties

In February 2007, we entered into a long-term lease for 480,700 gross square feet of property located in Kansas City, Missouri. This office space, known as the Innovation Campus, houses associates from our intellectual property organizations. In April and August 2007, additional space was added to this lease so that the Innovation Campus now consists of 791,940 square feet, including the daycare facility listed below.

In July 2007, we entered into a lease for 36,800 gross square feet of property located in Kansas City, Missouri, near the Innovation Campus, which is the home for our Innovation Kids Learning Center, providing on-site daycare for Cerner associate families.

In June 2005, we purchased 263,512 gross square feet of property located in Kansas City, Missouri. The office space, known as the Cerner Oaks Campus, houses associates from the CernerWorks group and associates of Cerner's wholly-owned subsidiary, Healthe Exchange.

We also own property located along the north riverbank of the Missouri River, approximately two miles from the Campus. This property consists of a 96,318 gross square foot building and a 1,300-car parking garage. The building has been renovated for use as a corporate training, meeting and event center for the Company and third parties. We have also made use of the parking garage to meet overflow-parking demands on the Campus.

As of the end of February 2009, the Company leased office space in: Beverly Hills and Garden Grove, California; Denver, Colorado; Overland Park, Kansas; Waltham, Massachusetts; Minneapolis and Rochester, Minnesota; Kansas City, Missouri; Beaverton, Oregon; Blue Bell, Pennsylvania; and Vienna, Virginia. The Company operates one of its data centers in leased space in Lee's Summit, Missouri. Globally, the Company also leases office space in: Brisbane, Sydney and Melbourne, Australia; London-Ontario, Canada; Hong Kong, China; London, England; Paris, France; Herzogenrath and Idstein, Germany; Bangalore, India; Dublin, Ireland; Kuala Lumpur, Malaysia; Riyadh, Saudi Arabia; Ngee Ann City, Singapore; Barcelona and Madrid, Spain; and, Abu Dhabi and Dubai, United Arab Emirates.

In 2008, our Birmingham, Alabama; Bel Air, Maryland; Charlotte, North Carolina; and Brussels, Belgium and Slough, England offices were closed as we relocated many associates and/or the necessary business functions to other Company offices.

Item 3. Legal Proceedings

We have no material pending litigation.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the shareholders of the Company during the fourth quarter of the fiscal year ended January 3, 2009.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on The NASDAQ Global Select Market℠ under the symbol CERN. The following table sets forth the high, low and last sales prices for the fiscal quarters of 2008 and 2007 as reported by The Nasdaq Stock Market®.

	2008			2007		
	High	Low	Last	High	Low	Last
First Quarter	$ 59.59	$ 38.40	$ 38.40	$ 56.25	$ 44.11	$ 54.45
Second Quarter	48.17	37.28	45.70	60.43	52.20	55.47
Third Quarter	49.34	43.21	47.32	66.17	52.32	59.81
Fourth Quarter	45.08	31.58	39.18	65.92	53.50	57.58

At February 20, 2009, there were approximately 1,145 owners of record. To date, the Company has paid no cash dividends and it does not intend to pay cash dividends in the foreseeable future. Management believes it is in the shareholders' best interest for the Company to reinvest funds in the operation of the business.

(c) In March 2008, the Company's Board of Directors authorized a stock repurchase program for $45 million of our Common Stock. The stock repurchase activity for the quarter ended January 3, 2009 is as follows:

Issuer Purchases of Equity Securities				
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan
September 28 - October 25, 2008	265,000	$33.21	265,000	$31,751,000
October 26 - November 22, 2008	425,000	$34.68	425,000	$16,998,000
November 23, 2008 - January 3, 2009	-	-	-	$16,998,000
Total:	690,000	$34.11	690,000	$16,998,000

These repurchased shares are recorded as treasury stock and are accounted for under the cost method. No repurchased shares have been retired.

Item 6. Selected Financial Data

(In thousands, except per share data)	2008 (1)(2)	2007 (1)(3)(4)(5)	2006 (1)(6)	2005 (7)(8)	2004 (9)(10)
Statement of Earnings Data:					
Revenues	$ 1,676,028	$ 1,519,877	$ 1,378,038	$ 1,160,785	$ 926,356
Operating earnings	278,885	204,083	166,167	140,436	111,464
Earnings before income taxes	281,431	203,967	167,544	135,244	107,920
Net earnings	188,658	127,125	109,891	86,251	64,648
Earnings per share:					
Basic	2.34	1.60	1.41	1.16	0.90
Diluted	2.26	1.53	1.34	1.10	0.86
Weighted average shares outstanding:					
Basic	80,549	79,395	77,691	74,144	72,174
Diluted	83,435	83,218	81,723	78,090	75,142
Balance Sheet Data:					
Working capital	$ 517,650	$ 530,441	$ 444,656	$ 391,541	$ 310,229
Total assets	1,880,988	1,689,956	1,496,433	1,303,629	982,265
Long-term debt, excluding current installments	111,370	177,606	187,391	194,265	108,804
Shareholders' equity	1,311,009	1,132,428	922,294	760,533	597,485

(1) Includes share-based compensation expense recognized in accordance with Statement of Financial Accounting Standards No. 123R. The impact of including this expense is a $9.5 million decrease, net of $5.6 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.11 in 2008, a $10.2 million decrease, net of $6.0 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.12 in 2007 and a $11.7 million decrease, net of $7.3 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.14 in 2006.

(2) Includes expense related to a settlement with a third party provider of software related to the use of the third party's software in the Company's remote hosting business. The settlement included compensation for the use of the software for periods prior to 2008 as well as compensation for licenses of the software for future use for existing and additional clients through January 2009. Of the total settlement amount, the Company determined that $5.0 million should have been recorded in prior periods, primarily 2005 through 2007. Based on this valuation, 2008 results include an increase of $8.0 million to sales and client service expense, a decrease of $5.0 million to net earnings, and a decrease of $.06 to diluted earnings per share that are attributable to prior periods.

(3) Includes a research and development write-off related to the *RxStation* medication dispensing devices. In connection with production and delivery of the *RxStation* medication dispensing devices, the Company reviewed the accounting treatment for the *RxStation* line of devices and determined that $8.6 million of research and development activities for the *RxStation* medication dispensing devices that should have been expensed was incorrectly capitalized. The impact of this charge is a $5.4 million decrease, net of $3.2 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.06 in the year ended December 29, 2007. $2.1 million of this $5.4 million after tax amount recorded in 2007 related to periods prior to 2007.

(4) Includes a $3.1 million tax benefit recorded in 2007 related to periods prior to 2007. The tax benefit relates to the over-expensing of state income taxes, which resulted in an increase to diluted earnings per share of $.04 in the year ended December 29, 2007.

(5) Includes an adjustment to correct the amounts previously reported for the second quarter of 2007 for a previously disclosed out-of-period tax item relating to foreign net operating losses. The effect of this adjustment increases tax expense for the year ended December 29, 2007, by $4.2 million and increases January 1, 2005 retained earnings (Shareholders' Equity) by the same amount.

(6) Includes a tax benefit of $2.0 million for adjustments relating to prior periods. This results in an increase to diluted earnings per share of $.02.

(7) Includes a tax benefit of $4.8 million relating to the carry-back of a capital loss generated by the sale of Zynx Health Incorporated ("Zynx") in the first quarter of 2004. The impact of this refund claim is a $4.8 million increase in net earnings and an increase in diluted earnings per share of $.06 for 2005.

(8) Includes a charge for the write-off of acquired in process research and development related to the acquisition of the medical business division of VitalWorks, Inc. The impact of this charge is a $3.9 million decrease, net of $2.4 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.05 for 2005.

(9) Includes a gain on the sale of Zynx. The impact of this gain is a $3.0 million increase in net earnings and increase to diluted earnings per share of $.04 for 2004.

(10) Includes a charge for vacation accrual of $3.3 million included in general and administrative. The impact of this charge is a $2.1 million decrease, net of $1.2 million tax benefit, in net earnings and a decrease to diluted earnings per share of $.03 for 2004.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of Cerner Corporation ("Cerner" or the "Company"). This MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements ("Notes").

Management Overview

Cerner primarily derives revenue by selling, implementing and supporting software solutions, clinical content, hardware, healthcare devices and services that give healthcare providers secure access to clinical, administrative and financial data in real time, allowing them to improve the quality, safety and efficiency in the delivery of healthcare. We implement the healthcare solutions as stand-alone, combined or enterprise-wide systems. *Cerner Millennium®* software solutions can be managed by the Company's clients or in the Company's data center via a managed services model.

Cerner's fundamental strategy centers on creating organic growth by investing in research and development (R&D) to create solutions and services for the healthcare industry. This strategy has driven strong growth over the long-term, as reflected in five- and ten-year compound annual revenue growth rates of 15% or more. This growth has also created a very strategic client base of more than 6,000 hospital, health system, physician practice, clinic, laboratory and pharmacy clients around the world. Selling additional solutions back into this client base is an important element of Cerner's future revenue growth. We are also focused on driving growth through market share expansion by replacing competitors in healthcare settings that are looking to replace their current HIT partners or those who have not yet strategically aligned with a supplier. We also expect to drive growth through new initiatives that reflect our ongoing ability to innovate such as our *CareAware*™ healthcare device architecture and devices, *Healthe*℠ employer services, physician practice solutions and solutions and services for the pharmaceutical market. Finally, we expect continued strong revenue contributions from the sale of our solutions and services outside of the U.S. Many non-U.S. markets have a low penetration of HIT solutions and their governing bodies are in many cases focused on HIT as part of their strategy to improve the quality and lower the cost of healthcare.

Beyond our strategy for driving revenue growth, Cerner is also focused on earnings growth. Similar to our history of growing revenue, our net earnings have increased at more than 20% compound annual rates over five- and ten-year periods. We believe we can continue driving strong levels of earnings growth by continuing to grow revenue while also leveraging key areas to create operating margin expansion. The primary areas of opportunity for margin expansion include:

- becoming more efficient at implementing our software by leveraging implementation tools and methodologies we have developed that can reduce the amount of effort required to implement our software;
- leveraging our investments in R&D by addressing new markets (i.e., non-U.S.) that do not require significant incremental R&D but can contribute significantly to revenue growth; and,
- leveraging our scalable business infrastructure to reduce the rate of increase in general and administrative spending to below our revenue growth rate.

We are also focused on increasing cash flow by growing earnings, reducing the use of working capital and controlling capital expenditures. While 2007 was a year of heavy capital investment because of investments in a new data center to support our rapidly growing hosting business and purchasing new buildings to accommodate growth in our associate base, capital spending decreased in 2008 and we expect capital spending in 2009 to remain at levels below our 2007 spending.

Results Overview

In a challenging economic environment, we continued to execute on our core strategies to drive revenue growth, expand operating margins, grow earnings and generate good cash flow in 2008. The 2008 results included strong levels of earnings, and cash flow and solid new business bookings. New business bookings revenue in 2008, which reflects the value of executed contracts for software, hardware, professional services and managed services (hosting of software in the Company's data center) was $1.54 billion, which is an increase of 2% when compared to $1.51 billion in 2007. The 2007 bookings exclude bookings related to the Company's participation in the National Health Services (NHS) initiative to automate clinical processes and digitize medical records in England in the amount of $97.8 million. Revenues for 2008 increased 10% to $1.68 billion compared to $1.52 billion in 2007, driven primarily by an increase in support, maintenance and services revenues. 2008 revenues and margin include a cumulative catch-up adjustment recognized in the fourth quarter, in the amount of $28,640,000, resulting from a significant change in an accounting estimate related to the Company's contract in London as part of the NHS initiative to automate clinical processes and digitize medical records in England.

The 2008 net earnings increased 48% to $188.7 million compared to $127.1 million in 2007. Diluted earnings per share increased 48% to $2.26 compared to $1.53 in 2007. The 2008 and 2007 net earnings and diluted earnings per share reflect the impact of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment," which requires the expensing of stock options. The effect of accounting under SFAS 123R reduced the 2008 net earnings and diluted earnings per share by $9.5 million and $0.11, and the 2007 earnings and diluted earnings per share by $10.2 million and $0.12, respectively. 2008 net earnings also include the catch-up of margin adjustment related to the Company's contract in London. The after tax effect of this catch up increased 2008 net earnings and diluted earnings per share by $20,600,000 and $0.24, respectively. In addition to the benefit from the catch-up adjustment, the growth in net earnings and diluted earnings per share was driven primarily by continued progress with the Company's margin expansion initiatives, particularly expanding the profitability of support and maintenance revenue, leveraging R&D investments, and controlling sales, general, and administrative expenses. Our 2008 operating margin was 17%, and would have been 15% without the catch-up adjustment, compared to 13% in 2007, and we remain on target to achieve our long term goal of 20% operating margins.

We had cash collections of receivables of $1.73 billion in 2008 compared to $1.65 billion in 2007, with the increase driven by increased billings. Days sales outstanding increased to 92 days for the quarter ended January 3, 2009 compared to 90 days for the quarter ended December 29, 2007. Operating cash flows for 2008 were $281.8 million compared to $274.6 million in 2007.

This year also included progress on our strategic initiatives that, while not yet material to our current results, are an important part of our longer-term growth strategy. For example, we had several sales and implementations of our *CareAware MDBus*™ healthcare device connectivity solution that allows medical devices to be connected to an electronic medical record through a USB-like connection. We also made progress with our employer-focused initiatives, with our first health center client, Cisco Systems, opening their LifeConnection Health Center in November 2008. This is a fully-automated employee-based health center based on Cerner's own successful on-campus model that has led to improvements in quality, efficiency, and access to care for Cerner's associates and their dependents.

The Company's fiscal year ends on the Saturday closest to December 31. Fiscal year 2008 consisted of 53 weeks and fiscal years 2007 and 2006 consisted of 52 weeks each.

Healthcare Information Technology Market Outlook

We have provided a detailed assessment of the healthcare information technology market under Part I, Item 1, The Healthcare and Healthcare IT Industry.

Results of Operations

Year Ended January 3, 2009, Compared to Year Ended December 29, 2007

Revenues increased 10% to $1,676,028,000 in 2008, compared with $1,519,877,000 in 2007. The revenue composition for 2008 was $522,373,000 in system sales, $472,579,000 in support and maintenance, $643,317,000 in services and $37,759,000 in reimbursed travel. The Company's net earnings increased 48% to $188,658,000 in 2008 from $127,125,000 in 2007. The effects of SFAS No. 123R, which requires the expensing of stock options, decreased net earnings in 2008 and 2007 by $9,503,000, net of $5,641,000 tax benefit and $10,159,000, net of $6,030,000 tax benefit, respectively.

As discussed in the results overview and more fully described in the Operations by Segment, 2008 revenues and margin included a cumulative catch-up adjustment recognized in the fourth quarter, in the amount of $28,640,000, resulting from a significant change in accounting estimate related to the Company's contract in London. The majority of the catch-up adjustment revenue was included in support, maintenance and services.

- System sales revenues increased 4% to $522,373,000 in 2008 from $500,319,000 in 2007. Included in system sales are revenues from the sale of software, hardware, sublicensed software, deployment period licensed software upgrade rights, installation fees, transaction processing and subscriptions. The increase in system sales was driven by growth in licensed software, sublicensed software, and subscriptions.

- Support, maintenance and services revenues increased 14% to $1,115,896,000 in 2008 from $982,780,000 in 2007. Included in support, maintenance and services revenues are support and maintenance of software and hardware, professional services excluding installation, and managed services. A summary of the Company's support, maintenance and services revenues in 2008 and 2007 is as follows:

(In thousands)	2008	2007
Support and maintenance revenues	$ 472,579	$ 397,713
Services revenue	643,317	585,067
Total support, maintenance, and services revenues	$ 1,115,896	$ 982,780

- The $58,250,000, or 10%, increase in services revenue was primarily attributable to growth in *CernerWorks* managed services. The $74,866,000, or 19%, increase in support and maintenance revenues is attributable to continued success at selling *Cerner Millennium* applications, implementing them at client sites, and initiating billing for support and maintenance fees.
- Contract backlog, which reflects new business bookings that have not yet been recognized as revenue, increased 7% in 2008 compared to 2007. This increase was driven by growth in new business bookings during the past four quarters, including continued strong levels of managed services bookings that typically have longer contract terms. In the second quarter of 2008, contract backlog was reduced by approximately $178,000,000 as a result of the contract withdrawal by the prime contractor in the southern region of England. A summary of the Company's total backlog for 2008 and 2007 follows:

(In thousands)	2008	2007
Contract backlog	$ 2,907,762	$ 2,712,195
Support and maintenance backlog	580,915	541,095
Total backlog	$ 3,488,677	$ 3,253,290

The cost of revenues was 18% of total revenues in both 2008 and 2007. The cost of revenues includes the cost of reimbursed travel expense, sales commissions, third party consulting services and subscription content, computer hardware and sublicensed software purchased from hardware and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, maintenance, support, services and reimbursed travel) carrying different margin rates changes from period to period. Costs of revenues does not include the costs of our client service personnel who are responsible for delivering our service offerings, such costs are included in sales and client service expense.

Total operating expenses, excluding cost of revenues, increased 6% to $1,101,080,000 in 2008 from $1,035,684,000 in 2007. Accounting pursuant to SFAS 123(R), which results in the expensing of share-based compensation, impacted expenses in 2008 and 2007 as indicated below:

(In thousands)	2008	2007
Sales and client service expenses	$ 7,750	$ 9,518
Software development expense	3,232	3,032
General and administrative expenses	4,162	3,639
Total stock-based compensation expense	$ 15,144	$ 16,189

- Sales and client service expenses as a percent of total revenues were 43% in both 2008 and 2007. These expenses increased 9% to $715,512,000 in 2008, from $657,956,000 in 2007. Sales and client service expenses include salaries of sales and client service personnel, depreciation and other expenses associated with our *CernerWorks* managed service business, communications expenses, unreimbursed travel expenses, expense for share-based payments, sales and marketing salaries and trade show and advertising costs. The increase was primarily attributable to growth in the managed services business, including $8,014,000 of expense recorded in the second quarter of 2008 for a settlement with a third party provider of software related to the use of the third party's software in this business.
- Total expense for software development in 2008 increased 1% to $272,519,000, from $270,576,000 in 2007. Expenditures for software development in 2008 reflect continued development and enhancement of the *Cerner Millennium* platform and software solutions and investments in new initiatives, such as *RxStation* medication

dispensing devices. Included in 2007 software development expense is $8.6 million of research and development activities for the *RxStation* medical dispensing device. $3.4 million of this amount recorded in 2007 is related to periods prior to 2007. A summary of the Company's total software development expense in 2008 and 2007 is as follows:

		2008		2007
(In thousands)				
Software development costs	$	291,368	$	283,086
Capitalized software costs		(69,039)		(64,789)
Capitalized costs related to share-based payments		(942)		(1,196)
Amortization of capitalized software costs		51,132		53,475
Total software development expense	$	272,519	$	270,576

- General and administrative expenses as a percent of total revenues were 7% in 2008 and 2007. These expenses increased 6% to $113,049,000 in 2008 from $107,152,000 in 2007. This increase was due primarily to the growth of the Company's core business and increased presence in the global market. General and administrative expenses include salaries for corporate, financial and administrative staff, utilities, communications expenses, professional fees, the transaction gains or losses on foreign currency and expense for share-based payments. The Company recorded a net transaction gain on foreign currency of $9,858,000 and $3,691,000 in 2008 and 2007, respectively.

Net interest income was $3,056,000 in 2008, compared with net interest income of $1,269,000 in 2007. Interest income increased to $13,604,000 in 2008 from $13,206,000 in 2007, due primarily to higher returns received from our investments in auction rate securities. Interest expense decreased to $10,548,000 in 2008 from $11,937,000 in 2007, due primarily to a reduction in long-term debt.

Other expense was $510,000 in 2008, compared to other expense of $1,385,000 in 2007. As a result of the Company entering into a settlement agreement with an investment firm relating to auction rate securities, Other expense in 2008 includes the recognition of a gain of $19,860,000 for a put-like feature. This gain was offset by the recognition of an other-than-temporary impairment loss recorded on the Company's auction rate securities due to a reclassification of these securities from available-for-sale to trading.

The Company's effective tax rate was 33% and 38% in 2008 and 2007, respectively. This decrease is primarily due to a higher than normal rate in 2007. The increase in the effective rate in 2007 was primarily due to recognition of a valuation allowance in the third quarter of 2007 on certain of the Company's foreign tax loss carryforwards. Such additional tax expense in 2007 was partially offset by a tax benefit for adjustments relating to prior periods. The tax rate for 2008 was slightly lower than normal due to strong income levels from global regions that have lower tax rates.

During the second quarter of 2007, the Company determined that due to a change in circumstances in the quarter, it is more likely than not that certain tax operating loss carry-forwards in a non-U.S. jurisdiction would not be realized resulting in the recognition of a valuation allowance totaling approximately $7,982,000. The 2007 valuation allowance was used in 2008 to offset a reduction in the operating loss carry-forward for the non-U.S. jurisdiction.

Tax expense for 2007 and 2008 include benefits of approximately $3,125,000 and $2,879,000, respectively, for corrections relating to prior periods.

Operations by Segment

The Company has two operating segments, Domestic and Global.

The following table presents a summary of the operating information for the years ended 2008 and 2007:

2008	Operating Segments			
	Domestic	Global	Other	Total
(In thousands)				
Revenues	$ 1,307,510	$ 368,518	$ -	$ 1,676,028
Cost of revenues	225,955	70,108	-	296,063
Operating expenses	361,213	150,729	589,138	1,101,080
Total costs and expenses	587,168	220,837	589,138	1,397,143
Operating earnings (loss)	$ 720,342	$ 147,681	$ (589,138)	$ 278,885

2007	Operating Segments			
	Domestic	Global	Other	Total
(In thousands)				
Revenues	$ 1,227,434	$ 290,677	$ 1,766	$ 1,519,877
Cost of revenues	221,154	53,367	5,589	280,110
Operating expenses	331,124	151,355	553,205	1,035,684
Total costs and expenses	552,278	204,722	558,794	1,315,794
Operating earnings (loss)	$ 675,156	$ 85,955	$ (557,028)	$ 204,083

Domestic Segment

The Company's Domestic segment includes revenue contributions and expenditures associated with business activity in the United States.

Operating earnings increased 7% to $720,342,000 in 2008 from $675,156,000 in 2007.

- Revenues increased 7% to $1,307,510,000 in 2008 from $1,227,434,000 in 2007. This increase was primarily driven by growth in managed services and support and maintenance.
- Cost of revenues was 17% and 18% in 2008 and 2007, respectively. The decline was driven primarily by a lower level of hardware sales.
- Operating expenses increased 9% for 2008, compared to 2007, due primarily to growth in managed services.

Global Segment

The Company's Global segment in 2008 and 2007 includes revenue contributions and expenditures linked to business activity in Aruba, Australia, Austria, Belgium, Canada, Cayman Islands, Chile, China (Hong Kong), Egypt, England, France, Germany, India, Ireland, Malaysia, Puerto Rico, Saudi Arabia, Singapore, Spain, Sweden, Switzerland and the United Arab Emirates.

Operating earnings increased 72% to $147,681,000 in 2008 from $85,955,000 in 2007.

- Revenues increased 27% to $368,518,000 in 2008 from $290,677,000 in 2007. This increase was primarily driven by an increase in sales in Europe and the Middle East. Global revenue includes work related to the Company's participation in the NHS initiative to automate clinical processes and digitize medical records in England. Prior to 2008, the revenues related to this effort were accounted for using a zero margin approach of applying percentage of completion accounting resulting from the Company's inability to accurately estimate the work effort required to complete the project as well as the determination of fair value for the support services and other elements which would not be accounted for in accordance with the percentage of completion accounting methodology. London is one of two regions in England in which the Company is participating. As it relates to the London arrangement, during 2008 the Company established fair value of the undelivered elements of the arrangement that are not subject to percentage of completion accounting. Also, during the fourth quarter of 2008 the Company realized a significant milestone in

London which significantly enhances the Company's ability to make reliable estimates of the work effort for the remainder of the contract. These events, combined with our experience since the contract signed in 2006 and our experience in the Southern region of England, allowed the Company to conclude that reasonably dependable estimates of work effort could be produced and allow for margin recognition. As a result, the Company's fourth quarter 2008 revenues included a cumulative catch-up adjustment, resulting from the significant change in accounting estimate, in the amount of $28,640,000 which represents the margin on the contract which had been previously deferred as a result of the zero margin approach of applying percentage of completion accounting. The remaining margin attributed to the services subject to SOP 81-1 will be recognized over the remaining service period until the services are complete and amounts allocated to the other support services subject to SOP 97-2 will be recognized over the relevant support periods. The contract expires in 2014.

- The other region in England the Company is participating in is the Southern region. During the second quarter of 2008, the contract with Fujitsu, the prime contractor in the Southern region of England, was terminated which had the effect of automatically terminating the Company's subcontract for the project. A transition services agreement was signed during the third quarter of 2008 that provides for ongoing services for the Trusts that already have live systems for which margin was recognized. No formal timeline has been set for addressing the implementations at the remaining Trusts, but the Company currently expects to play an ongoing role in this region. Margin recognized in 2008 was not significant.
- Cost of revenues was 19% and 18% in 2008 and 2007, respectively. The higher cost of revenues was driven by a higher mix of hardware revenues in 2008.
- Operating expenses for the year ended January 3, 2009 decreased less than 1%, compared to the year ended December 29, 2007.

Other Segment
The Company's Other segment includes revenues and expenses which are not tracked by geographic segment. Operating losses increased 6% to $589,138,000 in 2008 from $557,028,000 in 2007. This increase was primarily due to increased research and development and general and administrative spending and a settlement with a third party supplier in the second quarter of 2008 related to the prior period usage of their software in the Company's remote hosting business. The third party supplier settlement increased Other segment expense by $8,014,000 in the second quarter of 2008.

Year Ended December 29, 2007, Compared to Year Ended December 30, 2006

The Company's net earnings increased 16% to $127,125,000 in 2007 from $109,891,000 in 2006. The effects of SFAS No. 123R, which requires the expensing of stock options, decreased net earnings in 2007 and 2006 by $10,159,000, net of $6,030,000 tax benefit and $11,746,000, net of $7,275,000 tax benefit, respectively.

Revenues increased 10% to $1,519,877,000 in 2007, compared with $1,378,038,000 in 2006. The revenue composition for 2007 was $500,319,000 in system sales, $397,713,000 in support and maintenance, $585,067,000 in services and $36,778,000 in reimbursed travel.

- System sales revenues decreased 1% to $500,319,000 in 2007 from $505,743,000 in 2006. Included in system sales are revenues from the sale of software, hardware, sublicensed software, deployment period licensed software upgrade rights, installation fees, transaction processing and subscriptions. The slight decrease in system sales was primarily attributable to a decrease in software revenue, which was largely offset by an increase in hardware, sublicensed software, and subscriptions revenue. We believe the decline in software revenue was primarily caused by much of our client base being focused on upgrading to the Cerner Millennium 2007 release. Cerner generally sells a perpetual license, so our clients do not have to pay new license fees when they upgrade to a new version of our software, so the focus by much of our base on implementing the upgrade impacted our software sales.
- Support, maintenance and services revenues increased 18% to $982,780,000 in 2007 from $833,244,000 in 2006. Included in support, maintenance and services revenues are support and maintenance of software and hardware, professional services excluding installation, and managed services. A summary of the Company's support, maintenance and services revenues in 2007 and 2006 is as follows:

(In thousands)	2007	2006
Support and maintenance revenues	$ 397,713	$ 340,416
Services revenue	585,067	492,828
Total support, maintenance, and services revenues	$ 982,780	$ 833,244

The $92,239,000, or 19%, increase in services revenue was attributable to growth in CernerWorks managed services and increased professional services utilization rates. The $57,297,000, or 17%, increase in support and maintenance revenues was attributable to continued success at selling Cerner Millennium applications, implementing them at client sites, and initiating billing for support and maintenance fees.

- Contract backlog, which reflects new business bookings that have not yet been recognized as revenue, increased 24% in 2007 compared to 2006. This increase was driven by growth in new business bookings during the past four quarters, including continued strong levels of managed services bookings that typically have longer contract terms. A summary of the Company's total backlog for 2007 and 2006 follows:

(In thousands)	2007	2006
Contract backlog	$ 2,712,195	$ 2,194,460
Support and maintenance backlog	541,095	469,473
Total backlog	$ 3,253,290	$ 2,663,933

The cost of revenues was 18% of total revenues in 2007 and 21% in 2006. The cost of revenues includes the cost of reimbursed travel expense, sales commissions, third party consulting services and subscription content, computer hardware and sublicensed software purchased from hardware and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, maintenance, support, services and reimbursed travel) carrying different margin rates changes from period to period. The decline in cost of revenues as a percent of revenue was primarily associated with lower commissions and third party costs on licensed software sales and a higher mix of support, maintenance and services revenues, which have a lower cost of revenue.

Total operating expenses, excluding cost of revenues, increased 12% to $1,035,684,000 in 2007 from $920,901,000 in 2006. Accounting pursuant to SFAS 123(R), which results in the expensing of share-based compensation, impacted expenses in 2007 and 2006 as indicated below:

(In thousands)	2007	2006
Sales and client service expenses	$ 9,518	$ 11,412
Software development expense	3,032	4,269
General and administrative expenses	3,639	3,340
Total stock-based compensation expense	$ 16,189	$ 19,021

- Sales and client service expenses as a percent of total revenues were 43% and 42% in 2007 and 2006, respectively. These expenses increased 14% to $657,956,000 in 2007, from $578,050,000 in 2006. Sales and client service expenses include salaries of sales and client service personnel, communications expenses, unreimbursed travel expenses, expense for share-based payments, sales and marketing salaries and trade show and advertising costs. The increase was primarily attributable to growth in CernerWorks managed services business.
- Total expense for software development in 2007 increased 10% to $270,576,000, from $246,970,000 in 2006. The increase in aggregate expenditures for software development in 2007 was due to continued development and enhancement of the Cerner Millennium platform and software solutions and investments in new initiatives, such as RxStation medication dispensing devices. Included in 2007 software development expense is $8.6 million of research and development activities for the RxStation medical dispensing device. $3.4 million of this amount recorded in 2007 is related to periods prior to 2007. A summary of the Company's total software development expense in 2007 and 2006 is as follows:

(In thousands)	2007	2006
Software development costs	$ 283,086	$ 262,163
Capitalized software costs	(64,789)	(59,991)
Capitalized costs related to share-based payments	(1,196)	(952)
Amortization of capitalized software costs	53,475	45,750
Total software development expense	$ 270,576	$ 246,970

- General and administrative expenses as a percent of total revenues were 7% in 2007 and 2006. These expenses increased 12% to $107,152,000 in 2007 from $95,881,000 in 2006. This increase was due primarily to the growth of the Company's core business and increased presence in the global market. General and administrative expenses include salaries for corporate, financial and administrative staff, utilities, communications expenses, professional fees, the transaction gains or losses on foreign currency and expense for share-based payments. The Company recorded a net transaction gain on foreign currency of $3,691,000 and $3,764,000 in 2007 and 2006, respectively.

Net interest income was $1,269,000 in 2007, compared with net interest expense of $697,000 in 2006. Interest income increased to $13,206,000 in 2007 from $11,877,000 in 2006, due primarily to higher yields on cash and short term investments. Interest expense decreased to $11,937,000 in 2007 from $12,574,000 in 2006, due primarily to a reduction in long-term debt.

Other expense was $1,385,000 in 2007, compared to other income of $2,074,000 in 2006. Included in 2006 other income is a gain recorded in the first quarter of 2006 related to the renegotiation of a supplier contract that eliminated a liability related to unfavorable future commitments due to that supplier. The Company was able to renegotiate the contract to eliminate certain minimum volume requirements and reduce pricing to market rates leading to the elimination of the previously recorded liability.

The Company's effective tax rate was 38% and 34% in 2007 and 2006, respectively. The change in tax rate was principally related to the creation of a valuation allowance in a non-U.S. jurisdiction in 2007.

During the second quarter of 2007, the Company determined that due to a change in circumstances in the quarter, it is more likely than not that certain tax operating loss carry-forwards in a non-U.S. jurisdiction would not be realized resulting in the recognition of a valuation allowance totaling approximately $7,982,000.

Tax expense for 2007 and 2006 includes benefits of approximately $3,125,000 and $1,994,000, respectively for adjustments to correct certain tax items relating to prior periods.

Operations by Segment

The Company has two operating segments, Domestic and Global.

The following table presents a summary of the operating information for the years ended 2007 and 2006:

	Operating Segments			
2007	Domestic	Global	Other	Total
(In thousands)				
Revenues	$ 1,227,434	$ 290,677	$ 1,766	$ 1,519,877
Cost of revenues	221,154	53,367	5,589	280,110
Operating expenses	331,124	151,355	553,205	1,035,684
Total costs and expenses	552,278	204,722	558,794	1,315,794
Operating earnings (loss)	$ 675,156	$ 85,955	$ (557,028)	$ 204,083

	Operating Segments			
2006	Domestic	Global	Other	Total
(In thousands)				
Revenues	$ 1,166,662	$ 207,367	$ 4,009	$ 1,378,038
Cost of revenues	251,574	39,224	172	290,970
Operating expenses	308,085	107,571	505,245	920,901
Total costs and expenses	559,659	146,795	505,417	1,211,871
Operating earnings (loss)	$ 607,003	$ 60,572	$ (501,408)	$ 166,167

Domestic Segment

The Company's Domestic segment includes revenue contributions and expenditures associated with business activity in the United States.

Operating earnings increased 11% to $675,156,000 in 2007 from $607,003,000 in 2006.

- Revenues increased 5% to $1,227,434,000 in 2007 from $1,166,662,000 in 2006. This increase was primarily driven by growth in managed services and support and maintenance.
- Cost of revenues was 18% and 22% in 2007 and 2006, respectively. The decline was driven primarily by lower commissions and third party costs on licensed software sales, lower hardware sales, and a higher mix of support, maintenance and services revenues, which have a lower cost of revenue.
- Operating expenses increased 7% for the year ended December 29, 2007, as compared to the year ended December 30, 2006, due primarily to growth in managed services.

Global Segment

The Company's Global segment in 2007 and 2006 includes revenue contributions and expenditures linked to business activity in Australia, Austria, Belgium, Canada, Cayman Islands, China (Hong Kong), Egypt, England, France, Germany, India, Ireland, Malaysia, Puerto Rico, Saudi Arabia, Singapore, Spain, Sweden, Switzerland and the United Arab Emirates.

Operating earnings increased 42% to $85,955,000 in 2007 from $60,572,000 in 2006.

- Revenues increased 40% to $290,677,000 in 2007 from $207,367,000 in 2006. Approximately one third of this increase was driven by an increase in revenue from the Company's participation in the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in England. The increase in global revenue was also driven by growth in several other countries, including Malaysia, Australia, Egypt, France, Spain and the United Arab Emirates. Revenue related to the NHS initiative that was being accounted for at zero margin totaled $96,000,000 and $71,000,000 for the 2007 and 2006 fiscal years, respectively. These revenues did not affect operating earnings as the Company was accounting for them at zero-margin using a zero margin approach of applying percentage of completion accounting until either the software customization and development services are completed or the Company is able to determine fair value for the support services.
- Cost of revenues was 18% and 19% in 2007 and 2006, respectively. The lower cost of revenues was driven by a slightly higher mix of support, maintenance and services revenues, which have a lower cost of revenue.
- Operating expenses for the year ended December 29, 2007 increased 41%, compared to the year ended December 30, 2006, primarily due to hiring personnel for the projects in England and supporting growth in other global regions.

Other Segment

The Company's Other segment includes revenues and expenses which are not tracked by geographic segment. Operating losses increased 11% to $557,028,000 in 2007 from $501,408,000 in 2006. This increase was primarily due to an increase in operating expenses such as software development, marketing, general and administrative, share-based compensation expense and depreciation.

Liquidity and Capital Resources

The Company's liquidity is influenced by many factors, including the amount and timing of the Company's revenues, its cash collections from its clients and the amounts the Company invests in software development, acquisitions and capital expenditures.

The Company's principal source of liquidity is its cash, cash equivalents and short-term investments. The majority of the Company's cash and cash equivalents consist of money market funds. At January 3, 2009 the Company had cash and cash equivalents of $270,494,000, short-term investments of $38,400,000 and working capital of $517,650,000 compared to cash and cash equivalents of $182,914,000, short-term investments of $161,600,000 and working capital of $530,441,000 at December 29, 2007.

At January 3, 2009, more than 10 percent of total net receivables represent accounts receivable and contracts receivable related to a contract with Fujitsu that was terminated in the second quarter of 2008 when Fujitsu withdrew from the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in the Southern region of England. The Company expects to collect these receivables in full based on the terms of the contract.

At January 3, 2009, the Company held auction rate securities with a par value of $105,300,000 and an estimated fair value of $85,440,000. In February and March 2008, liquidity issues in the global credit markets resulted in the progressive failure of auctions representing all the auction rate securities held by Cerner. These conditions persisted through the remainder of 2008 and into 2009. In November 2008, the Company entered into a settlement agreement with the investment firm that sold the Company its auction rate securities. Under the terms of the settlement agreement the Company received the right to redeem the securities at par value during a period from mid-2010 through mid-2012. The right to redeem the securities is being treated similar to a put option, which the Company has elected to measure under the fair value option of Statement of Financial Accounting Standards No. 159 (SFAS No. 159), "*The Fair Value Option for Financial Assets and Financial Liabilities*." The Company's valuation model resulted in a pre-tax, estimated value of $19,860,000 for the value of the put-like settlement feature, which such gain was recognized through other income.

Concurrently with the recognition of the put-like feature, the Company transferred the auction rate securities from available-for-sale to trading securities. As a result of the transfer, the Company recognized a pre-tax, other than temporary impairment loss of approximately $19,860,000 in other income. The recording of the put-like feature and the recognition of the other than temporary impairment loss on the securities resulted in no impact to the Consolidated Statements of Operating Earnings for the year ended January 3, 2009. The Company anticipates that any future changes in the fair value of the put-like feature will be offset by the changes in the fair value of the related auction rate securities with no material net impact to the Consolidated Statements of Earnings. For a more detailed discussion of the auction rate securities situation, please refer to Note (7) to the consolidated financial statements. Cerner does not expect the auction failures to impact the Company's ability to fund its working capital needs, capital expenditures or other business requirements.

Cash Flows from Operating Activities

The Company generated cash of $281,802,000, $274,565,000, and $232,718,000 from operations in 2008, 2007, and 2006, respectively. Cash flow from operations increased in 2008 due primarily to the increase in net earnings which was partially offset by changes in working capital. The Company has periodically provided long-term financing options to creditworthy clients through third party financing institutions and has directly provided extended payment terms to clients from contract date. These extended payment term arrangements typically provide for date based payments over periods ranging from 12 months to seven years. Pursuant to SOP 97-2, because a significant portion of the fee is due beyond one year, we have analyzed our history with these types of arrangements and have concluded that we do have a standard business practice of using extended payment term arrangements and have a long history of successfully collecting under the original payment terms for arrangements with similar clients, product offerings and economics without granting concessions. Accordingly, we consider the fee to be fixed and determinable in these extended payment term arrangements and, thus, the timing of revenue is not impacted by the existence of extended payments. Some of these payment streams have been assigned on a non-recourse basis to third party financing institutions. The Company has provided its usual and customary performance guarantees to the third party financing institutions in connection with its on-going obligations under the client contract. During 2008, 2007, and 2006, the Company received total client cash collections of $1,729,526,000, $1,646,584,000, and $1,457,603,000, respectively, of which approximately 5%, 5%, and 7% were received from third party client financing arrangements and non-recourse payment assignments, respectively. The days sales outstanding increased to 92 days for the quarter ended January 3, 2009 compared to 90 days for the quarter ended December 29, 2007. Revenues provided under support and maintenance agreements represent recurring cash flows. Support and maintenance revenues increased 19% in 2008 and 17% in 2007, and the Company expects these revenues to continue to grow as the base of installed *Cerner Millennium* systems grows.

Cash Flows from Investing Activities

Cash used in investing activities in 2008 consisted primarily of capital purchases of $108,099,000, which includes $89,904,000 of capital equipment and $18,195,000 of land, buildings and improvements. Capitalized software development costs were $70,098,000 in 2008. Payments aggregating $5,719,000 were made during 2008 for an acquisition of a business and an earnout payment related to a 2005 acquisition. Cash received from short-term investments, net of purchases was $17,510,000 in 2008. Cash used in investing activities in 2007 consisted primarily of capital purchases of $180,723,000, which includes $105,678,000 of capital equipment and $75,045,000 of land, buildings and improvements. Capitalized software development costs were $66,063,000 and the acquisition of businesses totaled $24,061,000. Cash paid for short-term investments, net of sales and maturities, was $13,277,000 in 2007.

In the second quarter of 2007, the Company completed the construction of a new data center on its World Headquarters campus in North Kansas City, Missouri. The Company spent approximately $61,203,000 on this construction project. Of this amount, approximately $26,858,000 was spent in 2007, with the remainder being spent in prior years.

Cash Flows from Financing Activities

The Company's 2008 financing activities consisted of proceeds from the exercise of options of $15,364,000, the excess tax benefit from share-based compensation of $9,166,000, net repayment of long-term debt of $15,317,000, sales of future receivables of $7,135,000, and purchases of treasury stock of $28,002,000. In 2007, the Company's financing activities consisted primarily of proceeds from the exercise of options of $29,085,000, the excess tax benefit from share-based compensation of $30,357,000 and repayment of long-term debt of $22,359,000.

In December 2008, the Company had a same-day borrowing of $44,500,000 from its line of credit which was repaid that same day. This was in connection with tax incentives related to the World Headquarters data center and the Innovation Campus. In December 2007, the Company had a one-day borrowing of $40,000,000 from its line of credit which was repaid on the following day. This was in connection with tax incentives related to the World Headquarters data center.

In November 2005, the Company completed a £65,000,000 ($94,556,000 at January 3, 2009) private placement of debt at 5.54% pursuant to a Note Agreement. The Note Agreement is payable in seven equal annual installments beginning in November 2009. The proceeds were used to repay the outstanding amount under the Company's credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at January 3, 2009.

In December 2002, the Company completed a $60,000,000 private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $21,000,000 principal amount at 5.57% were paid in full by the end of 2008. The Series B Senior notes, with a $39,000,000 principal amount at 6.42%, are payable in four equal annual installments beginning December 2009. The proceeds were used to repay the outstanding amount under the Company's credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at January 3, 2009.

In May 2002, the Company expanded its credit facility by entering into an unsecured credit agreement with a group of banks led by US Bank. This agreement was amended and restated on November 30, 2006, and provides for a current revolving line of credit for working capital purposes. The current revolving line of credit is unsecured and requires monthly payments of interest only. Interest is payable at the Company's option at a rate based on prime (3.25% at January 3, 2009) or LIBOR (1.41% at January 3, 2009) plus 1.55%. The interest rate may be reduced by up to 1.15% if certain net worth ratios are maintained. The agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. A commitment fee of .2% is payable quarterly based on the usage of the revolving line of credit. The revolving line of credit matures on May 31, 2010. At January 3, 2009, the Company had no outstanding borrowings under this agreement and had $90,000,000 available for working capital purposes. The Company was in compliance with all covenants at January 3, 2009.

In April 1999, the Company completed a $100,000,000 private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $60,000,000 principal amount at 7.14%, were paid in full by the end of 2006. The Series B Senior Notes, with a $40,000,000 principal amount at 7.66%, are payable in six equal annual installments which commenced in April 2004. The proceeds were used to retire the Company's then-existing $30,000,000 of debt, and the remaining funds were used for capital improvements and to strengthen the Company's cash position. The Note Agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at January 3, 2009.

The Company believes that its present cash position, together with cash generated from operations, short-term investments and, if necessary, its lines of credit, will be sufficient to meet anticipated cash requirements during 2009.

The following table represents a summary of the Company's contractual obligations and commercial commitments, excluding interest, as of January 3, 2009, except short-term purchase order commitments arising in the ordinary course of business.

Contractual Obligations *(In thousands)*	Payments due by period						
	2009	2010	2011	2012	2013	2014 and thereafter	Total
Long-term debt obligations	$ 29,925	$ 24,330	$ 23,258	$ 23,258	$ 13,508	$ 27,016	$ 141,295
Capital lease obligations	191	-	-	-	-	-	191
Operating lease obligations	13,442	12,553	11,237	10,686	9,533	32,998	90,449
Purchase obligations	19,787	12,269	5,788	5,802	5,878	-	49,524
Uncertain tax positions	1,457	2,314	3,785	4,884	-	-	12,440
Total	$ 64,802	$ 51,466	$ 44,068	$ 44,630	$ 28,919	$ 60,014	$ 293,899

The effects of inflation on the Company's business during 2008, 2007 and 2006 were not significant.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements." This statement establishes a single authoritative definition of fair value when accounting rules require the use of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2. This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities within the scope of the FSP. The Company adopted SFAS 157 for fair value measurement outside of the scope of FSP No. 157-2 on December 30, 2007. On October 10, 2008, the FASB issued FSP No. FAS 157-3 that clarifies the application of SFAS 157 in a market that is not active. FSP No. 157-3 is effective for all periods presented in accordance with SFAS 157 and the Company has considered the guidance with respect to the valuation of its financial assets and their designation within the fair value hierarchy. The Company was required to fully adopt SFAS 157 as of the first day of the 2009 fiscal year and does not expect its adoption to have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" (SFAS 141(R)) which replaces SFAS 141 and supersedes FIN 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." SFAS 141(R) establishes guidelines for how an acquirer measures and recognizes the identifiable assets, goodwill, noncontrolling interest, and liabilities assumed in a business combination. Additionally, SFAS 141(R) outlines the disclosures necessary to allow financial statement users to assess the impact of the acquisition. The Company is currently assessing the impact of adoption of SFAS 141(R), which will depend on future acquisition activity, and will be required to adopt SFAS 141(R) prospectively for business combinations occurring on or after the first day of the 2009 fiscal year.

Also in December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS 160), "Noncontrolling Interests in Consolidated Financial Statements," which amends ARB No. 51. SFAS 160 guides that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements, and that net income should be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The Company is currently assessing the impact of adoption of SFAS 160 on its results of operations, which is expected to be immaterial, and its financial position and was required to adopt SFAS 160 as of the first day of the 2009 fiscal year.

In March 2008, the FASB issued Statement of Accounting Standards No. 161 (SFAS 161), "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133." SFAS 161 requires enhanced disclosures about the uses of derivative instruments and hedging activities, how these activities are accounted for, and their respective impact on an entity's financial position, financial performance, and cash flows. The Company is currently assessing the impact of adoption of SFAS 161 on its results of operations and its financial position, which is expected to be immaterial, and was required to adopt SFAS 161 as of the first day of the 2009 fiscal year.

Critical Accounting Policies

The Company believes that there are several accounting policies that are critical to understanding the Company's historical and future performance, as these policies affect the reported amount of revenue and other significant areas involving management's judgments and estimates. These significant accounting policies relate to revenue recognition, software development, potential impairments of goodwill and income taxes. These policies and the Company's procedures related to these policies are described in detail below and under specific areas within this "Management Discussion and Analysis of Financial Condition and Results of Operations." In addition, Note 1 to the consolidated financial statements expands upon discussion of the Company's accounting policies.

Revenue Recognition
The Company recognizes its multiple element arrangements, including software and software-related services, using the residual method under SOP 97-2, "Software Revenue Recognition," as amended by SOP No. 98-4, SOP 98-9 and clarified by Staff Accounting Bulletin's (SAB) 104 "Revenue Recognition" and Emerging Issues Task Force 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). Key factors in the Company's revenue recognition model are management's assessments that installation services are essential to the functionality of the Company's software whereas implementation services are not; and the length of time it takes for the Company to achieve its delivery and installation milestones for its licensed software. If the Company's business model were to change such that implementation services are deemed to be essential to the functionality of the Company's software, the period of time over which the Company's licensed software revenue would be recognized would lengthen. The Company generally recognizes combined revenue from the sale of its licensed software and related installation services over two key milestones, delivery and installation, based on percentages that reflect the underlying effort from planning to installation. Generally, both milestones are achieved in the quarter the contracts are executed. If the period of time to achieve the Company's delivery and installation milestones for its licensed software were to lengthen, its milestones would be adjusted and the timing of revenue recognition for its licensed software could materially change.

The Company also recognizes revenue for certain projects using the percentage of completion method pursuant to Statement of Position 81-1 (SOP 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," as prescribed by SOP 97-2. The Company's revenue recognition is dependent upon the Company's ability to reliably estimate the direct labor hours to complete a project which in some cases can span several years. The Company utilizes its historical project experience and detailed planning process as a basis for its future estimates to complete current projects. Significant delays in completion of the projects, unforeseen cost increases or penalties could result in significant reductions to revenue and margins on these contracts.

Software Development Costs
Costs incurred internally in creating computer software solutions and enhancements to those solutions are expensed until completion of a detailed program design, which is when the Company determines that technological feasibility has been established. Thereafter, all software development costs are capitalized until such time as the software solutions and enhancements are available for general release, and the capitalized costs subsequently are reported at the lower of amortized cost or net realizable value. Net realizable value is computed as the estimated gross future revenues from each software solution less the amount of estimated future costs of completing and disposing of that product. Because the development of projected net future revenues related to our software solutions used in our net realizable value computation is based on estimates, a significant reduction in our future revenues could impact the recovery of our capitalized software development costs. We historically have not experienced significant inaccuracies in computing the net realizable value of our software solutions and the difference between the net realizable value and the unamortized cost has grown over the past three years. We expect that trend to continue in the future. If we missed our estimates of net future revenues by up to 10%, the amount of our capitalized software development costs would not be impaired. Capitalized costs are amortized based on current and expected net future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the software solution. The Company is amortizing capitalized costs over five years. The five-year period over which capitalized software development costs are amortized is an estimate based upon the Company's forecast of a reasonable useful life for the capitalized costs. Historically, use of the Company's software programs by its clients has exceeded five years and is capable of being used a decade or more.

The Company expects that major software information systems companies, large information technology consulting service providers and systems integrators and others specializing in the healthcare industry may offer competitive products or services. The pace of change in the HIT market is rapid and there are frequent new product introductions, product enhancements and evolving industry standards and requirements. As a result, the capitalized software solutions may become less valuable or obsolete and could be subject to impairment.

Fair Value Measurements
On December 30, 2007, the Company adopted the provisions of SFAS 157, "Fair Value Measurements" except for portions related to the non-financial assets and liabilities within the scope of the deferral provided by FSP No. FAS 157-2. The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
- Level 3 – Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At January 3, 2009, the Company held investments in commercial paper along with auction rate securities. Commercial paper consists of short-term corporate debt with maturities of less than three months. All of the commercial paper held at January 3, 2009 was rated P1/A1 or higher. Auction rate securities are debt instruments with long-term nominal maturities, for which the interest rates regularly reset every 7-35 days under an auction system. Due to the lack of availability of observable market quotes on the Company's investment portfolio of auction rate securities, the Company utilizes valuation models including those that are based on discounted cash flow streams, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The valuation is subject to uncertainties that are difficult to predict.

A considerable amount of judgment and estimation is applied in the valuation of auction rate securities. In addition, the Company also applies judgment in determining whether the marketable securities are other-than-temporarily impaired. The Company typically considers the severity and duration of the decline, future prospects of the issuer and the Company's ability and intent to hold the security to recovery.

Goodwill
The Company accounts for its goodwill under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." As a result, goodwill and intangible assets with indefinite lives are not amortized but are evaluated for impairment annually or whenever there is an impairment indicator. All goodwill is assigned to a reporting unit, where it is subject to an annual impairment test based on fair value. The Company assesses goodwill for impairment in the second quarter of each fiscal year and evaluates impairment indicators at each quarter end. The Company assessed its goodwill for impairment in the second quarters of 2008 and 2007 and concluded that no goodwill was impaired. The Company used a discounted cash flow analysis to determine the fair value of the reporting units for all periods. Goodwill amounted to $146,666,000 and $143,924,000 at January 3, 2009 and December 29, 2007, respectively. If future, anticipated cash flows from the Company's reporting units that recognized goodwill do not materialize as expected the Company's goodwill could be impaired, which could result in significant write-offs.

Income Taxes
In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. Management makes a number of assumptions and estimates in determining the appropriate amount of expense to record for income taxes. These assumptions and estimates consider the taxing jurisdiction in which the Company operates as well as current tax regulations. Accruals are established for estimates of tax effects for certain transactions, business structures and future projected profitability of the Company's businesses based on management's interpretation of existing facts and circumstances. If these assumptions and estimates were to change as a result of new evidence or changes in circumstances the change in estimate could result in a material adjustment to the consolidated financial statements. The Company adopted FIN 48 effective at the beginning of 2007. The adoption of FIN 48 did not have a material impact on Cerner's consolidated financial position. See Note 11 to the consolidated financial statements for additional disclosures related to FIN 48.

Our management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the Company's disclosure contained herein.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

At January 3, 2009, the Company had a £65,000,000 ($94,556,000 at January 3, 2009) note payable outstanding through a private placement with an interest rate of 5.54%. The note is payable in seven equal installments beginning in November 2009. Because the borrowing is denominated in pounds, the Company is exposed to movements in the foreign currency exchange rate between the U.S. dollar and the Great Britain pound. The note was entered into for other than trading purposes. Beginning in 2006, at the beginning of each quarterly period, the Company designated a portion (between £60 million and £63 million during the year) of its debt (£65 million) that is denominated in Great Britain Pounds, to hedge its net investment in a subsidiary in England. During 2007 and 2008 the Company designated all £65 million of its debt that is denominated in Great Britain Pounds.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and Notes required by this Item are submitted as a separate part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

N/A

Item 9A. Controls and Procedures

a) Evaluation of disclosure controls and procedures. The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by the Annual Report (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, these disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. The CEO and CFO have concluded that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. They have also concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act are accumulated and communicated to the Company's management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

b) There were no changes in the Company's internal controls over financial reporting during the three months ended January 3, 2009, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

c) The Company's management, including its Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at that reasonable assurance level. However, the Company's management can provide no assurance that our disclosure controls and procedures or our internal control over financial reporting can prevent all errors and all fraud under all circumstances. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been or will be detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of January 3, 2009. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its Internal Control-Integrated Framework. The Company's management has concluded that, as of January 3, 2009, the Company's internal control over financial reporting is effective based on these criteria. The Company's independent registered public accounting firm that audited the consolidated financial statements included in the annual report has issued an audit report on the effectiveness of the Company's internal control over financial reporting, which is included herein under "Report of Independent Registered Public Accounting Firm".

Item 9B. Other Information

N/A

PART III
Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 regarding our Directors will be set forth under the caption "Election of Directors" in our Proxy Statement in connection with the 2009 Annual Shareholders' Meeting scheduled to be held May 22, 2009, and is incorporated in this Item 10 by reference. The information required by this Item 10 concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement in connection with the 2009 Annual Shareholders' Meeting scheduled to be held May 22, 2009, and is incorporated in this Item 10 by reference.

The information required by this Item 10 concerning our Code of Business Conduct and Ethics will be set forth under the caption "Code of Business Conduct and Ethics" in our Proxy Statement in connection with the 2009 Annual Shareholders' Meeting scheduled to be held May 22, 2009, and is incorporated in this Item 10 by reference. The information required by this Item 10 concerning our Audit Committee and our Audit Committee financial expert will be set forth under the caption "Audit Committee" in our Proxy Statement in connection with the 2009 Annual Shareholders' Meeting scheduled to be held May 22, 2009, and is incorporated in this Item 10 by reference.

There have been no material changes to the procedures by which security holders may recommend nominees to our Board of Directors since our last disclosure thereof.

The following table sets forth the names, ages, positions and certain other information regarding the Company's executive officers as of February 27, 2009. Officers are elected annually and serve at the discretion of the Board of Directors.

Name	Age	Positions
Neal L. Patterson	59	Chairman of the Board of Directors and Chief Executive Officer
Clifford W. Illig	58	Vice Chairman of the Board of Directors
Earl H. Devanny, III	57	President
Marc G. Naughton	53	Senior Vice President and Chief Financial Officer
Michael R. Nill	44	Executive Vice President and Chief Engineering Officer
Randy D. Sims	48	Vice President, Chief Legal Officer and Secretary
Jeffrey A. Townsend	45	Executive Vice President
Mike Valentine	40	Executive Vice President and General Manager, U.S.
Julia M. Wilson	46	Senior Vice President and Chief People Officer

Neal L. Patterson has been Chairman of the Board of Directors and Chief Executive Officer of the Company for more than five years. Mr. Patterson also served as President of the Company from March of 1999 until August of 1999.

Clifford W. Illig has been a Director of the Company for more than five years. He also served as Chief Operating Officer of the Company for more than five years until October 1998 and as President of the Company for more than five years until March of 1999. Mr. Illig was appointed Vice Chairman of the Board of Directors in March of 1999.

Earl H. Devanny, III joined the Company in August of 1999 as President. Mr. Devanny also served as interim President of Cerner Southeast from January 2003 through July 2003. Prior to joining the Company, Mr. Devanny served as president of ADAC Healthcare Information Systems, Inc. Prior to joining ADAC, Mr. Devanny served as a Vice President of the Company from 1994 to 1997. Prior to that he spent 17 years with IBM Corporation.

Marc G. Naughton joined the Company in November 1992 as Manager of Taxes. In November 1995 he was named Chief Financial Officer and in February 1996 he was promoted to Vice President. He was promoted to Senior Vice President in March 2002.

Michael R. Nill joined the Company in November, 1996. Since that time he has held several positions in the Technology, Intellectual Property and CernerWorks client hosting organizations. He was promoted to Vice President in January 2000, promoted to Senior Vice President in April 2006 and promoted to Executive Vice President and named Chief Engineering Officer in February 2009.

Randy D. Sims joined the Company in March 1997 as Vice President and Chief Legal Officer. Prior to joining the Company, Mr. Sims worked at Farmland Industries, Inc. for three years where he served most recently as Associate General Counsel. Prior to Farmland, Mr. Sims was in-house legal counsel at The Marley Company for seven years, holding the position of Assistant General Counsel when he left to join Farmland.

Jeffrey A. Townsend joined the Company in June 1985. Since that time he has held several positions in the Intellectual Property Organization and was promoted to Vice President in February 1997. He was appointed Chief Engineering Officer in March 1998, promoted to Senior Vice President in March 2001 and promoted to Executive Vice President in March 2005.

Mike Valentine joined the Company in December 1998 as Director of Technology. He was promoted to Vice President in 2000 and to President of Cerner Mid America in January of 2003. In February 2005, he was named General Manager of the U.S. Client Organization and was promoted to Senior Vice President in March 2005. He was promoted to Executive Vice President in March 2007. Prior to joining the Company, Mr. Valentine was with Accenture Consulting.

Julia M. Wilson joined the Company in November 1995. Since that time, she has held several positions in the Functional Group Organization. She was promoted to Vice President and Chief People Officer in August 2003 and to Senior Vice President in March 2007.

Item 11. Executive Compensation

The information required by this Item 11 concerning our executive compensation will be set forth under the caption "Compensation Discussion and Analysis" in our Proxy Statement in connection with the 2009 Annual Shareholders' Meeting scheduled to be held May 22, 2009, and is incorporated in this Item 11 by reference. The information required by this Item 11 concerning Compensation Committee interlocks and insider participation will be set forth under the caption "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement in connection with the 2009 Annual Shareholders' Meeting scheduled to be held May 22, 2009, and is incorporated in this Item 11 by reference. The information required by this Item 11 concerning Compensation Committee report will be set forth under the caption "Compensation Committee Report" in our Proxy Statement in connection with the 2009 Annual Shareholders' Meeting scheduled to be held May 22, 2009, and is incorporated in this Item 11 by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be set forth under the caption "Voting Securities and Principal Holders Thereof" in our Proxy Statement in connection with the 2009 Annual Shareholders' Meeting scheduled to be held May 22, 2009, and is incorporated in this Item 12 by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 concerning our transactions with related parties will be set forth under the caption "Certain Transactions" in our Proxy Statement in connection with the 2009 Annual Shareholders' Meeting scheduled to be held May 22, 2009, and is incorporated in this Item 13 by reference. The information required by this Item 13 concerning director independence will be set forth under the caption "Director Independence" in our Proxy Statement in connection with the 2009 Annual Shareholders' Meeting scheduled to be held May 22, 2009, and is incorporated in this Item 13 by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 will be set forth under the caption "Relationship with Independent Registered Public Accounting Firm" in our Proxy Statement in connection with the 2009 Annual Shareholders' Meeting scheduled to be held May 22, 2009, and is incorporated in this Item 14 by reference.

PART IV
Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Exhibits.

(1) Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets -
January 3, 2009 and December 29, 2007

Consolidated Statements of Operations -
Years Ended January 3, 2009, December 29, 2007, and December 30, 2006

Consolidated Statements of Changes in Equity
Years Ended January 3, 2009, December 29, 2007, and December 30, 2006

Consolidated Statements of Cash Flows
Years Ended January 3, 2009, December 29, 2007, and December 30, 2006

Notes to Consolidated Financial Statements

(2) The following financial statement schedule and Report of Independent Registered Public Accounting Firm of the Registrant for the three-year period ended January 3, 2009 are included herein:

Schedule II - Valuation and Qualifying Accounts,

Report of Independent Registered Public Accounting Firm

All other schedules are omitted, as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

(3) The exhibits required to be filed by this item are set forth below:

Number	Description
3(a)	Second Restated Certificate of Incorporation of the Registrant, dated December 5, 2003 (filed as exhibit 3(a) to Registrant's Annual Report on Form 10-K for the year ended January 3, 2004 and incorporated herein by reference).
3(b)	Amended and Restated Bylaws, dated September 16, 2008 (filed as Exhibit 3.1 to Registrant's Form 8-K filed on September 22, 2008 and incorporated herein by reference).
4(a)	Specimen stock certificate (filed as Exhibit 4(a) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated herein by reference).
4(b)	Amended and Restated Credit Agreement between Cerner Corporation and U.S. Bank N.A., LaSalle Bank National Association, Commerce Bank, N.A. and UMB Bank, N.A., dated November 30, 2006 (filed as Exhibit 99.1 to Registrant's Form 8-K filed on December 6, 2006, and incorporated herein by reference).
4(c)	Cerner Corporation Note Agreement dated April 1, 1999 among Cerner Corporation, Principal Life Insurance Company, Principal Life Insurance Company, on behalf of one or more separate accounts, Commercial Union Life Insurance Company of America, Nippon Life Insurance Company of America, John Hancock Mutual Life Insurance Company, John Hancock Variable Life Insurance Company, and Investors Partner Life Insurance Company (filed as Exhibit 4(e) to Registrant's Form 8-K dated April 23, 1999 and incorporated herein by reference).
4(d)	Note Purchase Agreement between Cerner Corporation and the purchasers therein, dated December 15, 2002 (filed as Exhibit 10(x) to Registrant's Annual Report on Form 10-K for the year ended December 28, 2002 and incorporated herein by reference).

4(e)	Cerner Corporation Note Purchase Agreement dated November 1, 2005 among Cerner Corporation, as issuer, and AIG Annuity Insurance Company, American General Life Insurance Company and Principal Life Insurance Company, as purchasers, (filed as Exhibit 99.1 to Registrant's Form 8-K filed on November 7, 2005 and incorporated herein by reference).
10(a)	Indemnification Agreement Form for use between the Registrant and its Directors (filed as Exhibit 10(a) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2006 and incorporated herein by reference).*
10(b)	Employment Agreement of Earl H. Devanny, III dated August 13, 1999 (filed as Exhibit 10(q) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2000 and incorporated herein by reference).*
10(c)	Amendment Number One to Cerner Associate Employment Agreement between Cerner Corporation and E. H. Devanny, III, dated November 1, 2008.*
10(d)	Amended & Restated Executive Employment Agreement of Neal L. Patterson dated January 1, 2008. (filed as Exhibit 10(c) to Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated herein by reference).*
10(e)	Amended Stock Option Plan D of Registrant dated December 8, 2000 (filed as Exhibit 10(f) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2000 and incorporated herein by reference).*
10(f)	Amended Stock Option Plan E of Registrant dated December 8, 2000 (filed as Exhibit 10(g) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2000 and incorporated herein by reference).*
10(g)	Cerner Corporation 2001 Long-Term Incentive Plan F (filed as Annex I to Registrant's 2001 Proxy Statement and incorporated herein by reference).*
10(h)	Cerner Corporation 2004 Long-Term Incentive Plan G Amended & Restated dated October 1, 2007 (filed as Exhibit 10(g) to Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated herein by reference).*
10(i)	Cerner Corporation 2001 Associate Stock Purchase Plan (filed as Annex II to Registrant's 2001 Proxy Statement and incorporated herein by reference).*
10(j)	Qualified Performance-Based Compensation Plan dated December 3, 2007 (filed as Exhibit 10(i) to the Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated herein by reference).*
10(k)	Form of 2008 Executive Performance Agreement (filed as Exhibit 99.1 to Registrant's Form 8-K on April 3, 2008 and incorporated herein by reference).*
10(l)	Cerner Corporation Executive Deferred Compensation Plan as Amended & Restated dated January 1, 2008 (filed as Exhibit 10(k) to Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated herein by reference).*
10(m)	Cerner Corporation 2005 Enhanced Severance Pay Plan as Amended and Restated dated January 1, 2008 (filed as Exhibit 10(l) to Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated herein by reference).*
10(n)	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Agreement (filed as Exhibit 10(v) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 and incorporated herein by reference).*
10(o)	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Grant Certificate (filed as Exhibit 10(a) to Registrant's Quarterly Report on Form 10-Q for the quarter ended October 1, 2005 and incorporated herein by reference).*
10(p)	Cerner Corporation 2001 Long-Term Incentive Plan F Nonqualified Stock Option Director Agreement (filed as Exhibit 10(x) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 and incorporated herein by reference).*
10(q)	Cerner Corporation 2001 Long-Term Incentive Plan F Director Restricted Stock Agreement (filed as Exhibit 10(w) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2005 and incorporated herein by reference).*

10(r)		Cerner Corporation 2004 Long-Term Incentive Plan G Nonqualified Stock Option Grant Certificate. (filed as Exhibit 10(q) to Registrant's Annual Report on Form 10-K for the year ended December 29, 2007 and incorporated herein by reference).*
10(s)		Time Sharing Agreements between the Registrant and Neal L. Patterson and Clifford W. Illig, both dated February 7, 2007 (filed as Exhibits 10.2 and 10.3, respectively, to Registrant's Form 8-K filed on February 9, 2007 and incorporated herein by reference).*
10(t)		Notice of Change of Aircraft Provided Under Time Sharing Agreements from Registrant to Neal L. Patterson and Clifford W. Illig, both notices dated December 23, 2008.*
10(u)		Aircraft Services Agreement between the Registrant's wholly owned subsidiary, Rockcreek Aviation, Inc., and PANDI, Inc., dated February 6, 2007 (filed as Exhibit 10.1 to Registrant's Form 8-K filed on February 9, 2007 and incorporated herein by reference).*
		*Management contracts or compensatory plans or arrangements required to be identified by Item 15(a)(3)
11		Computation of Registrant's Earnings Per Share. (Exhibit omitted. Information contained in notes to consolidated financial statements.)
21		Subsidiaries of Registrant.
23		Consent of Independent Registered Public Accounting Firm.
31.1		Certification of Neal L. Patterson pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2		Certification of Marc G. Naughton pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1		Certification pursuant to 18 U.S.C. Section. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2		Certification pursuant to 18 U.S.C. Section. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Exhibits.

The response to this portion of Item 15 is submitted as a separate section of this report.

(c) Financial Statement Schedules.

The response to this portion of Item 15 is submitted as a separate section of this report.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERNER CORPORATION

Dated: March 2, 2009

By:/s/Neal L. Patterson
Neal L. Patterson
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature and Title	Date
/s/Neal L. Patterson Neal L. Patterson, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 2, 2009
/s/Clifford W. Illig Clifford W. Illig, Vice Chairman and Director	March 2, 2009
/s/Marc G. Naughton Marc G. Naughton, Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 2, 2009
/s/Gerald E. Bisbee, Jr. Gerald E. Bisbee, Jr., Ph.D., Director	March 2, 2009
/s/John C. Danforth John C. Danforth, Director	March 2, 2009
/s/Nancy-Ann DeParle Nancy-Ann DeParle, Director	March 2, 2009
/s/Michael E. Herman Michael E. Herman, Director	March 2, 2009
/s/William B. Neaves William B. Neaves, Ph.D., Director	March 2, 2009
/s/William D. Zollars William D. Zollars, Director	March 2, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cerner Corporation:

We have audited the internal control over financial reporting of Cerner Corporation as of January 3, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cerner Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting, appearing in Item 9.A. Controls and Procedures. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cerner Corporation maintained, in all material respects, effective internal control over financial reporting as of January 3, 2009, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cerner Corporation and subsidiaries as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operating earnings, changes in equity, and cash flows for each of the years in the three-year period ended January 3, 2009, and our report dated March 2, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG LLP

Kansas City, Missouri

March 2, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cerner Corporation:

We have audited the accompanying consolidated balance sheets of Cerner Corporation and subsidiaries (the Corporation) as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operating earnings, changes in equity, and cash flows for each of the years in the three-year period ended January 3, 2009. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of January 3, 2009 and December 29, 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended January 3, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of January 3, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2009 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

/s/KPMG LLP

Kansas City, Missouri

March 2, 2009

Management's Report

The management of Cerner Corporation is responsible for the consolidated financial statements and all other information presented in this report. The financial statements have been prepared in conformity with U.S. generally accepted accounting principles appropriate to the circumstances, and, therefore, included in the financial statements are certain amounts based on management's informed estimates and judgments. Other financial information in this report is consistent with that in the consolidated financial statements. The consolidated financial statements have been audited by Cerner Corporation's independent registered public accountants and have been reviewed by the Audit Committee of the Board of Directors.

CONSOLIDATED BALANCE SHEETS

January 3, 2009 and December 29, 2007

(In thousands, except share data)	2008	2007
Assets		
Current Assets:		
Cash and cash equivalents	$ 270,494	$ 182,914
Short-term investments	38,400	161,600
Receivables, net	468,928	391,060
Inventory	10,096	10,744
Prepaid expenses and other	69,553	61,878
Deferred income taxes	1,402	10,368
Total current assets	858,873	818,564
Property and equipment, net	483,399	462,839
Software development costs, net	218,811	200,380
Goodwill	146,666	143,924
Intangible assets, net	51,925	46,854
Long-term investments	105,300	-
Other assets	16,014	17,395
Total assets	$ 1,880,988	$ 1,689,956
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 93,667	$ 79,812
Current installments of long-term debt	30,116	14,260
Deferred revenue	107,554	98,802
Accrued payroll and tax withholdings	67,266	65,011
Other accrued expenses	42,620	30,238
Total current liabilities	341,223	288,123
Long-term debt	111,370	177,606
Deferred income taxes and other liabilities	100,546	68,738
Deferred revenue	15,554	21,775
Minority owners' equity interest in subsidiary	1,286	1,286
Stockholders' Equity:		
Common stock, $.01 par value, 150,000,000 shares authorized, 81,043,345 shares issued at January 3, 2009 and 80,147,955 issued at December 29, 2007	810	801
Additional paid-in capital	491,080	451,876
Retained earnings	860,098	671,440
Treasury Stock	(28,002)	-
Accumulated other comprehensive income (loss), net	(12,977)	8,311
Total stockholders' equity	1,311,009	1,132,428
Commitments		
Total liabilities and stockholders' equity	$ 1,880,988	$ 1,689,956

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended January 3, 2009, December 29, 2007 and December 30, 2006

(In thousands, except per share data)	2008	2007	2006
Revenues:			
System sales	$ 522,373	$ 500,319	$ 505,743
Support, maintenance and services	1,115,896	982,780	833,244
Reimbursed travel	37,759	36,778	39,051
Total revenues	1,676,028	1,519,877	1,378,038
Costs and expenses:			
Cost of system sales	197,150	181,744	194,646
Cost of support, maintenance and services	61,154	61,588	57,273
Cost of reimbursed travel	37,759	36,778	39,051
Sales and client service	715,512	657,956	578,050
Software development *(Includes amortization of software development costs of $51,132, $53,475 and $45,750, respectively.)*	272,519	270,576	246,970
General and administrative	113,049	107,152	95,881
Total costs and expenses	1,397,143	1,315,794	1,211,871
Operating earnings	278,885	204,083	166,167
Other income (expense):			
Interest income (expense), net	3,056	1,269	(697)
Other income (expense), net	(510)	(1,385)	2,074
Total other income (expense), net	2,546	(116)	1,377
Earnings before income taxes	281,431	203,967	167,544
Income taxes	(92,773)	(76,842)	(57,653)
Net earnings	$ 188,658	$ 127,125	$ 109,891
Basic earnings per share	$ 2.34	$ 1.60	$ 1.41
Diluted earnings per share	$ 2.26	$ 1.53	$ 1.34

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended January 3, 2009, December 29, 2007 and December 30, 2006

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock Amount	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance at December 31, 2005	77,011	$ 770	$ 325,134	$ 434,424	$ -	$ 4,367	
Exercise of options	1,381	14	21,333	-	-	-	
Employee stock option compensation expense	-	-	19,746	-	-	-	
Third party warrants	-	-	1,010	-	-	-	
Employee stock option compensation excess tax benefit	-	-	9,372	-	-	-	
Foreign currency translation adjustments and other	-	-	-	-	-	(3,767)	$ (3,767)
Net earnings	-	-	-	109,891	-	-	109,891
Comprehensive Income							$ 106,124
Balance at December 30, 2006	78,392	$ 784	$ 376,595	$ 544,315	$ -	$ 600	
Exercise of options	1,756	17	29,068	-	-	-	
Employee stock option compensation expense	-	-	16,348	-	-	-	
Employee stock option compensation excess tax benefit	-	-	29,865	-	-	-	
Foreign currency translation adjustments and other	-	-	-	-	-	7,711	$ 7,711
Net earnings	-	-	-	127,125	-	-	127,125
Comprehensive Income							$ 134,836
Balance at December 29, 2007	80,148	$ 801	$ 451,876	$ 671,440	$ -	$ 8,311	
Exercise of options	895	9	15,250	-	-	-	
Employee stock option compensation expense	-	-	14,788	-	-	-	
Employee stock option compensation excess tax benefit	-	-	9,166	-	-	-	
Purchase of treasury shares	-	-	-	-	(28,002)	-	
Foreign currency translation adjustments and other	-	-	-	-	-	(21,288)	$ (21,288)
Net earnings	-	-	-	188,658	-	-	188,658
Comprehensive Income							$ 167,370
Balance at January 3, 2009	81,043	$ 810	$ 491,080	$ 860,098	$ (28,002)	$ (12,977)	

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended January 3, 2009, December 29, 2007 and December 30, 2006

(In thousands)	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 188,658	$ 127,125	$ 109,891
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	170,466	152,817	125,254
Share-based compensation expense	14,683	16,189	19,021
Provision for deferred income taxes	(2,521)	(4,496)	2,503
Income tax benefits related to stock option exercises	10,001	29,865	7,923
Excess tax benefits from share based compensation	(9,166)	(30,357)	(7,068)
Changes in assets and liabilities (net of businesses acquired):			
Receivables, net	(108,072)	(22,802)	(38,918)
Inventory	(2,542)	5,435	(8,405)
Prepaid expenses and other	(11,735)	5,752	(22,008)
Accounts payable	2,320	1,768	14,465
Accrued income taxes	21,992	(4,744)	8,900
Deferred revenue	8,345	10,993	12,002
Other accrued liabilities	(627)	(12,980)	9,158
Total adjustments	93,144	147,440	122,827
Net cash provided by operating activities	281,802	274,565	232,718
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of capital equipment	(89,904)	(105,678)	(70,299)
Purchase of land, buildings and improvements	(18,195)	(75,045)	(61,179)
Purchase of other intangibles	(4,201)	(3,542)	(254)
Acquisition of businesses, net of cash acquired	(5,719)	(24,061)	(13,731)
Purchases of investments	(488,761)	(495,508)	(306,653)
Maturities of investments	506,271	482,231	335,775
Capitalized software development costs	(70,098)	(66,063)	(61,223)
Net cash used in investing activities	(170,607)	(287,666)	(177,544)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sale of future receivables	7,135	-	137
Proceeds from revolving line of credit and long-term debt	44,500	40,000	-
Repayment of revolving line of credit and long-term debt	(59,817)	(62,359)	(30,783)
Proceeds from third party warrants	-	-	1,010
Proceeds from excess tax benefits from share based compensation	9,166	30,357	7,068
Proceeds from exercise of options	15,364	29,085	21,704
Purchase of treasury stock	(28,002)	-	-
Net cash (used in) provided by financing activities	(11,654)	37,083	(865)
Effect of exchange rate changes on cash	(11,961)	(3,613)	(4,821)
Net increase in cash and cash equivalents	87,580	20,369	49,488
Cash and cash equivalents at beginning of period	182,914	162,545	113,057
Cash and cash equivalents at end of period	$ 270,494	$ 182,914	$ 162,545
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 10,512	$ 12,024	$ 12,568
Income taxes, net of refund	56,066	54,301	27,847
Non-cash changes resulting from acquisitions:			
Increase in accounts receivable	-	930	618
Increase in property and equipment, net	-	391	205
Increase in goodwill and intangibles	4,025	23,368	13,599
Increase in deferred revenue	(25)	(476)	(150)
Increase in long term debt	-	-	(27)
Decrease in other working capital components	-	(152)	(514)
Total	$ 4,000	$ 24,061	$ 13,731

See notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Cerner Corporation and its wholly-owned subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

(b) Nature of Operations

The Company designs, develops, markets, installs, hosts and supports software information technology, healthcare devices and content solutions for healthcare organizations and consumers. The Company also provides a wide range of value-added services, including implementing solutions as individual, combined or enterprise-wide systems; hosting solutions in its data center; and clinical process optimization services. Furthermore, the Company provides fully-automated on-site employer health clinics and third party administrator health plan services for employers.

(c) Revenue Recognition

Revenues are derived primarily from the licensing of clinical, financial and administrative information systems and solutions. The components of the system sales revenues are the licensing of computer software, deployment period upgrades, installation, content subscriptions, transaction processing and the sale of computer hardware and sublicensed software. The components of support, maintenance and service revenues are software support and hardware maintenance, remote hosting and managed services, training, consulting and implementation services. For arrangements that include both product and services which are accounted for under SOP 81-1 and also include support services (PCS) for which vendor-specific objective evidence of fair value (VSOE) of PCS does not exist such that a zero margin approach is used to recognize revenue, the Company classifies revenue under such arrangements as either systems sales or support, maintenance and services based on the nature of costs incurred. For similar arrangements for which VSOE of PCS exists, PCS is separated from the arrangement based on VSOE and the residual amount is allocated to the software and services accounted for on a combined basis under SOP 81-1. For these arrangements, the service component of the SOP 81-1 deliverable is classified as service revenue based on the VSOE of the services as if provided on a stand-alone basis and the residual is classified as systems sales revenue. For the years ended January 3, 2009, December 29, 2007 and December 30, 2006, approximately $26,700,000, $20,000,000 and $16,000,000, respectively, of revenue were included in system sales and approximately $86,600,000, $95,000,000 and $55,000,000, respectively, of revenue were included in support, maintenance, and services for such arrangements. The Company provides several models for the procurement of its clinical, financial and administrative information systems. The predominant method is a perpetual software license agreement, project-related installation services, implementation and consulting services, software support and either remote hosting services or computer hardware and sublicensed software.

The Company recognizes revenue in accordance with the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended by SOP 98-4, SOP 98-9 and clarified by Staff Accounting Bulletin's (SAB) No. 104 "Revenue Recognition" and Emerging Issues Task Force Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple-elements to be allocated to each element based on the relative fair values of those elements if fair values exist for all elements of the arrangement. Pursuant to SOP 98-9, the Company recognizes revenue from multiple-element software arrangements using the residual method. Under the residual method, revenue is recognized in a multiple-element arrangement when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement (i.e. professional services, software support, hardware maintenance, remote hosting services, hardware and sublicensed software), but does not exist for one or more of the delivered elements in the arrangement (i.e. software solutions including project-related installation services). The Company allocates revenue to each undelivered element in a multiple-element arrangement based on the element's respective fair value, with the fair value determined by the price charged when that element is sold separately. Specifically, the Company determines the fair value of the software support and maintenance, hardware and sublicensed software support, remote hosting and subscriptions portions of the arrangement based on the substantive renewal price for these services charged to clients; professional services (including training and consulting) portion of the arrangement, other than installation services, based on hourly rates which the Company charges for these services when sold apart from a software license; and, the hardware and sublicensed software, based on the prices for these elements when they are sold separately from the software. The residual amount of the fee after allocating revenue to the fair value of the undelivered elements is attributed to the software solution, including project-related installation services. If evidence of the fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue under the arrangement is deferred until these elements have been delivered or objective evidence can be established.

The Company provides project-related installation services, which include project-scoping services, conducting pre-installation audits and creating initial environments. Because installation services are deemed to be essential to the functionality of the software, the Company recognizes the software license and installation services fees over the software installation period using the percentage of completion method pursuant to Statement of Position 81-1 (SOP 81-1), *Accounting for Performance of Construction-Type and Certain Production-Type Contracts,* as prescribed by SOP 97-2. The Company measures the percentage of completion based on output measures which reflect direct labor hours incurred, beginning at software delivery and culminating at completion of installation. The installation services process length is dependent upon client specific factors and generally occurs in the same period the contracts are executed but can extend up to one year.

The Company also provides implementation and consulting services, which include consulting activities that fall outside of the scope of the standard installation services. These services vary depending on the scope and complexity requested by the client. Examples of such services may include additional database consulting, system configuration, project management, testing assistance, network consulting, post conversion review and application management services. Implementation and consulting services generally are not deemed to be essential to the functionality of the software, and thus do not impact the timing of the software license recognition, unless software license fees are tied to implementation milestones. In those instances, the portion of the software license fee tied to implementation milestones is deferred until the related milestone is accomplished and related fees become billable and non-forfeitable. Implementation fees are recognized over the service period, which may extend from nine months to three years for multi-phased projects.

Remote hosting and managed services are marketed under long-term arrangements generally over periods of five to 10 years. These services are typically provided to clients that have acquired a perpetual license for licensed software and have contracted with the Company to host the software in its data center. Under these arrangements, the client generally has the contractual right to take possession of the licensed software at any time during the hosting period without significant penalty and it is feasible for the client to either run the software on its own equipment or contract with another party unrelated to the Company to host the software. These services are not deemed to be essential to the functionality of the licensed software or other elements of the arrangement and as such, the Company accounts for these arrangements under SOP 97-2, as prescribed by EITF Issue No. 00-3, *"Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware"*. For those arrangements where the client does not have the contractual right or the ability to take possession of the software at any time, the Company accounts for the arrangement as a service contract and thereby recognizes revenues for the arrangement over the hosting service period. The hosting and managed services are recognized as the services are performed.

The Company also offers its solutions on an application service provider ("ASP") model, making available time based licenses for the Company's software functionality and providing the software solutions on a remote processing basis from the Company's data centers. The data centers provide system and administrative support as well as processing services. Revenue on software and services provided on an ASP or term license basis is combined and recognized on a monthly basis over the term of the contract. The Company capitalizes related direct costs consisting of third party costs and direct software installation and implementation costs associated with the initial set up of the client on the ASP service. These costs are amortized over the term of the arrangement.

Software support fees are marketed under annual and multi-year arrangements and are recognized as revenue ratably over the contracted support term. Hardware and sublicensed software maintenance revenues are recognized ratably over the contracted maintenance term.

Subscription and content fees are generally marketed under annual and multi-year agreements and are recognized ratably over the contracted terms.

Hardware and sublicensed software sales are generally recognized when delivered to the client, assuming title and risk of loss have transferred to the client.

Where the Company has contractually agreed to develop new or customized software code for a client as a single element arrangement, the Company utilizes percentage of completion accounting, labor-hours method, in accordance with SOP 81-1.

In England, the Company has contracted with third parties to customize software and provide implementation and support services under long term arrangements (nine years). Prior to 2008 the Company accounted for the arrangements as single units of accounting under SOP 81-1 because the arrangements require customization and development of software, and fair value for the support services had not been established. Also prior to 2008 the Company believed it was reasonably assured that no loss would be incurred under these arrangements and therefore it utilized the zero margin approach of applying percentage-of-completion accounting. During 2008 the Company established fair value of the undelivered elements of the arrangement that are not subject to percentage of completion accounting. Also, during the fourth quarter of 2008 the Company realized a significant milestone in London which significantly enhances the Company's ability to reliably estimate work effort for the remainder of the contract and estimate a minimum level of profit on the arrangement. These events, combined with the Company's experience since the contract signed in 2006 and the experience gained in the South, allowed the Company to conclude that reasonably dependable work effort estimates could be produced and allow for margin recognition. As a result, the Company's fourth quarter 2008 revenues included a cumulative catch-up adjustment, resulting from the significant change in accounting estimate, in the amount of $28,640,000 which represents the margin on the contract which had been previously deferred as a result of the zero margin approach of applying percentage of completion accounting. Greater than a majority of the catch-up adjustment revenue was included in support, maintenance and services. The remaining margin attributed to the services subject to SOP 81-1 will be recognized over the remaining service period until the services are complete and amounts allocated to the other support services subject to SOP 97-2 will be recognized over the relevant support periods. The contract expires in 2014.

Deferred revenue is comprised of deferrals for license fees, support, maintenance and other services for which payment has been received and for which the service has not yet been performed and revenue has not been recognized. Long-term deferred revenue at January 3, 2009, represents amounts received from software support and maintenance services to be earned or provided beginning in periods on or after January 4, 2009.

The Company incurs out-of-pocket expenses in connection with its client service activities, primarily travel, which are reimbursed by its clients. The amounts of "out-of-pocket" expenses and equal amounts of related reimbursements were $37,759,000, $36,778,000 and $39,051,000 for the years ended January 3, 2009, December 29, 2007 and December 30, 2006, respectively.

The Company's arrangements with clients typically include an initial payment due upon contract signing and date-based licensed software payment terms and payments based upon delivery for services, hardware and sublicensed software. The Company has periodically provided long-term financing options to creditworthy clients through third party financing institutions and has directly provided extended payment terms to clients from contract date. These extended payment term arrangements typically provide for date based payments over periods ranging from 12 months up to seven years. Pursuant to SOP 97-2, because a significant portion of the fee is due beyond one year, the Company has analyzed its history with these types of arrangements and has concluded that it has a standard business practice of using extended payment term arrangements and a long history of successfully collecting under the original payment terms for arrangements with similar clients, product offerings, and economics without granting concessions. Accordingly, the Company considers the fee to be fixed and determinable in these extended payment term arrangements and, thus, the timing of revenue is not impacted by the existence of extended payments. Some of these payment streams have been assigned on a non-recourse basis to third party financing institutions. The Company accounts for the assignment of these receivables as "true sales" as defined in FASB Statement No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* Provided all revenue recognition criteria have been met, the Company recognizes revenue for these arrangements under its normal revenue recognition criteria, and if appropriate, net of any payment discounts from financing transactions.

The terms of the Company's software license agreements with its clients generally provide for a limited indemnification of such intellectual property against losses, expenses and liabilities arising from third party claims based on alleged infringement by the Company's solutions of an intellectual property right of such third party. The terms of such indemnification often limit the scope of and remedies for such indemnification obligations and generally include a right to replace or modify an infringing solution. To date, the Company has not had to reimburse any of its clients for any losses related to these indemnification provisions pertaining to third party intellectual property infringement claims. For several reasons, including the lack of prior indemnification claims and the lack of a monetary liability limit for certain infringement cases under the terms of the corresponding agreements with its clients, the Company cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

(d) Fiscal Year

The Company's fiscal year ends on the Saturday closest to December 31. Fiscal year 2008 consisted of 53 weeks and fiscal years 2007 and 2006 consisted of 52 weeks each. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

(e) Software Development Costs

Costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a detailed program design. Thereafter, all software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized based on current and expected future revenue for each software solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the solution. The Company is amortizing capitalized costs over five years. During 2008, 2007 and 2006, the Company capitalized $69,981,000, $65,985,000 and $60,943,000, respectively, of total software development costs of $291,368,000, $283,086,000 and $262,163,000, respectively. Amortization expense of capitalized software development costs in 2008, 2007 and 2006 was $51,132,000, $53,475,000 and $45,750,000, respectively, and accumulated amortization was $410,407,000, $356,485,000 and $303,010,000, respectively. Included in 2007 total software development costs is $8.6 million of research and development activities for the *RxStation* medical dispensing devices. $3.4 million of this amount recorded in 2007 is related to periods prior to 2007 and is immaterial to both 2007 and the prior periods to which it relates.

(f) Cash Equivalents

Cash equivalents consist of short-term marketable securities with original maturities less than 90 days.

(g) Short-term Investments

The Company's short-term investments are primarily invested in commercial paper. Refer to Note (6) and Note (7) for a comprehensive description of these assets and their value.

(h) Long-term Investments

The Company's long-term investments are primarily invested in auction rate securities. Refer to Note (6) and Note (7) for a comprehensive description of these assets and their value.

(i) Inventory

Inventory consists primarily of computer hardware, sublicensed software held for resale and *RxStation* medication dispensing units. Inventory is recorded at the lower of cost (first-in, first-out) or market.

(j) Property and Equipment

Property, equipment and leasehold improvements are stated at cost. Depreciation of property and equipment is computed using the straight-line method over periods of two to 50 years. Amortization of leasehold improvements is computed using a straight-line method over the shorter of the lease terms or the useful lives, which range from periods of two to 15 years.

(k) Earnings per Common Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. A reconciliation of the numerators and the denominators of the basic and diluted per-share computations are as follows:

	2008			2007			2006		
(In thousands, except per share data)	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic earnings per share:									
Income available to common stockholders	$ 188,658	80,549	$ 2.34	$ 127,125	79,395	$ 1.60	$ 109,891	77,691	$ 1.41
Effect of dilutive securities:									
Stock options	-	2,886		-	3,823		-	4,032	
Diluted earnings per share:									
Income available to common stockholders including assumed conversions	$ 188,658	83,435	$ 2.26	$ 127,125	83,218	$ 1.53	$ 109,891	81,723	$ 1.34

Options to purchase 2,336,000, 1,081,000 and 1,121,000 shares of common stock at per share prices ranging from $33.63 to $136.86, $40.84 to $136.86 and $33.86 to $136.86, were outstanding at the end of 2008, 2007 and 2006, respectively, but were not included in the computation of diluted earnings per share because they were antidilutive.

(l) Foreign Currency

Assets and liabilities of non-U.S. subsidiaries whose functional currency is the local currency are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at average exchange rates during the year. The net exchange differences resulting from these translations are reported in accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. The net gain resulting from foreign currency transactions is included in general and administrative expenses in the consolidated statements of operations and amounted to $9,858,000, $3,691,000 and $3,764,000 in 2008, 2007 and 2006, respectively.

(m) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(n) Goodwill and Other Intangible Assets

The Company accounts for goodwill under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." As a result, goodwill and intangible assets with indefinite lives are not amortized but are evaluated for impairment annually or whenever there is an impairment indicator. All goodwill is assigned to a reporting unit, which are the same as our operating segments (Domestic & Global), where it is subject to an impairment test based on fair value. The Company assesses its goodwill for impairment in the second quarter of its fiscal year. There was no impairment of goodwill in 2008 and 2007. The Company used a discounted cash flow analysis to determine the fair value of the reporting units for all periods tested. The Company evaluated for potential interim impairment indicators in 2007 and 2008, and there were no indicators that suggested goodwill was impaired on an interim basis. The Company's intangible assets, other than goodwill or intangible assets with indefinite lives, are all subject to amortization, are amortized on a straight-line basis, and are summarized as follows:

	Weighted-Average Amortization Period (Yrs)	January 3, 2009 Gross Carrying Amount	January 3, 2009 Accumulated Amortization	December 29, 2007 Gross Carrying Amount	December 29, 2007 Accumulated Amortization
		(In thousands)			
Purchased software	5.0	$ 83,302	$ 53,233	$ 59,775	$ 44,557
Customer lists	5.0	55,553	40,604	55,384	30,236
Patents	17.0	7,491	1,275	6,826	1,244
Non-compete agreements	3.0	2,011	1,320	1,824	918
Total	5.58	$ 148,357	$ 96,432	$ 123,809	$ 76,955

Amortization expense was $19,966,000, $19,674,000 and $16,842,000 for the years ended 2008, 2007, and 2006, respectively.

Estimated aggregate amortization expense for each of the next five years is as follows:

(In thousands)		
For year ended:	2009	$ 19,885
	2010	8,949
	2011	7,027
	2012	3,905
	2013	2,169

The changes in the carrying amount of goodwill for the 12 months ended January 3, 2009 are as follows:

(In thousands)	
Balance as of December 29, 2007	$ 143,924
Goodwill acquired	2,392
Foreign currency translation adjustment and other	350
Balance as of January 3, 2009	$ 146,666

At January 3, 2009 and December 29, 2007, goodwill of $126,933,000 and $125,516,000 has been allocated to the Domestic segment respectively. The 2008 and 2007 amounts of goodwill allocated to the global segment were $19,733,000 and $18,408,000, respectively.

(o) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(p) Concentrations

Substantially all of the Company's cash and cash equivalents and short-term investments are held at three major U.S. financial institutions. The majority of the Company's cash equivalents consist of money market funds. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Substantially all of the Company's clients are integrated delivery networks, physicians, hospitals and other healthcare related organizations. If significant adverse macro-economic factors were to impact these organizations it could materially adversely affect the Company. The Company's access to certain software and hardware components is dependent upon single and sole source suppliers. The inability of any supplier to fulfill supply requirements of the Company could affect future results.

During the second quarter, Fujitsu Services Limited's contract as the prime contractor in the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in the Southern region of England was terminated. This had the effect of automatically terminating the Company's subcontract for the project. At January 3, 2009, more than ten percent of total net receivables represent accounts receivable and contracts receivable related to that subcontract. The Company and Fujitsu are in dispute regarding the receivables and are working to resolve these issues based on processes provided for in the contract. While uncertainties exist related to the ultimate collectability of the receivables, management believes that it has valid and equitable grounds for recovery of such amounts and that collection of recorded amounts are probable.

(q) Accounting for Share-based payments

The Company follows SFAS No. 123(R), *"Share-Based Payments"* to account for share-based awards. SFAS No. 123R addresses the accounting for share-based payment transactions with employees and other third parties and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of earnings. Refer to Note (9) for a detailed discussion of share-based payments.

(r) Reclassifications

Certain prior year amounts in our consolidated financial statements have been reclassified to conform to the current year presentation.

(s) Derivative Instruments and Hedging Activities

The Company follows Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Investments and Hedging Activities," as amended, to account for its derivative and hedging activities.

The Company has issued foreign-denominated debt to manage its foreign currency exposure related to its net investment in its subsidiary in England. Beginning in 2006, at the beginning of each quarterly period, the Company designated a portion (between £60 million and £63 million during the year) of its debt (£65 million), which is denominated in Great Britain Pounds, to hedge its net investment in a subsidiary in England. During 2007 and 2008 the Company designated all £65 million of its debt that is denominated in Great Britain Pounds. For the year ended January 3, 2009, approximately $22 million, net of approximately $13 million of tax, of decreases in the debt related to changes in the foreign currency exchange rate were included in accumulated other comprehensive income. For the year ended December 29, 2007 approximately $1.5 million, net of approximately $1 million of tax, of increases in the debt related to changes in the foreign currency exchange rate were included in accumulated other comprehensive income.

(t) Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements." This statement establishes a single authoritative definition of fair value when accounting rules require the use of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2. This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities within the scope of the FSP. The Company adopted SFAS 157 for fair value measurement outside of the scope of FSP No. FAS 157-2 on December 30, 2007. On October 10, 2008, the FASB issued FSP No. FAS 157-3 that clarifies the application of SFAS 157 in a market that is not active. FSP No. FAS 157-3 is effective for all periods presented in accordance with SFAS 157 and the Company has considered the guidance with respect to the valuation of its financial assets and their designation within the fair value hierarchy. The Company was required to fully adopt SFAS 157 as of the first day of the 2009 fiscal year and does not expect its adoption to have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (SFAS 141(R)) which replaces SFAS 141 and supersedes FIN 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". SFAS 141(R) establishes guidelines for how an acquirer measures and recognizes the identifiable assets, goodwill, noncontrolling interest, and liabilities assumed in a business combination. Additionally, SFAS 141(R) outlines the disclosures necessary to allow financial statement users to assess the impact of the acquisition. The Company is currently assessing the impact of adoption of SFAS 141(R), which will depend on future acquisition activity, and will be required to adopt SFAS 141(R) prospectively for business combinations occurring on or after the first day of the 2009 fiscal year.

Also in December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS 160), "Noncontrolling Interests in Consolidated Financial Statements", which amends ARB No. 51. SFAS 160 guides that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements, and that net income should be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The Company is currently assessing the impact of adoption of SFAS 160 on its results of operations and its financial position, both of which are expected to be immaterial, and was required to adopt SFAS 160 as of the first day of the 2009 fiscal year.

In March 2008, the FASB issued Statement of Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133." SFAS 161 requires enhanced disclosures about the uses of derivative instruments and hedging activities, how these activities are accounted for, and their respective impact on an entity's financial position, financial performance, and cash flows. The Company is currently assessing the impact of adoption of SFAS 161 on its results of operations and its financial position, which is expected to be immaterial, and was required to adopt SFAS 161 as of the first day of the 2009 fiscal year.

(2) Business Acquisitions

During the three years ended January 3, 2009, the Company completed three acquisitions, which were accounted for under the purchase method of accounting. The results of each acquisition are included in the Company's consolidated statements of operations from the date of each acquisition. Below is a description of the acquisitions.

On August 1, 2008, the Company completed the purchase of LingoLogix, Inc. ("LingoLogix"), for $4,000,000. LingoLogix was a provider of software used for computer automated coding technology. The acquisition of LingoLogix has enhanced the Company's revenue cycling offerings as the solutions can be used in both inpatient and outpatient environments to improve physician workflow and drive more accurate and efficient reimbursement through automated coding. The operating results of LingoLogix were combined with those of the Company subsequent to the purchase date of August 1, 2008. The allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired and liabilities assumed resulted in goodwill of $1,253,000 and $4,053,000 in intangible assets. The intangible assets are being amortized over 5 years. The goodwill was allocated to the reporting unit. Pro-forma results of operations have not been presented because the effect of this acquisition was not material to the Company.

On February 22, 2007, the Company completed the purchase of assets of Etreby Computer Company, Inc. ("Etreby"), for $25,120,000, which was reduced by $1,588,000 for a working capital adjustment in the second quarter of 2007. Etreby was a software provider of retail pharmacy management systems. The acquisition of Etreby's assets has expanded the Company's pharmacy systems portfolio. The operating results of Etreby were combined with those of the Company subsequent to the purchase date of February 22, 2007. The allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired and liabilities assumed resulted in goodwill of $12,676,000 and $10,181,000 in intangible assets. The intangible assets are being amortized over five years. The goodwill was allocated to the reporting unit and is expected to be deductible for tax purposes. Pro-forma results of operations have not been presented because the effect of this acquisition was not material to the Company.

On July 5, 2006, the Company completed the purchase of Galt Associates, Inc., now known as Cerner Galt, Inc. ("Galt") for $13,766,000, net of cash acquired. Galt is a provider of safety and risk management solutions for pharmaceutical, medical device and biotechnology companies. The acquisition of Galt has enhanced the Company's LifeSciences portfolio by adding solutions and services that use medical event data to monitor and manage the safety and effectiveness of various therapies. The allocation of the purchase price to the estimated fair values of the identified tangible and intangible assets acquired and liabilities assumed, resulted in goodwill of $9,298,000 and $4,266,000 in intangible assets. The intangible assets are being amortized over periods between two and five years. The goodwill was allocated to the reporting unit.

All of the goodwill for the above acquisitions has been allocated to the Company's Domestic operating segment.

A summary of the Company's purchase acquisitions for the three years ended January 3, 2009, is included in the following table:

(In millions)	Date	Consideration	Goodwill	(Tax Basis)	Intangibles	Developed Technology	Form of Consideration
Fiscal Year 2008 Acquisition							
Name: LingoLogix, Inc. **Description of Business:** Computer Automated Coding Technology **Reason for Acquisition:** Integrate technology into *Cerner Millennium*	8/08	$4.0	$1.3	$ -	$0.5	$3.6	$4.0 cash
Fiscal Year 2007 Acquisition							
Name: Etreby Computer Company, Inc. **Description of Business:** Software provider of retail pharmacy management systems **Reason for Acquisition:** Integrate technology into *Cerner Millennium*	2/07	$23.5	$12.7	($12.7)	$8.3	$1.9	$23.5 cash
Fiscal Year 2006 Acquisition							
Name: Galt Associates, Inc. **Description of Business:** Safety and risk management software for pharmaceutical, medical device and biotechnology companies **Reason for Acquisition:** Integrate technology into *Cerner Millennium*	7/06	$13.7	$9.3	$ -	$2.7	$1.6	$13.7 cash

Amounts allocated to intangibles are amortized on a straight-line basis over three to 17 years. Amounts allocated to software are amortized based on current and expected future revenues for each solution with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the solution.

(a) The assets and liabilities of the acquired companies at the date of acquisition are as follows:

(In thousands)	LingoLogix, Inc.	Etreby Computer Company, Inc.	Galt Associates, Inc.
Current assets	$ -	$ 1,002	$ 751
Total assets	5,306	24,280	15,372
Current liabilities	25	748	1,606
Total liabilities	1,306	748	1,606

(3) Receivables

Receivables consist of accounts receivable and contracts receivable. Accounts receivable represent recorded revenues that have been billed. Contracts receivable represent recorded revenues that are billable by the Company at future dates under the terms of a contract with a client. Billings and other consideration received on contracts in excess of related revenues recognized are recorded as deferred revenue. Substantially all receivables are derived from sales and related support and maintenance and professional services of the Company's clinical, administrative and financial information systems and solutions to healthcare providers located throughout the United States and in certain non-U.S. countries. A summary of receivables is as follows:

(In thousands)	January 3, 2009		December 29, 2007	
Accounts receivable, net of allowance	$	327,914	$	261,456
Contracts receivable		141,014		129,604
Total receivables, net	$	468,928	$	391,060

The Company performs ongoing credit evaluations of its clients and generally does not require collateral from its clients. The Company provides an allowance for estimated uncollectible accounts based on specific identification, historical experience and management's judgment. At the end of 2008 and 2007 the allowance for estimated uncollectible accounts was $18,149,000 and $15,469,000, respectively.

During the second quarter, Fujitsu Services Limited's contract as the prime contractor in the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in the Southern region of England was terminated. This had the effect of automatically terminating the Company's subcontract for the project. At January 3, 2009, more than ten percent of total net receivables represent accounts receivable and contracts receivable related to that subcontract. The Company and Fujitsu are in dispute regarding the receivables and are working to resolve these issues based on processes provided for in the contract. While uncertainties exist related to the ultimate collectability of the receivables, management believes that it has valid and equitable grounds for recovery of such amounts and that collection of recorded amounts are probable.

During 2008 and 2007, the Company received total client cash collections of $1,729,526,000 and $1,646,584,000, respectively, of which $89,881,000 and $88,286,000 were received from third party arrangements with non-recourse payment assignments.

(4) Property and Equipment

A summary of property, equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization, is as follows:

(In thousands)	Depreciable Lives (Yrs)	January 3, 2009		December 29, 2007	
Furniture and fixtures	5 - 12	$	58,334	$	55,016
Computer and communications equipment	2 - 5		513,652		422,716
Leasehold improvements	2 - 15		135,792		123,799
Capital lease equipment	3 - 5		16,797		17,416
Land, buildings and improvements	12 - 50		177,596		176,216
Other equipment	5 - 20		2,983		983
			905,154		796,146
Less accumulated depreciation and amortization			421,755		333,307
Total property and equipment, net		$	483,399	$	462,839

Depreciation expense for the years ended January 3, 2009, December 29, 2007, and December 30, 2006 was $96,739,000, $80,020,000, and $61,380,000, respectively.

(5) Indebtedness

The following is a summary of indebtedness outstanding:

(in thousands)	1/3/09	12/29/07
Note Agreement, 5.54%	$ 94,556	$ 129,779
Senior Notes, Series A, 5.57%	-	7,000
Senior Notes, Series B, 6.42%	39,000	39,000
Senior Notes, Series B, 7.66%	6,667	13,333
Other Obligations	1,263	2,754
	141,486	191,866
Less: Current Portion	(30,116)	(14,260)
	$ 111,370	$ 177,606

In November 2005, the Company completed a £65,000,000 ($94,556,000 at January 3, 2009) private placement of debt at 5.54% pursuant to a Note Agreement. The Note Agreement is payable in seven equal annual installments beginning in November 2009. The proceeds were used to repay the outstanding amount under the Company's credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at January 3, 2009.

In December 2002, the Company completed a $60,000,000 private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $21,000,000 principal amount at 5.57% were paid in full in 2008. The Series B Senior notes, with a $39,000,000 principal amount at 6.42%, are payable in four equal annual installments beginning December 2009. The proceeds were used to repay the outstanding amount under the Company's credit facility and for general corporate purposes. The Note Agreement contains certain net worth and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at January 3, 2009.

In May 2002, the Company expanded its credit facility by entering into an unsecured credit agreement with a group of banks led by US Bank. This agreement was amended and restated on November 30, 2006 and provides for a current revolving line of credit for working capital purposes. The current revolving line of credit is unsecured and requires monthly payments of interest only. Interest is payable at the Company's option at a rate based on prime (3.25% at January 3, 2009) or LIBOR (1.41% at January 3, 2009) plus 1.55%. The interest rate may be reduced by up to 1.15% if certain net worth ratios are maintained. The agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets, and pay dividends. A commitment fee of .2% is payable quarterly based on the usage of the revolving line of credit. The revolving line of credit matures on May 31, 2010. As of January 3, 2009, the Company had no outstanding borrowings under this agreement and had $90,000,000 available for working capital purposes. The Company was in compliance with all covenants at January 3, 2009.

In April 1999, the Company completed a $100,000,000 private placement of debt pursuant to a Note Agreement. The Series A Senior Notes, with a $60,000,000 principal amount at 7.14% were paid in full in 2006. The Series B Senior Notes, with a $40,000,000 principal amount at 7.66%, are payable in six equal annual installments which commenced in April 2004. The proceeds were used to retire the Company's existing $30,000,000 of debt, and the remaining funds were used for capital improvements and to strengthen the Company's cash position. The Note Agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at January 3, 2009.

In March 2004, the Company issued a $7,500,000 promissory note to Cedars-Sinai Medical Center of which $2,500,000 was repaid in October 2004. The balance of the note was paid on April 30, 2007.

The Company also has capital lease obligations amounting to $191,000, payable over the next two years.

The aggregate maturities for the Company's long-term debt, including capital lease obligations, are as follows:

(In thousands)		
2009	$	30,116
2010		24,330
2011		23,258
2012		23,258
2013		13,508
2014 and thereafter		27,016
Total maturities	$	141,486

The Company estimates the fair value of its long-term, fixed-rate debt using a discounted cash flow analysis based on the Company's current borrowing rates for debt with similar maturities. The fair value of the Company's long-term debt was approximately $159,349,000 and $173,675,000 at January 3, 2009 and December 29, 2007, respectively.

(6) Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements." This statement establishes a single authoritative definition of fair value to be used when accounting rules require the use of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. On February 12, 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2. This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of the FSP. On October 10, 2008, the FASB issued FSP No. FAS 157-3 that clarifies the application of SFAS 157 in a market that is not active. FSP No. FAS 157-3 is effective for all periods presented in accordance with SFAS 157 and the Company has considered the guidance with respect to the valuation of its financial assets and their designation within the fair value hierarchy.

On December 30, 2007, the Company adopted the provisions of SFAS 157, "Fair Value Measurements" except for portions related to the non-financial assets and liabilities within the scope of the deferral provided by FSP No. FAS 157-2. The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
- Level 3 – Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table details the fair value measurements within the fair value hierarchy of our financial assets:

(In thousands)

		Fair Value Measurements at Reporting Date Using		
Description	January 3, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short term - available-for-sale securities	$ 38,400	$ -	$ 38,400	$ -
Long term - trading securities	85,440	-	-	85,440
Long term - put-like feature	19,860	-	-	19,860
Total	$ 143,700	$ -	$ 38,400	$ 105,300

Short term available-for-sale securities consist of commercial paper on the consolidated balance sheet, whereas long term trading securities represent the value of the Company's investment in auction rate securities. The Company utilizes valuation models with observable market data inputs to estimate the fair value of its commercial paper. Refer to Note (7) for a comprehensive description of these assets.

In February and March 2008, liquidity issues in the global credit markets resulted in the failure of auctions representing all the auction rate securities held by the Company. As a result, at the end of the first quarter of 2008 the Company assessed the decline in fair value of the securities as a temporary impairment.

Based upon the change in the market and unavailability of observable inputs for auction rate securities during the first quarter, the Company changed its valuation methodology to a discounted cash flow model based on various estimates, which changed the input category from level 1 to level 3 (significant unobservable inputs) within the SFAS 157 hierarchy. Included in the inputs are the current coupon rates, the interest rate environment, the credit rating of the issuers, the Federal Family Education Loan Program (FFELP) guarantee, and the insurance issued by monoline insurance companies.

Since the first quarter, overall market conditions have not improved and auctions continue to fail. At January 3, 2009, the Company held auction rate securities with a par value of $105,300,000. The Company's updated valuation model resulted in an estimated fair value of $85,440,000.

In November 2008, the Company entered into an agreement (the "Settlement Agreement") with the investment firm that sold the Company its auction rate securities. Under the terms of the Settlement Agreement, the Company received the right to redeem the securities at par value during a period from June 2010 through June 2012. The right to redeem the securities is being treated similar to a put option, which the Company has elected to measure under the fair value option of Statement of Financial Accounting Standards No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities." The Company's valuation model resulted in an estimated fair value of $19,860,000 for the value of the put-like feature, which was recognized in other income. Consequently, changes in the fair value of the Settlement Agreement will continue to be recorded in income.

Concurrently with the recognition of the put-like feature, the Company transferred the auction rate securities from available-for-sale to trading securities. As a result of the transfer, the Company recognized a pre-tax, other-than-temporary impairment loss of approximately $19,860,000 in other income. As trading securities, changes in the fair value of the investments will continue to be recorded in income. The recording of both the put-like feature and the recognition of the other-than-temporary impairment loss resulted in no impact to the Consolidated Statements of Operating Earnings for the year ended January 3, 2009.

The table below presents the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) as defined in SFAS 157 at January 3, 2009.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
For the Year Ended January 3, 2009

(In thousands)	Auction Rate Securities
Balance at 12/29/2007	$ 160,900
Purchases and settlements (net)	(54,950)
Transferred to Level 3	105,950
Redemptions at par	(650)
Total unrealized losses included in earnings	(19,860)
Recognition of put-like feature	19,860
Balance at 1/3/2009	$ 105,300

The effect of adopting the required portions of SFAS 157 did not have a material impact on the Company's consolidated financial statements. The Company was required to fully adopt SFAS 157 as of the first day of the 2009 fiscal year and does not expect its adoption to have a material impact on the Company's consolidated financial statements. At the end of the 2008 fiscal year, categories where SFAS 157 had not been applied consisted of goodwill and intangible assets.

(7) Marketable Securities

As of January 3, 2009, the Company held investments in commercial paper along with auction rate securities. Commercial paper consists of short-term corporate debt with maturities of less than three months. All of the commercial paper held at January 3, 2009 was rated P1/A1 or higher.

Auction rate securities are debt instruments with long-term nominal maturities, for which the interest rates regularly reset every 7-35 days under an auction system. Because auction rate securities historically re-priced frequently, they traded in the market on par-in, par-out basis. In prior periods, the Company regularly liquidated its investments in these securities for reasons including, among others, changes in the market interest rates and changes in the availability of and the yield on alternative investments. Beginning in February 2008, liquidity issues in the global credit markets resulted in the progressive failure of auctions representing all of the auction rate securities held by the Company, because the amount of securities submitted for sale in those auctions exceeded the amount of bids. To date the Company has collected all interest receivable on our auction rate securities when due and expect to continue to do so in the future; however, the principal associated with failed auctions will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, or final payments come due according to contractual maturities ranging from 13 to 30 years.

In August 2008, the Company's broker agreed to a settlement in principle with the Securities and Exchange Commission, the New York Attorney General and other regulatory agencies to restore liquidity to clients who hold auction rate securities. In November 2008, the Company entered into a Settlement Agreement with its broker. Under the terms of the Settlement Agreement, the Company will have the ability to redeem the securities at par during a period from mid-2010 through mid-2012. Additionally, the Company has the option to obtain a loan, secured by such securities, at no net cost prior to the redemption period.

During the fourth quarter of 2008 and in conjunction with the execution of the Settlement Agreement, the Company transferred the auction rate securities from available-for-sale to trading securities. As trading securities, these investments are carried at fair value with changes recorded through earnings. At January 3, 2009, the Company held auction rate securities with a par value of $105,300,000. In the fourth quarter of 2008 the Company recognized a pre-tax, other-than-temporary impairment loss of $19,860,000 through earnings.

The Settlement Agreement is being accounted for as a put-like feature under the fair value option of SFAS 159. Accordingly, the feature is carried at fair value with changes recorded through earnings. The Company has valued the put-like feature as the difference between the par value of the auction rate securities and the fair value of the securities, discounted by the credit risk of the broker. The loan option was also valued taking into account the settlement discount and credit risk during the time necessary to administer the loan. At January 3, 2009, the Company valued the put-like feature at $19,860,000 which was recognized through earnings. The Company anticipates that any future changes in the fair value of the put-like feature will be substantially offset by changes in the fair value of the related auction rate securities with no material net impact to the Consolidated Statements of Earnings.

All of the auction rate securities that the Company currently holds are A rated or higher and are collateralized by student loan portfolios, the majority of which are backed by the U.S. government through its Federal Family Education Loan Program.

Management regularly reviews investment securities for impairment based on both quantitative and qualitative criteria that include the extent to which cost exceeds fair value, the duration of the market decline, our intent and ability to hold to maturity or until forecasted recovery, and the financial health of and specific prospects for the issuer. Unrealized losses that are other than temporary are recognized in earnings. We do not believe the auction failures will materially impact our ability to fund our working capital needs, capital expenditures or other business requirements.

(8) Interest Income (Expense)

A summary of interest income and expense is as follows:

(In thousands)	2008	2007	2006
Interest income	$ 13,604	$ 13,206	$ 11,877
Interest expense	(10,548)	(11,937)	(12,574)
Interest income (expense), net	$ 3,056	$ 1,269	$ (697)

(9) Stock Options and Equity

At the end of 2008 and 2007, the Company had 1,000,000 shares of authorized but unissued preferred stock, $.01 par value.

As of January 3, 2009, the Company had four fixed stock option and equity plans in effect for associates. The awards granted under these plans qualify for equity classification pursuant to SFAS 123R. Amounts recognized in the consolidated financial statements with respect to these plans are as follows:

(In thousands)	2008	2007	2006
Total cost of share-based payments for the period	$ 15,984	$ 17,334	$ 19,973
Amounts capitalized in software development costs, net of amortization	(840)	(1,145)	(952)
Amounts charged against earnings, before income tax benefit	$ 15,144	$ 16,189	$ 19,021
Amount of related income tax benefit recognized in earnings	$ 5,641	$ 6,030	$ 7,275

During 2008, the Company had two shareholder approved long-term incentive plans from which it could issue grants.

Under the 2001 Long-Term Incentive Plan F, the Company is authorized to grant to associates, directors and consultants 4,000,000 shares of common stock awards taking into account the stock-split effective January 10, 2006. Awards under this plan may consist of stock options, restricted stock and performance shares, as well as other awards such as stock appreciation rights, phantom stock and performance unit awards which may be payable in the form of common stock or cash at the Company's discretion. However, not more than 1,000,000 of such shares will be available for granting any types of grants other than options or stock appreciation rights. Options under Plan F are exercisable at a price not less than fair market value on the date of grant as determined by the Stock Option Committee. Options under this plan typically vest over a period of five years as determined by the Stock Option Committee and are exercisable for periods of up to 25 years.

Under the 2004 Long-Term Incentive Plan G, the Company is authorized to grant to associates and directors 4,000,000 shares of common stock awards taking into account the stock-split effective January 10, 2006. Awards under this plan may consist of stock options, restricted stock and performance shares, as well as other awards such as stock appreciation rights, phantom stock and performance unit awards which may be payable in the form of common stock or cash at the Company's discretion. Options under Plan G are exercisable at a price not less than fair market value on the date of grant as determined by the Stock Option Committee. Options under this plan typically vest over a period of five years as determined by the Stock Option Committee and are exercisable for periods of up to 12 years. In 2007, Long-Term Incentive Plan G was amended to provide the Company the ability to recover fringe benefit tax payments made by the Company on behalf of its associates in India.

The fair market value of each stock option award is estimated on the date of grant using a lattice option-pricing model. In 2006, the Company changed its valuation model from the Black-Scholes option-pricing model to the lattice pricing model because it is believed to provide greater flexibility for valuing the substantive characteristics of employee share instruments, resulting in a more accurate estimate of fair market value. The pricing model requires the use of the following estimates and assumptions:

- Expected volatilities under the lattice model are based on an equal weighting of implied volatilities from traded options on the Company's shares and historical volatility. The Company uses historical data to estimate the stock option exercise and associate departure behavior used in the lattice model; groups of associates (executives and non-executives) that have similar historical behavior are considered separately for valuation purposes.

- The expected term of stock options granted is derived from the output of the lattice model and represents the period of time that stock options granted are expected to be outstanding; the range given below results from certain groups of associates exhibiting different post-vesting behaviors.
- The risk-free rate is based on the zero-coupon U.S. Treasury bond with a term equal to the contractual term of the awards.
- The weighted-average assumptions used to estimate the fair market value of stock options are as follows:

(In thousands)	2008	2007	2006
Expected volatility (%)	45.9 - 52.4	43.1 - 46.1	46.8 - 48.2
Expected term (yrs)	8.4 - 9.7	9.6 - 9.9	8.0 - 8.7
Risk-free rate (%)	4.4	4.6	4.9

A combined summary of the stock option activity of the Company's four fixed stock option and equity plans (Non-Qualified Stock Option Plans D and E were in effect prior to 2005 and some options remain issued and outstanding; however, no new grants were permitted to be issued from Plans D and E after January 1, 2005 pursuant to the terms of the Plans) and other stock options at the end of 2008, 2007 and 2006 are presented below:

	2008			2007			2006		
Options	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at beginning of year	9,145,563	$ 24.94		10,432,448	$ 21.11		11,039,522	$ 18.51	
Granted	1,016,190	42.31		934,280	55.04		1,044,230	42.63	
Exercised	(878,254)	17.37		(1,731,512)	16.80		(1,352,318)	15.78	
Forfeited and Expired	(359,028)	35.03		(489,653)	29.83		(298,986)	24.32	
Outstanding at end of year	8,924,471	$ 27.25	$126,964,993	9,145,563	$ 24.94	$298,744,933	10,432,448	$ 21.11	$177,409,878
Options exercisable at the end of the year	5,865,680	$ 19.54	$116,622,784	5,423,960	$ 17.51	$217,383,381	5,391,750	$ 15.98	$116,135,878

The following tables summarize information about fixed and other stock options outstanding at January 3, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at January 3, 2009	Weighted-Average Remaining Contractual Life (yrs)	Weighted-Average Exercise Price	Number Exercisable at January 3, 2009	Weighted-Average Exercise Price
$ 6.25 - 14.81	2,755,674	6.87	$ 11.45	2,670,106	$ 11.56
15.44 - 26.04	2,337,062	3.86	21.46	2,104,100	21.41
26.05 - 43.51	2,288,724	7.12	36.19	1,020,166	34.67
44.54 - 136.86	1,543,011	8.60	50.99	71,308	46.64
	8,924,471	6.44	27.25	5,865,680	19.54

The weighted-average grant date fair market value of stock options granted during 2008, 2007 and 2006 was $22.99, $29.17 and $19.68, respectively. The total intrinsic value of stock options exercised in 2008 and 2007 was $26,841,000 and $67,336,000, respectively. The Company issues new shares to satisfy option exercises.

Restricted Stock Grants

A summary of the Company's restricted stock grants during 2008, 2007, and 2006 are presented below:

Plan	Shares Granted	Grant Date	Fair Value	Vesting Date	Number of Shares	Recipient
F	15,000	7/6/04	21.16	5/26/05	15,000	BOD
F	5,000	4/4/05	26.19	2/2/06	1,666	BOD
				2/2/07	1,666	
				2/2/08	1,668	
F	25,000	6/3/05	31.41	5/25/06	25,000	BOD
G	5,000	6/3/05	31.41	5/25/06	1,666	BOD
				5/24/07	1,666	
				5/22/08	1,668	
F	5,000	6/13/05	31.79	12/31/06	- *	Associate
F	15,000	5/26/06	36.61	5/24/07	15,000	BOD
F	6,000	7/25/06	38.75	5/24/07	6,000	BOD
F	13,800	5/25/07	57.25	5/22/08	13,800	BOD
G	9,666	12/5/07	58.62	12/5/08	- **	Associate
				12/5/09	-	
				12/5/10	-	
F	19,800	5/23/08	45.91	5/21/09	19,800	BOD

* Grant cancelled on 12/30/2006 due to failure to meet performance criteria.

** Grant cancelled on 5/2/2008 due to retirement of associate.

All grants were valued at the fair market value on the date of grant and vest provided the recipient has continuously served on the Board of Directors through such vesting date or in the case of an associate provided that performance measures are attained. The expense associated with these grants is being recognized over the period from the date of grant to the vesting date. The Company recognized expenses related to the restricted stock of $852,000, $887,000, and $853,000 in 2008, 2007 and 2006, respectively.

Nonvested Shares

A summary of the Company's nonvested restricted stock compensation arrangements granted under all plans as of January 3, 2009 is presented below:

	Nonvested Restricted Stock	
	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 29, 2007	26,802	$ 54.20
Granted	19,800	45.91
Vested	(17,136)	51.71
Forfeited	(9,666)	58.62
Outstanding at January 3, 2009	19,800	45.91

As of January 3, 2009, there was $42,984,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements (including stock option and nonvested share awards) granted under all plans. That cost is expected to be recognized over a weighted-average period of 2.91 years. The total fair market value of shares vested during 2008, 2007 and 2006 was $797,000, $1,380,000 and $1,031,000, respectively.

Associate Stock Purchase Plan

The Company established an Associate Stock Purchase Plan (ASPP) in 2001, which qualifies under Section 423 of the Internal Revenue Code. Each individual employed by the Company and associates of the Company's United States based subsidiaries, except as provided below, are eligible to participate in the Plan ("Participants"). The following individuals are excluded from participation: (a) persons who, as of the beginning of a purchase period under the Plan, have been continuously employed by the Company or its domestic subsidiaries for less than two weeks; (b) persons who, as of the beginning of a purchase period, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Company Common Stock; and, (c) persons who are customarily employed by the Company for less than 20 hours per week or for less than five months in any calendar year. Participants may elect to make contributions from 1% to 20% of compensation to the ASPP, subject to annual limitations determined by the Internal Revenue Service. Participants may purchase Company Common Stock at a 15% discount on the last business day of the purchase period. The purchase of the Company's Common Stock is made through the ASPP on the open market and subsequently reissued to the associates. Under FAS123R, the difference of the open market purchase and the participant's purchase price is being recognized as compensation expense.

Treasury Stock

In March 2008, our Board of Directors authorized a stock repurchase program of up to $45 million of our Common Stock on the open market and/or in privately-negotiated purchase. The stock repurchase activity as of January 3, 2009 is as follows:

Shares repurchased	790,000
Average price per share	$ 35.45
Cost of shares repurchased, net of commissions	$ 28,002,000

These repurchased shares are recorded as treasury stock and are accounted for under the cost method. No repurchased shares have been retired.

(10) Foundations Retirement Plan

The Cerner Corporation Foundations Retirement Plan (the Plan) is established under Section 401(k) of the Internal Revenue Code. All associates over age 18 and not a member of an excluded class are eligible to participate. Participants may elect to make pretax contributions from 1% to 80% of eligible compensation to the Plan, subject to annual limitations determined by the Internal Revenue Service. Participants may direct contributions into mutual funds, a stable value fund, a Company stock fund, or a self-directed brokerage account. The Company makes matching contributions to the Plan, on behalf of participants, in an amount equal to 33% of the first 6% of the participant's salary contribution. The Company's expenses for the Plan amounted to $8,669,000, $8,280,000 and $7,791,000 for 2008, 2007 and 2006, respectively.

The Company added a second tier discretionary match to the Plan in 2000. Contributions are based on attainment of established earnings per share goals for the year or the established financial metric for the Plan. Only participants who defer 2% of their base salary, are actively employed as of the last day of the Plan year and are employed before October 1st of the Plan year are eligible to receive the discretionary match contribution. For the years ended 2008, 2007 and 2006 the Company expensed $2,228,000, $6,019,000 and $6,638,000 for discretionary distributions, respectively.

(11) Income Taxes

Income tax expense (benefit) for the years ended 2008, 2007 and 2006 consists of the following:

(In thousands)	2008	2007	2006
Current:			
Federal	$ 68,466	$ 66,701	$ 44,139
State	9,338	3,600	7,855
Foreign	9,789	24,629	(2,987)
Total current expense	87,593	94,930	49,007
Deferred:			
Federal	10,873	(1,726)	6,586
State	(1,105)	(1,360)	(1,431)
Foreign	(4,588)	(15,002)	3,491
Total deferred expense (benefit)	5,180	(18,088)	8,646
Total income tax expense	$ 92,773	$ 76,842	$ 57,653

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to significant portions of deferred income taxes at the end of 2008 and 2007 relate to the following:

(In thousands)	January 3, 2009	December 29, 2007
Deferred tax assets		
Accrued expenses	$ 24,077	$ 20,332
Separate return net operating losses	22,156	24,462
Share based compensation	15,678	11,433
Other	7,914	11,008
Total deferred tax assets	69,825	67,235
Deferred tax liabilities		
Software development costs	(80,623)	(73,165)
Contract and service revenues and costs	(17,070)	(8,616)
Depreciation and amortization	(39,814)	(26,616)
Other	(17,621)	(1,156)
Total deferred tax liabilities	(155,128)	(109,553)
Net deferred tax liability before valuation allowance	(85,303)	(42,318)
Valuation allowance	-	(7,982)
Net deferred tax liability	$ (85,303)	$ (50,300)

During 2007, the Company determined that due to a change in circumstances, it is more likely than not that certain tax operating loss carry-forwards in a non-U.S. jurisdiction would not be realized resulting in the recognition of a valuation allowance totaling approximately $7,982,000. During 2008, this non-U.S. jurisdiction audited the Company. As a result of the audit, certain tax positions previously taken were disallowed by the foreign jurisdiction, which reduced the deferred tax asset relating to the net operating loss carryforward in that jurisdiction. The valuation allowance related to the net operating loss carryforward was released because management believes it is more likely than not the Company will realize the remaining operating loss carry-forward amount. Based upon the level of historical taxable income and projections for future taxable income over the periods which the remaining deferred tax assets are expected to be deductible, as well as the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the Company will realize the remaining deferred tax assets and no valuation allowance is required. At January 3, 2009, the Company had net operating loss carry-forwards subject to Section 382 of the Internal Revenue Code for Federal income tax purposes of $14.9 million which are available to offset future Federal taxable income, if any, through 2020.

The effective income tax rates for 2008, 2007 and 2006 were 33%, 38% and 34%, respectively. These effective rates differ from the Federal statutory rate of 35% as follows:

(In thousands)	2008	2007	2006
Tax expense at statutory rates	$ 98,500	$ 71,389	$ 58,640
State income tax, net of federal benefit	6,403	4,640	4,176
Prior period adjustments	(2,879)	(3,125)	(1,994)
Valuation Allowance	(7,982)	7,982	-
Audit Settlements	4,412	-	-
Other, net	(5,682)	(4,044)	(3,169)
Total income tax expense	$ 92,772	$ 76,842	$ 57,653

The 2008, 2007 and 2006 tax expense amounts include the recognition of approximately $2,879,000, $3,125,000 and $1,994,000 respectively of tax benefits for items related to prior periods. The 2008 amount was related to an adjustment of a foreign tax credit claimed. The adjustments in 2007 were recorded primarily to correct an error in the Company's 2006 state income tax rate. These differences have accumulated over several years and the impact to any one of these prior periods is not material. The 2006 amounts relate to tax credits taken on prior income tax returns and to correct an error in prior years' effective foreign tax rate, which had accumulated over several years.

On December 31, 2006, the Company adopted the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," an interpretation of the Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This interpretation clarifies how companies calculate and disclose uncertain tax positions. The effect of adopting this interpretation did not impact any previously recorded amounts for unrecognized tax benefits.

The 2008 beginning and ending amounts of accrued interest related to the underpayment of taxes was $202,000 and $925,000, respectively. The Company classifies interest and penalties as income tax expense in its consolidated statement of earnings, which is consistent with how the Company previously classified interest and penalties related to the underpayment of income taxes. No accrual for tax penalties was recorded upon adoption of FIN 48 or at the end of the year.

The total amount of unrecognized tax benefits including interest was $8,069,000 as of December 29, 2007. During 2008, the Company settled IRS examinations for the 2005 to 2006 periods and as a result reversed previously recorded reserves for tax uncertainties by $1,319,000. The years after 2006 remain open. As of January 3, 2009, the total amount of unrecognized tax benefits, including interest, was $12,440,000. It is reasonably possible that within the next 12 months the Company will resolve some of the matters which may decrease unrecognized tax benefits for these open tax years by $1,000,000. Any settlement of those unrecognized tax benefits will affect the effective tax rate of the Company.

A reconciliation of unrecognized tax benefit as of January 3, 2009, is presented below:

(In thousands)	
Unrecognized tax benefit - December 29, 2007	$ 8,069
Gross decreases- tax positions in prior period	-
Gross increases- in current-period tax positions	5,690
Settlements	(1,319)
Unrecognized tax benefit - January 3, 2009	$ 12,440

(12) Related Party Transactions

For the first half of 2008 and prior years, the Company leased an airplane from PANDI, Inc. (PANDI), a company owned by Mr. Neal L. Patterson and Mr. Clifford W. Illig, the Company's Chairman/CEO and Vice Chairman of the Board, respectively. The airplane was leased on a per mile basis with no minimum usage guarantee. The lease rate was believed to approximate fair market value for this type of aircraft. During 2008, 2007 and 2006 the Company paid an aggregate of $423,000, $661,000, and $670,000 for the rental of the airplane, respectively. The airplane was used principally by Mr. Trace Devanny, President, and Mr. Mike Valentine, Executive Vice President, to make client visits. On August 14, 2008, the PANDI aircraft was sold by PANDI to a third party, which had the effect of terminating the lease agreement with the Company.

On February 6, 2007, the Company entered into an Aircraft Service Agreement between Rockcreek Aviation, Inc. (the Company's wholly-owned flight operations subsidiary) and PANDI. Under this agreement Rockcreek Aviation provided flight operations services to PANDI with respect to PANDI's aircraft. PANDI owned and operated a Beechcraft, BeechJet 400 for the first half of 2008. During 2008, the aircraft services fees paid by PANDI to the Company were $297,000. On August 14, 2008, the PANDI aircraft was sold by PANDI to a third party, which had the effect of terminating the Aircraft Service Agreement between Rockcreek Aviation and PANDI.

(13) Commitments

In prior years, the Company leased space to unrelated parties in its North Kansas City headquarters complex and in other business locations under noncancelable operating leases. Included in other revenues is rental income of $305,000 in 2006. The Company did not receive rental income in 2007 or 2008.

The Company is committed under operating leases for office space and computer equipment through October 2027. Rent expense for office and warehouse space for the Company's regional and global offices for 2008, 2007, and 2006 was $16,091,000, $12,436,000 and $11,391,000, respectively. Aggregate minimum future payments under these noncancelable operating leases are as follows:

(In thousands)		
2009	$	13,442
2010		12,553
2011		11,237
2012		10,686
2013		9,533
2014 and thereafter		32,998
Total:	$	90,449

(14) Segment Reporting

The Company has two operating segments, Domestic and Global. Revenues are derived primarily from the sale of clinical, financial and administrative information systems and solutions. The cost of revenues includes the cost of third party consulting services, computer hardware and sublicensed software purchased from computer and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. Operating expenses incurred by the geographic business segments consist of sales and client service expenses including salaries of sales and client service personnel, communications expenses and unreimbursed travel expenses. Performance of the segments is assessed at the operating earnings level and, therefore, the segment operations have been presented as such. "Other" includes revenues not generated by the operating segments and expenses such as software development, marketing, general and administrative, share-based compensation expense and depreciation that have not been allocated to the operating segments. It is impractical for the Company to track assets by geographical business segment.

Accounting policies for each of the reportable segments are the same as those used on a consolidated basis. The following table presents a summary of the operating information for the years ended January 3, 2009, December 29, 2007 and December 30, 2006.

	Operating Segments			
(In thousands)	Domestic	Global	Other	Total
2008				
Revenues	$ 1,307,510	$ 368,518	$ -	$ 1,676,028
Cost of revenues	225,955	70,108	-	296,063
Operating expenses	361,213	150,729	589,138	1,101,080
Total costs and expenses	587,168	220,837	589,138	1,397,143
Operating earnings (loss)	$ 720,342	$ 147,681	$ (589,138)	$ 278,885

	Operating Segments			
(In thousands)	Domestic	Global	Other	Total
2007				
Revenues	$ 1,227,434	$ 290,677	$ 1,766	$ 1,519,877
Cost of revenues	221,154	53,367	5,589	280,110
Operating expenses	331,124	151,355	553,205	1,035,684
Total costs and expenses	552,278	204,722	558,794	1,315,794
Operating earnings (loss)	$ 675,156	$ 85,955	$ (557,028)	$ 204,083

	Operating Segments			
(In thousands)	Domestic	Global	Other	Total
2006				
Revenues	$ 1,166,662	$ 207,367	$ 4,009	$ 1,378,038
Cost of revenues	251,574	39,224	172	290,970
Operating expenses	308,085	107,571	505,245	920,901
Total costs and expenses	559,659	146,795	505,417	1,211,871
Operating earnings (loss)	$ 607,003	$ 60,572	$ (501,408)	$ 166,167

(15) Quarterly Results (unaudited)

Selected quarterly financial data for 2008 and 2007 is set forth below:

(In thousands, except per share data)	Revenues	Earnings Before Income Taxes	Net Earnings	Basic Earnings Per Share	Diluted Earnings Per Share
2008 quarterly results:					
March 29	$ 384,765	$ 57,284	$ 36,817	$ 0.46	$ 0.44
June 28	402,800	53,723	35,287	0.44	0.42
September 27	422,728	67,958	45,014	0.56	0.54
January 3 (1)	465,735	102,466	71,540	0.89	0.86
Total	$ 1,676,028	$ 281,431	$ 188,658		
2007 quarterly results:					
March 31	$ 365,852	$ 42,976	$ 27,711	$ 0.35	$ 0.34
June 30	386,588	48,189	26,849	0.34	0.32
September 29	372,936	53,576	31,234	0.39	0.37
December 29	394,501	59,226	41,331	0.52	0.49
Total	$ 1,519,877	$ 203,967	$ 127,125		

(1) Includes margin of $28.6 million related to the Company's contract in London as part of the National Health Service (NHS) initiative to automate clinical processes and digitize medical records in England. This represents a one-time catch-up resulting from a change in accounting estimate and the ability to separate the support services element of the contract. The after tax effect of this item increased fourth quarter 2008 net earnings and diluted earnings per share by $20.6 million and $0.24, respectively.

Stock Price Performance

The following graph presents a comparison for the five-year period ended December 31, 2008 of the performance of the Common Stock of the Company with the NASDAQ Composite Index (US Companies) (as calculated by The Center for Research in Security Prices) and the NASDAQ Computer/Data Processing Group (as calculated by The Center for Research in Security Prices):



Comparison of 5 Year Cumulative Total Return
$400
$300
$200
$100
$0
12/03
12/04
12/05
12/06
12/07
12/08
Cerner Corporation
Nasdaq Computer and Data Processing Index
Nasdaq Stock Market (US Companies)

The above comparison assumes $100 was invested on December 31, 2003 in Common Stock of the Company and in each of the foregoing indices and assumes reinvestment of dividends. The results of each component issuer of each group are weighted according to such issuer's stock market capitalization at the beginning of the year.

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held at 10:00 a.m. on May 22, 2009, at The Cerner Round auditorium in the Cerner Vision Center, located on the Cerner campus at 2850 Rockcreek Parkway, North Kansas City, Missouri. A formal notice of the Meeting, with a Proxy Statement and Proxy Card, will be available, to each shareholder of record, in April 2009.

Annual Report/10-K Report

Publications of interest to current and potential Cerner investors are available upon written request or via Cerner's Web site at **www.cerner.com**. These include annual and quarterly reports and the Form 10-K filed with the Securities and Exchange Commission.

Written requests should be made to:

Cerner Corporation
Investor Relations
2800 Rockcreek Parkway
North Kansas City, MO 64117-2551

Inquiries of an administrative nature relating to shareholder accounting records, stock transfer, change of address and miscellaneous shareholder requests should be directed to the transfer agent and registrar, Computershare Trust Company, at 1-800-884-4225.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
1-800-884-4225

Stock Listings

Cerner Corporation's common stock trades on The NASDAQ Stock Market LLC under the symbol CERN.

Independent Accountants

KPMG LLP
Kansas City, MO

CERNER®
All Together™

World Headquarters
Cerner Worldwide
2800 Rockcreek Parkway
North Kansas City, MO USA
64116-2551
816.221.1024
www.cerner.com

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